As filed with the Securities and Exchange Commission on September 5, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

SYNNEX INFORMATION TECHNOLOGIES, INC.

(to be renamed “SYNNEX Corp.”)

(Exact Name of Registrant as Specified in its Charter)

California	33411	94-2703333
(prior to reincorporation)	(Primary Standard Industrial	(I.R.S. Employer
	Classification Code Number)	Identification No.)
Delaware (after reincorporation)
(State or Other Jurisdiction of Incorporation or Organization)

3797 Spinnaker Court, Fremont, CA 94538

(510) 656-3333

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

ROBERT T. HUANG

President and Chief Executive Officer

SYNNEX INFORMATION TECHNOLOGIES, INC.

3797 Spinnaker Court, Fremont, CA 94538

(510) 656-3333

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

JORGE DEL CALVO, ESQ. ALLISON LEOPOLD TILLEY, ESQ. DAVINA K. KAILE, ESQ. PILLSBURY WINTHROP LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233-4500 Fax (650) 233-4545	GREGORY C. SMITH, ESQ. NICOLE MORATH, ESQ. SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 (650) 470-4500 Fax (650) 470-4570

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐   ____________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐   ____________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐   ____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, $0.001 par value	$92,000,000	$7,443

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 5, 2003

Prospectus

                 shares

SYNNEX Information Technologies, Inc.

Common Stock

This is the initial public offering of                  shares of common stock of SYNNEX Information Technologies, Inc. No public market currently exists for our shares.

We currently anticipate the initial public offering price of our common stock to be between $         and $         per share. We intend to apply to have our shares approved for listing on the New York Stock Exchange under the symbol “SNX”.

We are selling              of the shares of common stock under this prospectus, and certain of our stockholders, referred to in this prospectus as selling stockholders, are offering an additional                      shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

See “ Risk Factors” beginning on page 6 to read about certain risks that you should consider before buying shares of our common stock.

		Per Share		Total
Public Offering Price	$		$
Underwriting Discount	$		$
Proceeds, Before expenses, to SYNNEX	$		$
Proceeds, Before expenses, to the Selling Stockholders	$		$

We and certain of the selling stockholders identified in this prospectus have granted the underwriters a 30-day option to purchase up to                  additional shares to cover any over-allotments.

Delivery of shares will be made on or about                 , 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

                                      Banc of America Securities LLC

Raymond James

The date of this prospectus is                         , 2003.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and the related notes and pro forma financial data before making an investment decision.

SYNNEX Information Technologies, Inc.

Our Business

We are a global information technology, or IT, supply chain services company offering a comprehensive range of outsourcing solutions to IT original equipment manufacturers and software publishers, collectively OEMs, and reseller customers worldwide. We have been in the IT distribution business since 1980 and are one of the largest IT product distributors based on reported revenue. We focus our core wholesale distribution business on a limited number of leading IT OEMs, which allows us to enhance and increase the value of our services to our OEM suppliers and reseller customers. We also offer contract assembly services to OEMs in the IT products industry.

We distribute IT systems, peripherals, system components, software and networking equipment for OEM suppliers such as HP, IBM, Intel, Microsoft Corporation and Seagate. Our reseller customers include value added resellers, or VARs, corporate resellers, government resellers, system integrators, direct marketers and retailers. We currently distribute and market approximately 15,000 products (as measured by active SKUs) from over 100 OEM suppliers to more than 15,000 resellers.

Our contract assembly services are generally related to building IT systems such as personal computers, workstations and servers. By leveraging the inventory management capabilities and system component supplier relationships of our distribution business, we provide cost-effective IT system contract assembly services.

Because we offer distribution, contract assembly and complementary supply chain services, OEM suppliers and resellers can outsource to us multiple areas of their business outside of their core competencies. This model allows us to provide services at several points along the IT product supply chain. We believe that the combination of our broad array of services, our focus on servicing the leading IT OEMs and our stringent operating disciplines enables us to realize strong and expanding relationships with these OEMs and our reseller customers.

Our Strategy

We intend to continue to expand our business by pursuing the following strategies:

•	Deepen relationships with our existing OEM suppliers and reseller customers by expanding the supply chain services we offer to them.

•	Establish new strategic relationships with leading OEMs to increase the breadth of product lines that we distribute by offering OEMs a compelling combination of supply chain services.

•	Increase our reseller customer base by offering competitive pricing, in-depth product expertise and a comprehensive selection of IT products.

•	Expand our contract assembly services to benefit from the continuing trend of OEMs outsourcing their production activities.

•	Control costs by maintaining our low cost operations and seeking ways to further reduce costs in all areas of our business.

•	Pursue strategic acquisitions and investments to increase our OEM and reseller relationships, enhance our service offerings and expand our geographic reach.

Our Relationship with MiTAC International

In 1992, MiTAC International Corporation, or MiTAC International, acquired a controlling interest in us. Since 1992, MiTAC International, through its affiliates, has increased its beneficial ownership interest in us to approximately 98%.

MiTAC International, established in 1982, is a publicly held, original design manufacturing company based in Taiwan. MiTAC International specializes in the development and manufacture of motherboards, servers, LCD PCs, mobile wireless handheld devices, such as wireless PDAs and smart phones. In the last 20 years, MiTAC International has expanded its presence in more than 20 countries around the world. In 1994, we began offering contract assembly services that we jointly market with MiTAC International’s manufacturing and design services.

All of the selling stockholders are related to MiTAC International. After completion of this offering, MiTAC International and its affiliates will beneficially own approximately       % of our outstanding common stock, assuming the underwriters do not exercise their over-allotment option, and approximately       % if the underwriters exercise their over-allotment option in full. As a result of this ownership interest, MiTAC International and its affiliates control us and they will continue to control us upon completion of the offering.

We were incorporated in the State of California as COMPAC Microelectronics, Inc. on November 18, 1980, and we changed our name to SYNNEX Information Technologies, Inc. on February 4, 1994. We plan to reincorporate in the State of Delaware under the name “SYNNEX Corp.” prior to consummation of the offering. Our principal offices are located at 3797 Spinnaker Court, Fremont, CA 94538, and our telephone number is (510) 656-3333. We have distribution, sales and assembly facilities located in Asia, Europe and North America. Our website is located at www.synnex.com. The information contained on our website is not a part of this prospectus.

THE OFFERING

Shares of common stock being offered by us	shares

Shares of common stock being offered by the selling stockholders	shares

Shares of common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the estimated net proceeds from this offering of $ million to reduce the amounts outstanding under our U.S. credit facility, if any, and reduce the use of our accounts receivable securitization program.

Dividend policy	We have not declared or paid any cash dividends since our inception. We currently intend to retain future earnings, if any, for use in our operations and the expansion of our business.

Proposed New York Stock Exchange symbol	SNX

The number of shares of common stock to be outstanding after this offering is based on our outstanding shares as of May 31, 2003. These shares exclude:

•	shares issuable upon the exercise of options outstanding at May 31, 2003 under our stock option plans with a weighted average exercise price of $ per share;

•	shares reserved for future grant under our stock option plans at May 31, 2003; and

•	shares reserved for issuance under our employee stock purchase plan.

Except when otherwise indicated, all information in this prospectus:

•	assumes the reincorporation of SYNNEX Information Technologies, Inc. in Delaware as SYNNEX Corp. at or prior to the consummation of this offering;

•	has been adjusted to give effect to a for reverse stock split of our common stock to be effected prior to the consummation of this offering; and

•	assumes no exercise by the underwriters of their option to purchase additional shares of common stock from us and some of the selling stockholders to cover over-allotments, if any.

The SYNNEX name and logo are trademarks, registered trademarks, service marks or registered service marks of SYNNEX in the United States. All other trademarks, service marks and trade names referred to in this prospectus are the property of their respective owners.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents our summary consolidated historical financial information. The statement of operations data generally includes the operating results of our acquisitions from the closing date of each acquisition. You should read this information together with the consolidated financial statements and related notes, unaudited as adjusted financial information and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Years Ended November 30,						Unaudited Actual Six Months Ended May 31,
	2000		2001		2002		2002		2003
	(in thousands, except per share data)
Statement of Operations Data:
Revenue		$3,802,629		$3,224,390		$3,767,882		$1,685,231		$1,838,028
Cost of revenue		3,626,317		3,060,304		3,593,982		1,604,069		1,753,197

Gross profit		176,312		164,086		173,900		81,162		84,831
Selling, general and administrative expenses		106,489		106,197		123,418		56,380		59,583

Income from operations		69,823		57,889		50,482		24,782		25,248
Income from continuing operations		42,011		25,797		28,032		13,138		13,721
Loss from discontinued operations		(5,577)		—		—		—		—

Net income		$36,434		$25,797		$28,032		$13,138		$13,721

Net income per common share—diluted:
Income from continuing operations	$		$		$		$		$

	Unaudited
	May 31, 2003
	Actual	As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$17,293	$
Working capital	198,069
Total assets	623,914
Current borrowings under term loans and lines of credit	42,838
Long-term borrowings	13,580
Total stockholders’ equity	232,564

As adjusted information gives effect to the application of the net proceeds from the sale of                      shares of our common stock offered by us at an assumed initial public offering price of $          per share and after deducting estimated offering expenses and underwriting discounts and commissions. In addition to the repayment of any outstanding borrowings under our U.S. credit facility, we intend to use the remaining portion of the net proceeds received by us from this offering to reduce the use of our accounts receivable securitization program. The impact to our financial statements of this reduction will be to increase our accounts receivable.

	Years Ended November 30,			Unaudited Six Months Ended May 31,
	2000	2001	2002	2002	2003
	(in thousands)
Other Data:
Depreciation and Amortization	$6,753	$9,350	$8,337	$3,818	$4,106

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus, including in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” and elsewhere in this prospectus that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, the anticipated impact on our business and financial results of recent and future acquisitions, potential growth opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and generally can be identified by the use of terminology such as the words “may,” “will,” “should,” “potential,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in the forward-looking statements for a number of reasons, including those appearing elsewhere in this prospectus under the caption “Risk Factors.” Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements after the date of this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before you invest in our common stock, you should carefully consider all of the risks of our business, including those described below, together with all of the other information included in this prospectus. Our business and operating results could be materially and adversely affected by any of these risks. The trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We anticipate that our revenue and operating results will fluctuate, which could adversely affect the price of our common stock.

Our operating results have fluctuated and will fluctuate in the future as a result of many factors, including:

•	general economic conditions and weakness in IT spending;

•	the loss or consolidation of one or more of our significant original equipment manufacturer, or OEM, suppliers or customers;

•	market acceptance and product life of the products we assemble and distribute;

•	competitive conditions in our industry, which may impact our margins;

•	pricing, margin and other terms with our OEM suppliers;

•	variations in our levels of excess inventory and doubtful accounts, and changes in the terms of OEM supplier-sponsored programs, such as price protection and return rights;

•	changes in our costs and operating expenses; and

•	the contribution to our total revenue of our international operations.

Although we attempt to control our expense levels, these levels are based, in part, on anticipated revenue. Therefore, we may not be able to control spending in a timely manner to compensate for any unexpected revenue shortfall.

Our operating results also are affected by the seasonality of the IT products industry. We have historically experienced higher sales in our fourth fiscal quarter due to patterns in the capital budgeting and purchasing cycles of end-users. These patterns may not be repeated in subsequent periods.

You should not rely on period-to-period comparisons of our operating results as an indication of future performance. The results of any quarterly period are not indicative of results to be expected for a full fiscal year. In future quarters, our operating results may be below the expectations of public market analysts or investors, which would likely cause our share price to decline.

We are dependent on a small number of OEMs to supply the IT products that we sell.

Our future success is highly dependent on our relationships with a small number of OEM suppliers. Sales of HP products represented approximately 35.0% of our total revenue in fiscal 2002 and 31.1% in the six months ended May 31, 2003. Our OEM supplier agreements typically are short-term and may be terminated without cause upon short notice. The loss or deterioration of our relationships with a major OEM supplier, the authorization by OEM suppliers of additional distributors, the sale of products by OEM suppliers directly to our reseller customers and end users, or our failure to establish relationships with new OEM suppliers or to expand the distribution and supply chain services that we provide OEM suppliers could adversely affect our business, financial position and operating results. In addition, OEM suppliers may face liquidity or solvency issues which in turn could negatively affect our business and operating results.

Our business is also highly dependent on the terms provided by our OEM suppliers. Generally, each OEM supplier has the ability to change the terms and conditions of their sales agreements, such as reducing the amount of price protection and return rights or reducing the level of purchase discounts, rebates and marketing programs available to us. If we are unable to pass the impact of these changes through to our reseller customers, our business, financial position and operating results could be adversely affected.

Our gross margins are low, which magnifies the impact of variations in revenue or costs on our operating results.

As a result of intense price competition in the IT products industry, our gross margins are low, and we expect them to continue to be low in the future. Increased competition arising from industry consolidation and low demand for certain IT products may hinder our ability to maintain or improve our gross margins. These low gross margins magnify the impact of variations in revenue, operating costs, bad debts and interest expense on our operating results. A portion of our operating expenses is relatively fixed, and planned expenditures are based in part on anticipated orders that are forecasted with limited visibility of future demand. As a result, we may not be able to reduce our operating expenses as a percentage of revenue to mitigate any further reductions in gross margins in the future. If we cannot proportionately decrease our cost structure in response to competitive price pressures, our business and operating results could suffer.

We also receive purchase discounts and rebates from OEM suppliers based on various factors, including sales or purchase volume and breadth of customers. A decrease in net sales could negatively affect the level of volume rebates received from our OEM suppliers and thus, our gross margins. Because some purchase discounts and rebates from OEM suppliers are based on percentage increases in sales of products, it may become more difficult for us to achieve the percentage growth in sales required for larger discounts due to the current size of our revenue base. A decrease or elimination of purchase discounts and rebates from our OEM suppliers could adversely affect our business and operating results.

Because we sell on a purchase order basis, we are subject to uncertainties and variability in demand by our reseller and contract assembly customers, which could decrease revenue and adversely affect our operating results.

We sell to our reseller and contract assembly customers on a purchase order basis rather than pursuant to long-term contracts or contracts with minimum purchase requirements. Consequently, our sales are subject to demand variability by our reseller and contract assembly customers. The level and timing of orders placed by our reseller and contract assembly customers vary for a variety of reasons, including seasonal buying by end-users, the introduction of new hardware and software technologies and general economic conditions. Customers submitting a purchase order may cancel, reduce or delay their orders. If we are unable to anticipate and respond to the demands of our reseller and contract assembly customers, our business, financial position and operating results may be adversely affected.

We are subject to the risk that our inventory value may decline, and protective terms under our OEM supplier agreements may not adequately cover the decline in value.

The IT products industry is subject to rapid technological change, new and enhanced product specification requirements, and evolving industry standards. These changes may cause inventory on hand to decline substantially in value or to rapidly become obsolete. Most of our OEM suppliers offer limited protection from the loss in value of inventory. For example, we can receive a credit from many OEM suppliers for products held in inventory in the event of a supplier price reduction. In addition, we have a limited right to return a certain percentage of purchases to most OEM suppliers. These policies are subject to time restrictions and do not protect us in all cases from declines in inventory value. In addition, our OEM suppliers may become unable or unwilling to fulfill their protection obligations to us. The decrease or elimination of price protection or the inability of our OEM suppliers to fulfill their protection obligations could lower our gross margins and cause us to record inventory write-downs. If we are unable to manage our inventory with our OEM suppliers with a high degree of precision, our business, financial position and operating results may suffer.

We are dependent on OEM suppliers to maintain an adequate supply of products to fulfill customer orders on a timely basis.

Our ability to obtain particular products in the required quantities and to fulfill reseller customer orders on a timely basis is critical to our success. In most cases, we have no guaranteed price or delivery agreements with our OEM suppliers. We occasionally experience a supply shortage of certain products as a result of strong demand or problems experienced by our OEM suppliers. If shortages or delays persist, the price of those products may increase, or the products may not be available at all. In addition, our OEM suppliers may decide to distribute, or to substantially increase their existing distribution business, through other distributors, their own dealer networks, or directly to resellers. Accordingly, if we are not able to secure and maintain an adequate supply of products to fulfill our reseller customer orders on a timely basis, our business, financial position and operating results may be adversely affected.

We are subject to the risk of termination of floor plan financing.

A portion of our U.S. distribution revenue is financed by floor plan financing companies. We currently receive payment from these financing companies within approximately 15 business days from the date of the sale, which allows our business to operate at much lower relative working capital levels than if such programs were not available. If these floor plan arrangements are terminated or substantially reduced, the need for more working capital and the increased financing cost could adversely affect our business and operating results.

We have significant credit exposure to our reseller customers, and negative trends in their businesses could cause us significant credit loss.

We extend credit to our reseller customers for a significant portion of our sales to them. Resellers have a period of time, generally 30 days after the date of invoice, to make payment. As a result, we are subject to the risk that our reseller customers will not pay for the products they purchase. Our credit exposure risk may increase due to liquidity or solvency issues experienced by our resellers as a result of an economic downturn, including the current downturn, or a decrease in IT spending by end-users. A deterioration in the collectibility or timing of collection of our receivables may make it more difficult or costly to utilize receivable-based financing, which could harm our business, financial position and operating results.

We may be unable to recover amounts lost due to recent incidents of theft.

We have recently experienced theft as a result of break-ins at three of our warehouses in which approximately $9.6 million of inventory was stolen. Our insurance carrier has accepted coverage of $0.4 million, is in the adjustment process for $1.4 million and has reserved its rights with respect to and has not paid the remaining $7.8 million of the claim. If we do not receive insurance proceeds to cover the loss, we would incur a charge equal to the difference of our loss and the actual insurance proceeds received, which could materially and adversely affect our operating results. In addition, these incidents may make it more difficult or expensive for us to obtain theft coverage in the future. There is no assurance that future incidents of theft will not re-occur.

A significant portion of our contract assembly revenue comes from a single customer, and any decrease in sales from this customer could adversely affect our revenue.

Our primary contract assembly customer accounted for approximately 54.5% of our contract assembly revenue in fiscal 2002 and approximately 95.7% of our contract assembly revenue in the six months ended

May 31, 2003 and less than 10% of our total revenue in fiscal 2002 and the six months ended May 31, 2003. Revenue from our primary contract assembly customer has decreased over the past three years and could decrease in the future. Our business with our primary contract assembly customer is dependent upon obtaining new orders from this customer. In addition, the future success of our relationship with our primary contract assembly customer depends on MiTAC International continuing to work with us to service our primary contract assembly customer’s needs. If we are unable to obtain assembly contracts for new and successful products as a result of the current economic downturn or other reasons, our business and operating results would suffer. For example, our loss of contract assembly business from Compaq Computer Corporation, or Compaq, in fiscal 2001 had a material adverse effect on our revenue and operating results in subsequent periods.

We have pursued and intend to continue to pursue strategic acquisitions or investments in new markets and may encounter risks associated with these activities which could harm our operations.

The distribution and contract assembly industries have experienced significant consolidation due to price erosion and market competition, augmented by the economic downturn. We expect this consolidation to continue. We have in the past pursued and in the future expect to pursue acquisitions of, or investments in, businesses and assets in new markets, either within or outside the IT products industry, that complement or expand our existing business. Our acquisition strategy involves a number of risks, including:

•	difficulty in successfully integrating acquired operations, IT systems, customers, OEM supplier and partner relationships, products and businesses with our operations;

•	loss of key employees of acquired operations or inability to hire key employees necessary for our expansion;

•	diversion of our capital and management attention away from other business issues;

•	an increase in our expenses and working capital requirements;

•	in the case of acquisitions that we may make outside of the United States, difficulty in operating in foreign countries and over significant geographical distances; and

•	other financial risks, such as potential liabilities of the businesses we acquire.

Our growth may be limited and our competitive position may be harmed if we are unable to identify, finance and complete future acquisitions. As a smaller participant in the IT product distribution industry than some of our competitors, we believe that further expansion may be a prerequisite to our long-term success. We have incurred costs and encountered difficulties in the past in connection with our acquisitions and investments. For example, our operating margins were adversely affected as a result of our acquisition of Merisel Canada Inc. and we have written off substantial investments in the past, one of which was eManage. Future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large write-offs, a decrease in future profitability, or future losses. The incurrence of debt in connection with any future acquisitions could restrict our ability to obtain working capital or other financing necessary to operate our business. Our recent and future acquisitions or investments may not be successful, and if we fail to realize the anticipated benefits of these acquisitions or investments, our business and operating results could be harmed.

We are dependent on a variety of IT and telecommunications systems, and any failure of these systems could adversely impact our business.

We depend on IT and telecommunications systems for our operations. These systems support a variety of functions, including inventory management, order processing, shipping, shipment tracking and billing.

Failures or significant downtime of our IT or telecommunications systems could prevent us from taking customer orders, printing product pick-lists, operating our automated product pick machinery, shipping products or billing customers. Sales also may be affected if our reseller customers are unable to access our price and product availability information. We also rely on the Internet, and in particular electronic data interchange or EDI, for a large portion of our orders and information exchanges with our OEM suppliers and reseller customers. The Internet and individual websites have experienced a number of disruptions and slowdowns, some of which were caused by organized attacks. In addition, some websites have experienced security breakdowns. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, it could harm our relationship with our OEM suppliers or reseller customers. Disruption of our website or the Internet in general could impair our order processing or more generally prevent our OEM suppliers or reseller customers from accessing information. The occurrence of any of these events could have an adverse effect on our business and operating results.

We rely on independent shipping companies for delivery of products, and price increases or service interruptions from these carriers could adversely affect our business and operating results.

We rely almost entirely on arrangements with independent shipping companies, such as FedEx and UPS, for the delivery of our products from OEM suppliers and delivery of products to reseller customers. Freight and shipping charges are a substantial portion of our cost of goods sold. As a result, an increase in freight surcharges due to rising fuel cost or general price increases will have an immediate adverse effect on our margins, unless we are able to pass the increased charges to our reseller customers or renegotiate terms with our OEM suppliers. In addition, in the past, UPS has experienced work stoppages due to labor negotiations with management. The termination of our arrangements with one or more of these independent shipping companies, the failure or inability of one or more of these independent shipping companies to deliver products, or the unavailability of their shipping services, even temporarily, could have an adverse effect on our business and operating results.

Part of our business is conducted outside of the United States, exposing us to additional risks that may not exist in the United States.

Part of our business is conducted outside of the United States. This portion of our business is subject to risks, including:

•	political or economic instability;

•	changes in governmental regulation;

•	changes in import/export duties;

•	trade restrictions;

•	difficulties and costs of staffing and managing operations in certain foreign countries;

•	work stoppages or other changes in labor conditions;

•	taxes; and

•	seasonal reductions in business activity in some parts of the world, such as Europe.

We may continue to expand internationally to respond to competitive pressure and customer and market requirements. However, changes in policies and/or laws of the United States or foreign governments resulting in, among other things, higher taxation, currency conversion limitations, restrictions on fund transfers or the expropriation of private enterprises, could reduce the anticipated benefits of our international expansion. Furthermore, any actions by countries in which we conduct business to reverse policies that encourage foreign trade or investment could adversely affect our business. If we fail to realize the anticipated revenue growth of our future international operations, our business and operating results could suffer.

Because we conduct substantial operations in China, our business and results of operations are subject to economic, political and social events in China.

A substantial portion of our IT systems operations, including our IT systems support and software development operations, are located in China. In addition, we also conduct general and administrative activities from our facility in China. We expect to increase our operations in China in the future. Our operations in China are subject to a number of risks relating to China’s economic and political systems, including:

•	a government fixed foreign exchange rate and limitations on the convertibility of the Chinese renminbi;

•	extensive government regulation;

•	changing governmental policies relating to tax benefits available to foreign-owned businesses;

•	the telecommunications infrastructure;

•	a relatively uncertain legal system; and

•	uncertainties related to continued economic and social reform, including the effect of China’s recent entry into the World Trade Organization.

In addition, external events in Asia, such as the recent outbreak of severe acute respiratory syndrome, or SARS, or heightened political tensions in this region may adversely affect our business by disrupting the IT supply chain, restricting travel or interfering with the electronic and communications infrastructure.

Our IT systems are an important part of our global operations. Any significant interruption in service, whether resulting from any of the above uncertainties, natural disasters or otherwise, could result in delays in our inventory purchasing, errors in order fulfillment, reduced levels of customer service and other disruptions in operations, any of which could cause our business and operating results to suffer.

Changes in foreign exchange rates and limitations on the convertibility of foreign currencies could adversely affect our business and operating results.

In fiscal 2002 and the six months ended May 31, 2003, approximately 21% and 23%, respectively, of our total revenue was generated outside the United States. Our international revenue, cost of revenue and operating expenses are denominated in foreign currencies. We presently have currency exposure arising from both sales and purchases denominated in foreign currencies. Changes in exchange rates between foreign currencies and the U.S. dollar may adversely affect our operating margins. For example, if these foreign currencies appreciate against the U.S. dollar, it will make it more expensive in terms of U.S. dollars to purchase inventory or pay expenses with foreign currencies. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency as well as make our products, which are usually purchased by us with U.S. dollars, relatively more expensive than products manufactured locally. We currently conduct only limited hedging activities, which involve the use of currency forward contracts. Hedging foreign currencies can be risky, especially if the currency is not freely or actively traded. In addition, some currencies, such as the Chinese renminbi, are subject to limitations on conversion into other currencies, which can limit our ability to hedge or to otherwise react to rapid foreign currency devaluations. We cannot predict the impact of future exchange rate fluctuations on our business and operating results.

Loss of any of our key personnel could hurt our business because of their experience in the IT products industry and their technological expertise.

We operate in the highly competitive IT products industry. We are dependent in large part on our ability to retain the services of our key senior executives and other technical experts and personnel. Our employees and executives do not have employment agreements. Furthermore, we do not carry “key person” insurance coverage for any of our key executives. We compete for qualified senior management and technical personnel. The loss of, or inability to hire, key executives or qualified employees could inhibit our ability to operate and grow our business successfully.

We may become involved in intellectual property or other disputes that could cause us to incur substantial costs.

We may from time to time receive notifications alleging infringements of intellectual property rights allegedly held by others relating to our business or the products we sell or assemble for our OEM suppliers and others. Litigation with respect to patents or other intellectual property matters could result in substantial costs and diversion of management and other resources and could have an adverse effect on our business. Although we generally have various levels of indemnification protection from our OEM suppliers and contract assembly customers, in many cases any indemnification to which we may be entitled is subject to maximum limits or other restrictions. In addition, we have developed proprietary IT systems that play an important role in our business. If any infringement claim is successful against us and if indemnification is not available or sufficient, we may be required to pay substantial damages or we may need to seek and obtain a license of the other party’s intellectual property rights. We may be unable to obtain such a license on commercially reasonable terms, if at all.

We are from time to time involved in other litigation in the ordinary course of business. For example, we are currently defending a trademark infringement action, a civil matter involving third party investors in eManage and various bankruptcy preference actions. We may not be successful in defending these or other claims. Regardless of the outcome, litigation can result in substantial expense and could divert the efforts of our management.

Our ability to obtain favorable manufacturing terms from and otherwise rely on our parent corporation, MiTAC International, may diminish as MiTAC International’s equity ownership in us decreases.

We rely on MiTAC International to manufacture and supply subassemblies and components for some of our contract assembly customers, including Sun Microsystems, currently our primary contract assembly customer, and our reliance on MiTAC International may increase in the future. In addition, our relationship with Sun Microsystems and some of our other customers evolved from customer relationships that were initiated by MiTAC International. Our relationship with Sun Microsystems is a joint relationship with us and MiTAC International, and the future success of our relationship with Sun Microsystems depends on MiTAC International continuing to work with us to service Sun Microsystems’ requirements. Our relationship with MiTAC International has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue or capacity commitments. Accordingly, we negotiate manufacturing and pricing terms on a project-by-project basis, based on manufacturing services rendered by each entity, with MiTAC International and our contract assembly customers for a given project.

Our business relationship with MiTAC International has been and will continue to be negotiated as related parties and therefore may not be the result of arms’-length negotiations between independent parties. Our Chairman has been and presently intends to continue as the chairman of the board of both MiTAC International and us. However, upon completion of this offering, the beneficial ownership interest in us of MiTAC International and its affiliates will decrease from approximately 98% to approximately     %, and it will decrease further if MiTAC International or any of its affiliates elects to sell additional shares of our common stock or we issue additional shares for capital purposes, strategic acquisitions or otherwise. As a result, MiTAC International’s interests and ours may increasingly conflict, which could result in increased costs, decreased revenue, product capacity issues and the loss of customer relationships or referrals, among other things, any of which could adversely affect our business and operating results.

There could be potential conflicts of interest between us and affiliates of MiTAC International, which could impact our business and operating results.

MiTAC International’s and its affiliates’ continuing beneficial ownership of our common stock, as well as our Chairman’s position as a director or officer of such entities could create conflicts of interest with respect to a variety of matters, such as potential acquisitions, competition, issuance or disposition of securities, election of directors, payment of dividends and other business matters. We have adopted a policy requiring material transactions in which any of our directors has a potential conflict of interest to be approved by the disinterested members of the board. Thus, our policy requires material transactions between us and MiTAC International or any of its affiliates to be approved by the members of the board other than our Chairman, who is also the chairman of MiTAC International.

SYNNEX Technology International Corp., or SYNNEX Technology International, a publicly traded company based in Taiwan affiliated with MiTAC International, currently provides distribution and fulfillment services to various markets in Asia and Australia, and is also a potential competitor of ours. Prior to this offering, SYNNEX Technology International indirectly through its ownership of Peer Developments Limited owns approximately 24% of our outstanding common stock. Neither MiTAC International nor SYNNEX Technology International are restricted from competing with us. In the future, we may increasingly compete with SYNNEX Technology International, particularly if our business in Asia expands or SYNNEX Technology International expands its business into geographies or customers we serve. Moreover, we cannot limit or control the use of the SYNNEX name by SYNNEX Technology International or MiTAC International, and our use of the SYNNEX name may be restricted as a result of registration of the name by SYNNEX Technology International or their prior use in jurisdictions where they currently operate.

Because of the capital-intensive nature of our business, we need continued access to capital which, if not available to us, could harm our ability to operate or expand our business.

Our business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. If cash from available sources is insufficient, or if cash is used for unanticipated needs, we may require additional capital sooner than anticipated. In the event we are required, or elect, to raise additional funds, we may be unable to do so on favorable terms, or at all. Our current and future indebtedness could adversely affect our operating results and severely limit our ability to plan for, or react to, changes in our business or industry. We could also be limited by financial and other restrictive covenants in any credit arrangements, including limitations on our borrowing of additional funds and issuing dividends. Furthermore, the cost of debt financing could significantly increase, making it cost prohibitive to borrow, which could force us to issue new equity securities.

If we issue new equity securities, existing stockholders may experience additional dilution, or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, we may not be able to take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Any inability to raise additional capital when required could have an adverse effect on our business and operating results.

The terms of our indebtedness agreements impose significant restrictions on our ability to operate.

As of May 31, 2003, we had approximately $56.4 million in outstanding short and long-term borrowings under term loans and lines of credit, excluding trade payables. As of May 31, 2003, approximately $177.0 million of our accounts receivable were sold to and held by a financial institution under our accounts receivable securitization program. The terms of our current indebtedness agreements restrict, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends or make certain other restricted payments;

•	consummate certain asset sales or acquisitions;

•	enter into certain transactions with affiliates; and

•	merge, consolidate or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

We are also required to maintain specified financial ratios and satisfy certain financial condition tests, including minimum net worth and fixed charge coverage ratio as outlined in our senior secured revolving line of credit arrangement. We may be unable to meet these ratios and tests, which could result in the acceleration of the repayment of the related debt, the termination of the facility or the increase in our effective cost of funds. As a result, our ability to operate may be restricted and our ability to respond to business and market conditions limited, which could have an adverse effect on our business and operating results.

We have significant operations concentrated in Northern California, South Carolina and Toronto and any disruption in the operations of our facilities could harm our business.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could seriously harm our revenue and financial condition and increase our costs and expenses. We have significant operations in our facilities located in Fremont, California, Greenville, South Carolina and Toronto. As a result, any prolonged disruption in the operations of our facilities, whether due to technical difficulties, power failures, destruction or damage to the facilities as a result of a natural disaster, fire or any other reason, could harm our operating results. For example, the California energy crisis in 2001 affected our ability to meet our customer obligations. Should an energy crisis occur again, it could harm our business and operating results. In addition, some of our OEM suppliers are located in areas geographically close to us. We currently do not have a formal disaster recovery plan and may not have sufficient business interruption insurance to compensate for losses that could occur.

Global health, economic, political and social conditions may have a material negative impact on our business.

External factors such as the SARS virus, potential terrorist attacks, acts of war or geopolitical and social turmoil in many parts of the world could cause our business and operating results to suffer in ways that cannot presently be predicted. These uncertainties make it difficult for us and our customers to accurately plan future business activities. More generally, these geopolitical social and economic conditions could result in increased volatility in the United States and worldwide financial markets and economy. We are predominantly uninsured for losses and interruptions caused by terrorist acts and acts of war.

If we account for employee stock option and employee stock purchase plans using the fair value method, it could significantly reduce our net income and earnings per share.

There has been ongoing public debate whether employee stock option and employee stock purchase plans shares should be treated as a compensation expense and, if so, how to properly value these charges. If we elected or were required to record a non-cash expense for our stock-based compensation plans using the fair value method, we could have significant accounting charges. For example in fiscal 2002, had we accounted for stock-based compensation plans under Statement 123 as amended by Statement 148, earnings per share would have been reduced by $         per share. Although we are not currently required to record any compensation expense using the fair value method in connection with option grants that have an exercise price at or above fair market value and for shares issued under our employee stock purchase plan, it is possible that future laws or regulations will require us to treat all stock-based compensation as a compensation expense using the fair value method.

Risks Related to Our Industry

The recent economic downturn in the IT industry could continue to have a material adverse effect on our business.

The IT industry in which we operate has experienced a decrease in demand. Softening demand for our products and services caused by the ongoing economic downturn and over-capacity was responsible in part for a decline in our revenue in fiscal 2001, as well as problems with the saleability of inventory and collection of reseller customer receivables.

The global economy may remain weak and market conditions continue to be challenging in the IT industry. As a result, individuals and companies may continue delaying or reducing expenditures, including those for IT products. While in the past we may have benefited from the consolidation in our industry resulting from the slowdown, further delays or reductions in IT spending in particular, and economic weakness generally, could have an adverse effect on our business and operating results.

Our distribution business may be adversely affected by OEM suppliers increasing their commitment to direct sales.

Consolidation of OEM suppliers has resulted in fewer sources for some of the products that we distribute. This consolidation has also resulted in larger OEM suppliers that have significant operating and financial resources. OEM suppliers, including the leading OEM suppliers that we service, have been selling a greater volume of products directly to end-users, thereby limiting our business opportunity. If large OEM suppliers continue the trend to sell directly to our resellers, rather than use us as the distributor of their products, our business and operating results will suffer.

OEMs are limiting the number of supply chain service providers with which they do business.

Currently, there is a trend towards reducing the number of authorized distributors used by the OEM suppliers. As a smaller market participant than some of our competitors, we may be more susceptible to loss of business from further reductions of authorized distributors or contract assemblers by IT product OEMs. For example, the termination of Compaq’s contract assembly business with us in fiscal 2001 had a significant negative effect on our revenue and operating results. A determination by any of our primary OEMs to consolidate their business with other distributors or contract assemblers would negatively affect our business and operating results.

The IT industry is subject to rapidly changing technologies and process developments, and we may not be able to adequately adjust our business to these changes.

Dynamic changes in the IT industry, including the consolidation of OEM suppliers, reductions in the number of authorized distributors used by OEM suppliers and the general slowdown of the economy, have resulted in new and increased responsibilities for management personnel and have placed, and continue to place, a significant strain upon our management, operating and financial systems and other resources. We may be unable to successfully respond to and manage our business in light of industry developments and trends. Also crucial to our success in managing our operations will be our ability to achieve additional economies of scale. Our failure to achieve these additional economies of scale or to respond to changes in the IT industry could adversely affect our business and operating results.

We are subject to intense competition in the IT industry, both in the United States and internationally.

We operate in a highly competitive environment, both in the United States and internationally. The IT product distribution and contract assembly industries are characterized by intense competition, based primarily on product availability, credit availability, price, speed of delivery, ability to tailor specific solutions to customer needs, quality and depth of product lines, pre-sale and post-sale technical support, flexibility and timely response to design changes, technological capabilities, product quality, service and support. We compete with a variety of regional, national and international IT product distributors and contract manufacturers and assemblers. In some instances, we also compete with our own customers, our own OEM suppliers and MiTAC International.

Many of our competitors are substantially larger and have greater financial, operating, manufacturing and marketing resources than us. Some of our competitors may have broader geographic breadth and range of services than us and may have more developed relationships with their existing customers. We may lose market share in the United States or in international markets, or may be forced in the future to reduce our prices in response to the actions of our competitors and thereby experience a reduction in our gross margins.

We may initiate other business activities, including the broadening of our services, and may face competition from companies with more experience in those new areas. In addition, as we enter new areas of business, we may also encounter increased competition from current competitors and/or from new competitors, including some who may once have been our OEM suppliers or reseller customers. Increased competition and negative reaction from our OEM suppliers or reseller customers resulting from our expansion into new business areas may harm our business and operating results.

Risks Related to Our Offering

There may not be an active market for our common stock, making it difficult for you to sell your shares.

This is our initial public offering, which means that there is no current market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may bear no relationship to the price at which shares of our common stock will trade upon completion of this offering. Our common stock may not be traded actively after this offering. An illiquid market for shares of our common stock may result in lower trading prices and increased volatility, which could negatively affect the value of your investment.

Our common stock will likely be subject to substantial price and volume fluctuations due to a number of factors, some of which are beyond our control.

Share prices and trading volumes for many distribution and contract assembly service related companies fluctuate widely for a number of reasons, including some reasons which may be unrelated to their businesses or results of operations. This market volatility, as well as general domestic or international economic, market and political conditions, could materially adversely affect the price of our common stock without regard to our operating performance. In addition, our operating results may be below the expectations of public market analysts and investors. If this were to occur, the market price of our common stock would likely decrease.

Significant fluctuations in the market price of our common stock could result in securities class action claims against us, which could seriously harm our business.

Securities class action claims have been brought against companies in the past where volatility in the market price of that company’s securities has taken place. This kind of litigation could be very costly and divert our management’s attention and resources, and any adverse determination in this litigation could also subject us to significant liabilities, any or all of which could adversely affect our business and operating results.

The interests of management and our principal stockholders could conflict with the interests of our other stockholders.

Upon completion of this offering, our executive officers, directors and principal stockholders will beneficially own approximately       % of our outstanding common stock. In particular, upon completion of this offering, MiTAC International, through its affiliates, will beneficially own approximately      % of our outstanding common stock, assuming the underwriters do not exercise their over-allotment option, and approximately      % if the underwriters exercise their over-allotment option in full. All selling stockholders in this offering are affiliates of MiTAC International. MiTAC International and its affiliates will continue to control us upon completion of the offering.

Anti-takeover provisions in our certificate of incorporation may make it more difficult for someone to acquire us in a hostile takeover.

Upon completion of this offering, our board of directors will have the authority to issue up to                  shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting shares. We have no current plans to issue any shares of the preferred stock.

In addition, our certificate of incorporation contains certain provisions that, together with the ownership position of our officers, directors and their affiliates, could discourage potential takeover attempts and make attempts by stockholders to change management more difficult, which could adversely affect the market price of our common stock.

The sale of shares eligible for future sale in the open market could depress our share price.

Sales of substantial amounts of common stock (including shares issued upon the exercise of outstanding options) in the public market after this offering could cause the market price of our common stock to decline. Those sales also might make it more difficult for us to sell equity-related securities in the future or reduce the price at which we could sell any such equity-related securities.

All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless those shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. Of the outstanding shares not sold in this offering,              shares will be eligible for sale as of the date of this prospectus, and              shares will be eligible for sale in the public markets 180 days after the date of this prospectus pursuant to Rules 701 or 144 upon expiration of the lock-up agreement with our underwriters. The remaining              outstanding shares are eligible for resale in the public markets from time to time thereafter upon the expiration of applicable holding periods. Bear, Stearns & Co. Inc. may, in its sole discretion at any time without public notice, release all or any portion of the shares subject to lockup agreements.

Of the              shares eligible for sale upon expiration of the underwriters’ lock-up,              shares are held by MiTAC International and its affiliates. MiTAC International and its affiliates have advised us that they presently do not intend to distribute or dispose of their shares of our common stock held upon completion of this offering. However, following the lock-up period with the underwriters, and prior thereto with the consent of the Bear, Stearns & Co. Inc., MiTAC International and its affiliates may elect to distribute or sell some or all of their shares. In this regard, MiTAC International and its affiliates could effect a pro rata distribution of its shares to their public and private shareholders without compliance with Rule 144 or further registration under the Securities Act. These shares also may be resold in the public market pursuant to the volume, reporting and other requirements of Rule 144 or by registration. We have entered into a registration rights agreement with MiTAC International and its affiliates requiring us to register these shares for resale to the public.

If securities or industry analysts do not publish research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Being a public company will increase our administration costs.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, have required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the Securities and Exchange Commission, the New York Stock Exchange has proposed revisions to its requirements for companies that are NYSE-listed. We expect these new rules and regulations to increase our legal and financial compliance costs, and to make some activities more time consuming and/or costly. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

USE OF PROCEEDS

The net proceeds to us from this offering, at an assumed initial public offering price of $         per share, are estimated to be approximately $         million ($         million if the underwriters’ over-allotment option is exercised in full), after deducting estimated underwriting discounts and commissions and expenses payable by us. We will not receive any of the proceeds from the sale of shares offered by the selling stockholders. We intend to use the net proceeds received by us from this offering to repay any outstanding borrowings under our U.S. credit facility and reduce the use of our accounts receivable securitization program. From time to time thereafter, we may increase the amounts outstanding under our term loans and lines of credit and accounts receivable securitization program and use the proceeds therefrom for working capital and other general corporate purposes, including:

•	to finance our growth;

•	for capital expenditures made in the ordinary course of business; and

•	for acquisitions of businesses and assets that complement and expand our supply chain service capabilities.

At May 31, 2003, we had no outstanding borrowings under our U.S. revolving credit facility, which expires in 2008. Our effective borrowing cost under this facility at May 31, 2003 was 3.31% per annum.

At May 31, 2003, the amount of our accounts receivable sold to and held by a financial institution under our revolving accounts receivable securitization program, which expires in 2008, was $177.0 million. Our effective borrowing cost under the program at May 31, 2003 was 2.08% per annum. A description of our accounts receivable securitization program is contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

DIVIDEND POLICY

We have not declared or paid any cash dividends since our inception. We currently intend to retain future earnings, if any, for use in our operations and the expansion of our business. If we elect to pay cash dividends in the future, payment will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our board of directors. In addition, our credit facilities place restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth, as of May 31, 2003, our capitalization:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of shares of common stock offered by us in this offering at an assumed initial public offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the estimated net proceeds from this offering to reduce the amounts outstanding under our U.S. credit facility, if any, and to reduce the use of our accounts receivable securitization program.

This information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and the notes related thereto and pro forma financial information appearing elsewhere in this prospectus.

	Unaudited
	May 31, 2003
	Actual	As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$17,293	$

Borrowings under term loans and lines of credit	$42,838	$
Long-term borrowings	13,580

Minority interest in subsidiaries	2,593

Stockholders’ equity:
Preferred stock, $0.001 par value, shares authorized, no shares issued and outstanding, actual or as adjusted	—
Common stock, $0.001 par value, shares authorized, shares issued and outstanding, actual; and shares issued and outstanding, as adjusted	44
Additional paid-in capital	79,260
Unearned stock-based compensation	(477)
Accumulated other comprehensive income	4,458
Retained earnings	149,279

Total stockholders’ equity	232,564

Total capitalization	$291,575	$

In addition to the repayment of any outstanding borrowings under our U.S. credit facility we intend to use the remaining portion of the net proceeds received by us from this offering to reduce the use of our accounts receivable securitization program. At May 31, 2003, the amount of our accounts receivable sold to and held by a financial institution under our accounts receivable securitization program was $177.0 million. The impact to our financial statements of this reduction will be to increase our accounts receivable by approximately $         million.

The number of shares of our common stock outstanding excludes the following:

•	shares issuable upon exercise of options outstanding at May 31, 2003 under our stock option plans, with a weighted average exercise price of $ per share;

•	shares reserved for future grant under our stock option plans at May 31, 2003; and

•	shares reserved for issuance under our employee stock purchase plan.

DILUTION

Our net tangible book value as of May 31, 2003 was approximately $212.8 million, or $             per share. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which equals total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding at May 31, 2003.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately after completion of this offering. Assuming the sale by us of              shares of common stock offered in this offering at an assumed initial public offering price of $             per share and after deducting underwriting discounts and commissions and estimated offering expenses and taking into account our intended application of the estimated net proceeds from the offering, our as adjusted net tangible book value at May 31, 2003 would have been $             million, or $             per share. Assuming completion of this offering, there will be an immediate increase in the net tangible book value of $             per share to our existing stockholders and an immediate dilution in the net tangible book value of $             per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of May 31, 2003	$
Increase per share attributable to new investors

As adjusted net tangible book value per share after the offering

Dilution per share to new investors		$

The following table summarizes the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors, in each case based upon the number of shares of common stock outstanding at May 31, 2003.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors		%	$	%	$

Total		%	$	%

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to             , or         % of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to             , or         % of the total number of shares of our common stock outstanding after this offering. If the underwriters’ over-allotment option is exercised in full, the number of shares held by existing stockholders after this offering would be reduced to             , or         % and the number of shares held by new investors would increase to             , or         % of the total number of shares of our common stock outstanding after this offering.

The tables and calculations above assume no exercise of outstanding options. At May 31, 2003, there were          shares of our common stock issuable upon exercise of options outstanding with a weighted average exercise price of $         per share and              shares reserved for future issuance under our stock option plans. To the extent that these options are exercised, there will be further dilution to new investors. In addition,              shares are reserved for issuance under our employee stock purchase plan.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with our consolidated financial statements and related notes to those statements, pro forma financial information and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated statement of operations and cash flow data presented below for the fiscal years ended November 30, 2000, 2001 and 2002 and the consolidated balance sheet data as of November 30, 2001 and 2002 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations and other data for the fiscal years ended November 30, 1998 and 1999 and the consolidated balance sheet data as of November 30, 1998, 1999 and 2000 have been derived from our audited consolidated financial statements that are not included in this prospectus. The consolidated financial statements of operations and other data for the six months ended May 31, 2002 and 2003 and the consolidated balance sheet data as of May 31, 2003 have been derived from our unaudited consolidated financial statements that appear elsewhere in this prospectus. These unaudited consolidated financial statements include all adjustments that we consider necessary for a fair presentation of that information. These adjustments are only of a normal and recurring nature. The consolidated statement of operations data generally include the operating results from our acquisitions from the closing date of each acquisition. Historical operating results are not necessarily indicative of the results that may be expected for any future period.

	Years Ended November 30,										Six Months Ended May 31,
	1998		1999		2000		2001		2002		2002		2003
	(in thousands, except per share data)
Statement of Operations Data:
Revenue		$2,422,832		$3,173,602		$3,802,629		$3,224,390		$3,767,882		$1,685,231		$1,838,028
Cost of revenue		2,313,019		3,039,923		3,626,317		3,060,304		3,593,982		1,604,069		1,753,197

Gross profit		109,813		133,679		176,312		164,086		173,900		81,162		84,831
Selling, general and administrative expenses		79,839		90,016		106,489		106,197		123,418		56,380		59,583

Income from operations		29,974		43,663		69,823		57,889		50,482		24,782		25,248
Interest expense, net		(1,559)		(1,111)		(452)		(1,397)		(1,422)		(760)		(1,085)
Other income (expense), net		(7,371)		(3,946)		6,845		(12,813)		(4,207)		(2,536)		(2,971)

Income from continuing operations before income taxes and minority interest		21,044		38,606		76,216		43,679		44,853		21,486		21,192
Provision for income taxes		9,006		15,680		33,373		17,608		16,837		8,333		7,443
Minority interest in subsidiaries		—		329		832		274		(16)		15		28

Income from continuing operations		12,038		22,597		42,011		25,797		28,032		13,138		13,721
Loss from discontinued operations		—		(921)		(5,577)		—		—		—		—

Net income		$12,038		$21,676		$36,434		$25,797		$28,032		$13,138		$13,721

Net income per common share, basic:
Income from continuing operations	$		$		$		$		$		$		$
Loss from discontinued operations

Net income per common share, basic	$		$		$		$		$		$		$

Net income per common share, diluted:
Income from continuing operations	$		$		$		$		$		$		$
Loss from discontinued operations

Net income per common share, diluted	$		$		$		$		$		$		$

	November 30,					May 31, 2003
	1998	1999	2000	2001	2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$14,020	$33,487	$20,564	$15,730	$15,503	$17,293
Working capital	53,436	73,164	116,292	187,235	200,021	198,069
Total assets	437,083	505,272	636,434	565,034	629,075	623,914
Current borrowings under term loans and lines of credit	49,382	34,833	32,121	18,104	19,685	42,838
Long-term borrowings	1,631	2,175	2,090	43,036	38,714	13,580
Total stockholders’ equity	89,663	112,718	157,823	183,372	213,218	232,564

	Years Ended November 30,					Six Months Ended May 31,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands)
Other Data:
Depreciation and Amortization	$5,656	$5,460	$6,753	$9,350	$8,337	$3,818	$4,106

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of SYNNEX should be read together with the consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including but not limited to, those discussed in “Risk Factors,” “Business” and elsewhere in this prospectus.

Overview

We are a global information technology, or IT, supply chain services company offering a comprehensive range of outsourcing solutions to IT original equipment manufacturers and software publishers, collectively OEMs, and reseller customers worldwide. We have been in the IT distribution business since 1980 and are one of the largest IT product distributors based on reported revenue. We focus our core wholesale distribution business on a limited number of leading IT OEMs, which allows us to enhance and increase the value of our services to our OEM suppliers and reseller customers. We also offer contract assembly services to OEMs in the IT products industry.

Because we offer distribution, contract assembly and complementary supply chain services, OEM suppliers and resellers can outsource to us multiple areas of their business outside of their core competencies. This model allows us to provide services at several points along the IT product supply chain. We believe that the combination of our broad array of services, our focus on servicing the leading IT OEMs and our stringent operating disciplines enables us to realize strong and expanding relationships with these OEMs and our reseller customers. We are headquartered in Fremont, California and have distribution, sales and assembly facilities in Asia, Europe and North America.

Revenue and Cost of Revenue

We derive our revenue primarily through the distribution of IT systems, peripherals, system components, software and networking equipment, and, to a lesser extent, from contract assembly services. We recognize revenue in both our distribution and contract assembly operations as products are shipped, provided that a purchase order exists, the sales price is fixed or determinable, collection of the resulting receivable is reasonably assured, risk of loss and title have transferred and product returns are reasonably estimable. Our distribution sales are made to reseller customers on a purchase order basis and generally relate to a specific order from a reseller’s end-user customer. Our contract assembly sales are generated from specific purchase orders received from our OEM customers for a specified unit quantity. We do not have long-term sales agreements with our reseller or contract assembly customers.

Revenue from our distribution business represented 57.2%, 76.4% and 90.1% of our total revenue in fiscal 2000, 2001 and 2002, respectively, and 95.4% for the six months ended May 31, 2003. In our distribution business, our primary customers are resellers. None of our reseller customers accounted for more than 10% of our total revenue in fiscal 2000, 2001 or 2002, or for the six months ended May 31, 2003, and we do not expect any reseller customer to account for more than 10% of our total revenue for the remainder of fiscal 2003. Approximately 23.5%, 30.4% and 35.0% of our total revenue in fiscal 2000, 2001 and 2002, respectively, and 31.1% for the six months ended May 31, 2003, was derived from the sale of HP products. Most of our remaining revenue is derived from the distribution and assembly of the IT products of a relatively small number of other suppliers.

Approximately 42.8%, 23.6% and 9.9% of our total revenue in fiscal 2000, 2001 and 2002, respectively, and 4.6% of our total revenue for the six months ended May 31, 2003, was derived from our contract assembly business. We provide contract assembly services primarily to IT product OEMs. Our contract assembly revenue is dependent on a small number of customers. Revenue from contract assembly services to Sun Microsystems accounted for approximately 15.2% and 10.9% of our total revenue in fiscal 2000 and 2001, respectively, and accounted for less than 10% of our total revenue in fiscal 2002 and the six months ended May 31, 2003. In fiscal 2000 and 2001, revenue from contract assembly services to Compaq accounted for approximately 22.7% and 5.8% of our total revenue, respectively, and we derived no revenue from contract assembly services to Compaq in fiscal 2002. Compaq notified us in November 2000 that it would no longer need our contract assembly services and subsequently our contract assembly revenue has been materially adversely affected.

The market for IT products is generally characterized by declining unit prices and short product life cycles. Our distribution business is also highly competitive on the basis of price. We set our sales price based on the market supply and demand characteristics for each particular product or bundle of products we distribute. From time to time, we also participate in the incentive and rebate programs of our OEM suppliers. These programs are important determinants of the final sales price we charge to our reseller customers. To mitigate the risk of declining prices and obsolescence of our distribution inventory, our OEM suppliers generally offer us limited price protection and return rights for products that are marked down or discontinued by them. We carefully manage our inventory to maximize the benefit to us of these supplier provided protections.

A significant portion of our cost of distribution revenue is the purchase price we pay our OEM suppliers for the products we sell, net of any rebates and purchase discounts received from our OEM suppliers. Cost of distribution revenue also consists of provisions for inventory losses and write-downs, and freight expenses associated with the receipt in and shipment out of our inventory. Our contract assembly cost of revenue consists primarily of cost of materials, labor and overhead.

Margins

The IT product distribution and contract assembly industries in which we operate are characterized by low gross profit as a percentage of revenue, or gross margin, and low income from operations as a percentage of revenue, or operating margin. Our gross margin has fluctuated between 4.2% and 5.1% annually over the past five years due to the mix of products, customers, seasonality and the general economic environment. Increased competition arising from industry consolidation and low demand for IT products may hinder our ability to maintain or improve our gross margin. Generally, when our revenue becomes more concentrated on limited products or customers, our gross margin tends to decrease due to increased pricing pressure from OEM suppliers or reseller customers. Our operating margin has also fluctuated between 1.2% and 1.8% annually over the past five years, based primarily on our ability to achieve economies of scale, the management of our operating expenses, the relative mix of our distribution and contract assembly revenue and the timing of our acquisitions and investments.

Recent Acquisitions

We seek to augment our organic growth with strategic acquisitions of businesses and assets that complement and expand our supply chain service capabilities. Our historical acquisitions have brought us new reseller customers and OEM suppliers, extended the geographic reach of our operations, particularly in international markets, and expanded the services we provide to our OEM suppliers and customers. All of our acquisitions were accounted for using the purchase method of accounting and are included within our consolidated financial statements from the closing date of the acquisition, except for our acquisition of Mitac Europe Ltd. The acquisition of Mitac Europe Ltd was accounted for as a transfer of assets under common control and is included within our consolidated financial statements for all periods presented.

Gates/Arrow Distributing.    On May 31, 2002, we acquired substantially all of the net working capital assets, approximately $43.7 million, of Gates/Arrow Distributing, a business unit of Arrow Electronics, Inc., for approximately $45.7 million. Gates/Arrow was a full-line IT product distributor servicing value-added resellers across North America and was located in Greenville, South Carolina. The Gates/Arrow acquisition further expanded our distribution market share in North America, increased the number of OEM software publishers we distribute for and also increased the number of value-added enterprise level resellers we serve. Our balance sheet as of May 31, 2002 gives effect to the acquisition of Gates/Arrow. Because of the timing of the acquisition, our operating results through May 31, 2002 were not affected.

License Online, Inc.    On May 10, 2002, we acquired the assets of License Online, Inc., a provider of Web-based software licensing technology to IT consultants focused on small- to medium-sized businesses, for approximately $3.2 million in cash. We acquired License Online to broaden our software offerings in our distribution business and to extend our service offerings to our reseller customers.

Merisel Canada Inc.    On July 28, 2001, we acquired Merisel Canada Inc., an indirect subsidiary of Merisel, Inc., which now operates as SYNNEX Canada, for approximately $19.9 million. We acquired Merisel Canada in order to enter the Canadian IT product distribution market as part of our expansion effort in North America.

Mitac Europe Ltd.    On September 15, 2000, we completed the acquisition of Mitac Europe Ltd, which now operates as SYNNEX UK, from a company controlled by our largest indirect stockholder, MiTAC International, for 3.3 million shares of our common stock. The acquisition was accounted for as a transfer of assets under common control and the net tangible assets acquired were recorded at their historical cost of $7.6 million and the assets and liabilities and financial results of Mitac Europe Ltd are included within the consolidated financial statements for all periods presented. We acquired Mitac Europe Ltd as part of our international expansion effort to enable us to more effectively provide contract assembly services to the European market.

MiTAC Industrial Corp.    On August 31, 2000, we acquired all of the outstanding shares of MiTAC Industrial Corp. from an affiliate of MiTAC International, in exchange for 645,000 shares of our common stock. We acquired this company to expand our U.S. systems integration business.

Economic and Industry Trends

The IT products industry has experienced a significant downturn since 2000. Our revenue is highly dependent on the end-market demand for the IT products that we distribute and assemble. This end-market demand is influenced by many factors including the introduction of new IT products and software by OEMs, replacement cycles for existing IT products and overall economic growth and general business activity. Though the economy and information technology sector appear to have stabilized recently, if demand decreases, we may not be able to achieve in fiscal 2003 the revenue levels we experienced in fiscal 2002. This challenging economic environment may also lead to additional consolidation in the IT distribution industry and increased price-based competition.

Investments

In the past we have invested in the following entities in an attempt to expand our offerings and to capitalize on industry trends. We currently do not hold any significant equity investments.

VA Software Corporation, formerly VA Linux.    During fiscal 1999, we invested $800,000 in VA Software Corporation, or VA Linux. At the time of our investment, VA Linux had outsourced their systems manufacturing exclusively to us. Subsequent to its initial public offering in December 1999, we sold our investment in VA Linux for a pre-tax gain of approximately $7.6 million.

eManage.com.    During fiscal 1999 and 2000, we invested a total of $6.5 million in the equity capital of eManage.com, or eManage. During fiscal 2000, eManage also received equity investments, totaling $5.7 million, from management of eManage, executive officers of SYNNEX, affiliates of SYNNEX and unrelated investors. As a result of our majority ownership of eManage, we consolidated its financial results in our financial statements. eManage was unable to compete profitably in the very difficult web hosting and services marketplace and eventually filed for bankruptcy in November 2000. In addition to a $6.5 million loss on our investment, we incurred a loss of $3.4 million on accounts receivable due from eManage at the time of the bankruptcy filing. As a result of the bankruptcy filing, we treated eManage as a discontinued operation in fiscal 2000. eManage ceased all operations in February 2001.

Converge, Inc.    During fiscal 2000, we invested $3.3 million in the equity capital of Converge, Inc., an electronic global trading exchange for electronics components and computer products. Affiliates of SYNNEX invested an additional $3.3 million. Converge, Inc. substantially reduced its operations in September 2001, and as a result we reduced the value of our investment to zero.

Deferred Compensation Plan

We have a deferred compensation plan for a limited number of our directors and employees. We maintain a liability on our balance sheet for salary and bonus amounts deferred by participants and we accrue interest expense on unpaid amounts. Interest expense on the deferred amounts is classified in “interest expenses, net” on our consolidated statement of income. The plan allows for the participants to direct investment of deferred amounts in equity securities. These equity investments are classified as trading securities. Generally accepted accounting principles require that gains (losses) on the deferred compensation equity securities be recorded in “other income (expense), net” and that an equal amount be charged (or credited if losses) to “selling, general and administrative expenses” relating to compensation amounts which are payable to the plan participants. In fiscal 2002 and the six months ended May 31, 2003, our deferred compensation expense was a credit of $528,000 and $364,000, respectively. In fiscal 2000 and 2001, our deferred compensation expense was $5.2 million and $68,000, respectively.

Unearned Stock-Based Compensation

In fiscal 2000 and 2002, in connection with the granting of employee stock options that had exercise prices determined to be below fair market value on the date of grant, we have recorded unearned stock-based compensation. Unearned stock-based compensation represents the difference between the fair market value of our common stock for financial reporting purposes on the date of grant and the exercise price of these options. Unearned stock-based compensation is included as a reduction of stockholders’ equity and is amortized over the vesting period of the applicable options, generally five years, using the straight-line method. Our stock-based compensation expense relates to stock options granted to individuals and is reflected in cost of revenue and selling, general and administrative expenses. At May 31, 2003, we had unamortized stock-based compensation of $477,000. This amount will be fully amortized by the end of fiscal 2004.

Seasonality

Our operating results are affected by the seasonality of the IT products industry. We have historically experienced higher sales in our fourth fiscal quarter due to patterns in the capital budgeting and purchasing cycles of our customers and end-users. These patterns may not be repeated in subsequent periods.

Insurance Coverage

We have recently experienced theft as a result of break-ins at three of our warehouses in which approximately $9.6 million of inventory was stolen. Our insurance carrier has accepted coverage of $0.4 million, is in the adjustment process for $1.4 million and has reserved its rights with respect to and has not paid the remaining $7.8 million of the claim. If we do not receive proceeds to cover the loss, we would incur a charge equal to the difference of our loss and the actual insurance proceeds received, which could materially and adversely affect our operating results. In addition, these incidents may make it more difficult or expensive for us to obtain theft coverage in the future. We have substantially increased security at all of our warehouse sites. Although significant incidents of theft have been infrequent, we cannot be certain that these types of incidents will not occur in the future.

Critical Accounting Policies and Estimates

The discussions and analyses of our consolidated financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the financial statement date, and reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we review and evaluate our estimates and assumptions, including those that relate to accounts receivable, vendor programs, inventories, intangible assets and other long-lived assets, income taxes, and contingencies and litigation. Our estimates are based on our historical experience and a variety of other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgment about the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are affected by our judgment, estimates and/or assumptions used in the preparation of our consolidated financial statements.

Accounts Receivable.    We provide allowances for doubtful accounts on our accounts receivable for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, which may result in the impairment of their ability to make payments, additional allowances may be required. In estimating our allowance, we take into consideration the overall quality and aging of our receivable portfolio, our continuing credit evaluation of our customers’ financial conditions and collateral requirements from our customers in certain circumstances.

OEM Supplier Programs.    We receive funds from OEM suppliers for inventory price protection, product rebates, marketing and infrastructure reimbursement, and promotion programs which are recorded, net of direct costs, as adjustments to cost of revenue, or selling, general and administrative expenses according to the nature of the program. We accrue rebates based on the terms of the program and sales of qualifying products. Some of these programs may extend over one or more quarterly reporting periods. Amounts received or receivable from OEM suppliers that are not yet earned are deferred in the consolidated balance sheet. Actual rebates may vary based on volume or other sales achievement levels, which could result in an increase or reduction in the estimated amounts previously accrued. In addition, if market conditions were to deteriorate due to an economic downturn, OEM suppliers may change the terms of some or all of these programs or cease them altogether. Any such change could lower our gross margins on products we sell or revenue earned. We also provide reserves for receivables on OEM supplier programs for estimated losses resulting from OEM suppliers’ inability to pay, or rejections of such claims by OEM suppliers.

Inventories.    Our inventory levels are based on our projections of future demand and market conditions. Any sudden decline in demand and/or rapid product improvements and technological changes can cause us to have excess and/or obsolete inventories. On an ongoing basis, we review for estimated obsolete or unmarketable inventories and write down our inventories to their estimated net realizable value based upon our forecasts of future demand and market conditions. These write downs are reflected in our cost of revenue. If actual market conditions are less favorable than our forecasts, additional inventory reserves may be required. Our estimates are influenced by the following considerations: sudden decline in demand due to economic downturns, rapid product improvements and technological changes, our ability to return to OEM suppliers a certain percentage of our purchases, and protection from loss in value of inventory under our OEM supplier agreements.

Intangible Assets and Other Long-Lived Assets.    We assess potential impairment of our intangible assets and other long-lived assets when there is evidence that recent events or changes in circumstances have made recovery of an asset’s carrying value unlikely. If indicators of impairment were present in intangible assets used in operations and future cash flows were not expected to be sufficient to recover the assets’ carrying amount, an impairment loss would be charged to expense in the period identified. The amount of an impairment loss would be recognized as the excess of the asset’s carrying value over its fair value. Factors we consider important, which may cause an impairment include: significant changes in the manner of use of the acquired asset, negative industry or economic trends, and significant underperformance relative to historical or projected operating results.

Income Taxes.    As part of the process of preparing our consolidated financial statements, we have to estimate our income taxes in each of the taxing jurisdictions in which we operate. This process involves estimating our actual current tax expense together with assessing any temporary differences resulting from the different treatment of certain items, such as the timing for recognizing revenue and expenses, for tax and accounting purposes. These differences may result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We are required to assess the likelihood that our deferred tax assets, which include net operating loss carry forwards and temporary differences that are expected to be deductible in future years, will be recoverable from future taxable income or other tax planning strategies. If recovery is not likely, we have to provide a valuation allowance based on our estimates of future taxable income in the various taxing jurisdictions, and the amount of deferred taxes that are ultimately realizable. The provision for current and deferred taxes involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations by various taxing authorities. Actual results could differ from our estimates.

Contingencies and Litigation.    There are various claims, lawsuits and pending actions against us incident to our operations. If a loss arising from these actions is probable and can be reasonably estimated, we record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range within which no point is more probable than another. Based on current available information, we believe that the ultimate resolution of these actions will not have a material adverse effect on our financial position or results of operations. As additional information becomes available, we assess any potential liability related to these actions and may need to revise our estimates. Future revisions of our estimates could materially impact the results of our operations, financial position or cash flows.

Results of Operations

The following table sets forth, for the indicated periods, data as percentages of revenue:

	Years Ended November 30,			Unaudited Six Months Ended May 31,
	2000	2001	2002	2002	2003
Revenue	100.00%	100.00%	100.00%	100.00%	100.00%
Cost of revenue	95.36	94.91	95.38	95.18	95.38

Gross margin	4.64	5.09	4.62	4.82	4.62
Selling, general and administrative expenses	2.80	3.29	3.28	3.35	3.24

Income from operations	1.84	1.80	1.34	1.47	1.38
Interest expense, net	(0.00)	(0.04)	(0.04)	(0.05)	(0.06)
Other income (expense), net	0.18	(0.40)	(0.11)	(0.15)	(0.17)

Income from continuing operations before income taxes and minority interest	2.00	1.36	1.19	1.27	1.15
Provision for income taxes	0.88	0.55	0.45	0.49	0.40
Minority interest in subsidiaries	0.02	0.01	0.00	0.00	0.00

Income from continuing operations	1.10	0.80	0.74	0.78	0.75
Loss from discontinued operations	0.14	0.00	0.00	0.00	0.00

Net income	0.96%	0.80%	0.74%	0.78%	0.75%

Six Months Ended May 31, 2003 Compared to Six Months Ended May 31, 2002

Revenue.    Our revenue increased 9.1% to $1.84 billion in the six months ended May 31, 2003 from $1.69 billion in the six months ended May 31, 2002. On a segmented basis, our distribution revenue increased 19.5% from $1.47 billion in the six months ended May 31, 2002 to $1.75 billion in the six months ended May 31, 2003, and our contract assembly revenue decreased 60.9% to $85.1 million in the six months ended May 31, 2003 from $217.8 million in the six months ended May 31, 2002. The increase in distribution revenue was attributable primarily to the acquisition of Gates/Arrow Distributing in May 2002 and the commencement of our Mexico distribution operation in April 2002. The increase was also attributable to market share increases through increased selling efforts. The increase in distribution revenue was somewhat mitigated by a continued general decline in demand for IT products. The decline in contract assembly revenue was the result of a decline in demand for IT products that we assemble for our primary OEM customers.

Gross Margin.    Our gross margin has been and will continue to be affected by a variety of factors, including competition, the mix and average selling prices of products we sell and the mix of customers to whom we sell, rebate and discount programs from our suppliers, freight costs and reserves for inventory losses. Gross margins decreased to 4.6% of revenue for the six months ended May 31, 2003 from 4.8% for the six months ended May 31, 2002. The decrease in gross margin was a result of the increase in our lower gross margin distribution business and a decrease in our higher gross margin contract assembly business. Distribution gross margin was essentially unchanged for the six months ended May 31, 2003 as compared with the six months ended May 31, 2002. We expect that our total gross margins may decrease further in future periods as a result of the relative mix of our distribution and contract assembly revenue.

Selling, General and Administrative Expenses.    Our selling, general and administrative expenses consist primarily of salaries, commissions, bonuses, and related expenses for personnel engaged in sales, product marketing, distribution and contract assembly operations and administration. Selling, general and administrative expenses also include stock-based compensation expense, deferred compensation expense, temporary personnel fees, the costs of our facilities, utility expense, professional fees, depreciation expense on our capital equipment and amortization expense on our intangible assets. As a percentage of revenue, selling, general and administrative expenses declined slightly in the six months ended May 31, 2003 to 3.2% from 3.4% for the six months ended May 31, 2002. Selling, general and administrative expense increased by $3.2 million or 5.7% to $59.6 million in the six months ended May 31, 2003 as compared with the six months ended May 31, 2002. The increase was primarily a result of increased expenses associated with additional personnel from the Gates/Arrow Distributing acquisition and the commencement of our Mexico distribution operation.

Income from Operations.    Income from operations as a percentage of revenue decreased to 1.4% for the six months ended May 31, 2003 from 1.5% for the six months ended May 31, 2002. The decrease in our income from operations as a percentage of revenue was primarily due to the increase in our lower operating margin distribution business and the decrease in our higher operating margin contract assembly business. On a segmented basis, our distribution operating income as a percentage of distribution revenue was relatively unchanged at 1.4% for the six months ended May 31, 2003 as compared to 1.3% for the six months ended May 31, 2002, and our contract assembly operating income as a percentage of contract assembly revenue was relatively breakeven for the six months ended May 31, 2003, down from 2.7% for the six months ended May 31, 2002. The decrease in contract assembly operating margin was primarily due to the decrease in contract assembly revenue, as discussed above.

Interest Expense, net.    Amounts recorded in interest expense, net are primarily interest expense paid on our lines of credit, long-term debt and deferred compensation liability offset by income earned on our excess cash investments. Interest expense, net increased to $1.1 million in the six months ended May 31, 2003 from $760,000 in the six months ended May 31, 2002. The increase in interest expense, net was primarily the result of reduced interest income earned in the six months ended May 31, 2003 versus the six months ending May 31, 2002.

Other Income (Expense), net.    Amounts recorded in other income (expense), net include fees associated with third party accounts receivable flooring arrangements, fees associated with the sale of accounts receivable through our securitization facility, foreign currency transaction gains and losses, investment gains and losses, including those in our deferred compensation plan and other non-operating gains and losses. Other income (expense), net increased by 17.2% to an expense of $3.0 million in the six months ended May 31, 2003 from an expense of $2.5 million in the six months ended May 31, 2002. This increase was primarily related to an increase in foreign currency transaction losses from $66,000 for the six months ended May 31, 2002 to $343,000 for the six months ended May 31, 2003.

Provision for Income Taxes.    Income taxes consist of our current and deferred tax expense resulting from our income earned in domestic and foreign jurisdictions. Our provision for income taxes decreased 10.7% to $7.4 million in the six months ended May 31, 2003 from $8.3 million in the six months ended May 31, 2002. Our effective tax rate was 35.1% for the six months ended May 31, 2003 as compared with an effective tax rate of 38.8% for the six months ended May 31, 2002. The decrease in our income tax provision and effective tax rate was primarily a result of the lower effective tax rate of our subsidiary in Canada.

Minority Interest.    Minority interest is the portion of earnings from operations from subsidiaries of our company attributable to others. Our subsidiaries in Japan and Mexico have minority stockholders. Minority interest increased by $13,000 to $28,000  in the six months ended May 31, 2003 as compared with the six months ended May 31, 2002 due to an increase in the profits of our Japanese subsidiary.

Fiscal Year Ended November 30, 2002 Compared to Fiscal Year Ended November 30, 2001

Revenue.    Our revenue increased 16.9% to $3.77 billion in fiscal 2002 from $3.22 billion in fiscal 2001. On a segmented basis, our distribution revenue increased 37.8% from $2.46 billion in fiscal 2001 to $3.39 billion in fiscal 2002 and our contract assembly revenue decreased 50.9% from $760.0 million in fiscal 2001 to $373.0 million in fiscal 2002. The increase in our distribution revenue was primarily attributable to market share increases through increased selling efforts, the acquisition of Merisel Canada in July 2001, the acquisition of Gates/Arrow Distributing in May 2002 and the commencement of our Mexico distribution operations in April 2002. The decline in contract assembly revenue was primarily attributable to the termination of our contract assembly contract with Compaq in 2001 as well as the general decline in demand for technology products that affected our other OEM customers.

Gross Margin.    Gross margin decreased to 4.6% of total revenue in fiscal 2002 from 5.1% in fiscal 2001. The decrease in gross margin was primarily due to the increase in our lower gross margin distribution business and a decrease in our higher margin contract assembly business. Distribution gross margin was relatively unchanged in fiscal 2002 versus fiscal 2001.

Selling, General and Administrative Expenses.    Total selling, general and administrative expenses increased by $17.2 million, or 16.2%, to $123.4 million in fiscal 2002 as compared to $106.2 million in fiscal 2001. The increase in selling, general and administrative expense was primarily a result of a full year of expenses, contributing an incremental $11.3 million in expense in fiscal 2002, from our subsidiary in Canada, which was acquired in July 2001, and increased expenses associated with the acquisition of Gates/Arrow Distributing and the commencement of our subsidiary in Mexico. Incremental expense associated with our increased revenue contributed to the rise in selling, general and administrative as well. Included in fiscal 2001 selling, general and administrative expense was $2.1 million of depreciation expense related to the impairment of assembly assets associated with our Compaq business and $2.8 million in stock-based compensation expense, compared to $495,000 in fiscal 2002.

Income from Operations.    Income from operations as a percentage of revenue decreased to 1.3% in fiscal 2002 from 1.8% in fiscal 2001. The decrease in our income from operations, on a percentage basis, was primarily due to the increase in our lower operating margin distribution business and a decrease in our higher margin contract assembly business. On a segmented basis, our distribution operating income as a percentage of distribution revenue was unchanged at 1.3% in fiscal 2002, and our contract assembly operating income as a percentage of contract assembly revenue decreased to 2.0% in fiscal 2002 from 3.4% in fiscal 2001.

Interest Expense, net.    Interest expense, net was relatively unchanged at $1.4 million in fiscal 2002 compared to fiscal 2001. Higher interest expense at our subsidiary in Canada, due to its acquisition in July 2001, was offset by an increase in interest income.

Other Income (Expense), net.    Other income (expense), net decreased by $8.6 million to an expense of $4.2 million in fiscal 2002 from an expense of $12.8 million in fiscal 2001. Expense in fiscal 2002 consisted primarily of fees of $4.8 million associated with our accounts receivable flooring arrangements and the sale of accounts receivable through our securitization facility and foreign currency transaction losses of $177,000 offset by other income of $1.0 million. Expense in fiscal 2001 consisted primarily of fees of $5.8 million associated with third party accounts receivable flooring arrangements and the sale of accounts receivable through our securitization facility, foreign currency transaction losses of $3.4 million and the write-off of our investment in Converge in the amount of $3.3 million.

Provision for Income Taxes.    Our provision for income taxes decreased 4.4% to $16.8 million in fiscal 2002 from $17.6 million in fiscal 2001. Our effective tax rate was 37.5% in fiscal 2002 compared to 40.3% in fiscal 2001. The decrease in our income tax provision and our effective tax rate was primarily a result of the lower effective tax rate of our subsidiary in Canada.

Minority Interest.    Minority interest decreased by $290,000 to a benefit of $16,000 in fiscal 2002 from an expense of $274,000 in fiscal 2001 due to a decrease in the profits of our subsidiary in Japan as a result of continued weak economic conditions in Japan.

Fiscal Year Ended November 30, 2001 Compared to Fiscal Year Ended November 30, 2000

Revenue.    Our revenue decreased 15.2% to $3.22 billion in fiscal 2001 from $3.80 billion in fiscal 2000. On a segmented basis our distribution revenue increased 13.3% from $2.17 billion to $2.46 billion and our contract assembly revenue decreased 53.3% from $1.63 billion to $760.0 million. The increase in our distribution revenue was attributable to the acquisition of Merisel Canada in July 2001, which contributed approximately $144.3 million of revenue in fiscal 2001, and market share increases through increased selling efforts. The increase in distribution revenue was somewhat mitigated by a general decline in demand for IT products. The decline in contract assembly revenue was primarily the result of the decrease in revenue from the termination of our contract assembly agreement with Compaq in 2001 of $675.0 million, as well as the general decline in demand for technology products that affected our other OEM customers.

Gross Margin.    Gross margin increased to 5.1% of total revenue in fiscal 2001 from 4.6% in fiscal 2000. The increase in gross margin was primarily due to improved purchasing and management of the product costs associated with our contract assembly business and the loss of the lower margin Compaq contract assembly business.

Selling, General and Administrative Expenses.    Total selling, general and administrative expenses decreased by $292,000, or 0.3%, to $106.2 million in fiscal 2001 as compared to $106.5 million in fiscal 2000. Selling, general and administrative expenses associated with acquired subsidiaries were $7.3 million higher in fiscal 2001 than in fiscal 2000 primarily due to the acquisition of Merisel Canada on July 28, 2001. Selling, general and administrative expenses in fiscal 2001 also included $2.1 million for accelerated deprecation of impaired assets associated with the terminated Compaq business. Deferred compensation charges were $7.5 million higher in fiscal 2000 than in fiscal 2001 because of appreciation of investments held on behalf of officers in fiscal 2000. Stock-based compensation charges were $2.9 million higher in fiscal 2000 than in fiscal 2001 primarily due to the issuance of vested options.

Income from Operations.    Income from operations as a percentage of revenue increased to 1.8% in fiscal 2001 from 1.7% in fiscal 2000. The increase in our income from operations, on a percentage basis, was primarily due to the increase in our gross margin in fiscal 2001 as compared to fiscal 2000, partially offset by the increase in our selling, general and administrative expense as a percent of revenue in fiscal 2001 as compared to fiscal 2000, in each case as discussed above. On a segmented basis, our distribution operating income as a percentage of distribution revenue decreased to 1.3% in fiscal 2001 from 1.7% in fiscal 2000, and our contract assembly operating income as a percentage of contract assembly revenue increased to 3.4% in fiscal 2001 from 1.8% in fiscal 2000. The decrease in distribution margin was due to overall lower gross margins and the selling, general and administrative expenses associated with the acquisition of Merisel Canada, as discussed above. The increase in contract assembly margin was primarily due to higher gross margins, as discussed above.

Interest Expense, net.    Interest expense, net increased to $1.4 million in fiscal 2001 from $452,000 in fiscal 2000. The increase in interest expense, net was primarily a result of the acquisition of Merisel Canada and the resultant interest expense from its secured credit facility.

Other Income (Expense), net.    Other income (expense), net changed by $19.7 million to an expense of $12.8 million in fiscal 2001 from income of $6.8 million in fiscal 2000. Expense in fiscal 2001 consisted primarily of fees of $5.8 million associated with third party accounts receivable flooring arrangements and the sale of accounts receivable through our securitization facility and foreign currency transaction losses of $3.4 million. The income in fiscal 2000 was primarily a result of a gain of approximately $7.6 million from the sale of our investment in VA Linux as well as gains of $5.2 million on equity investments associated with deferred compensation accounts. These amounts were partially offset by fees of $9.6 million in fiscal 2000 associated with our accounts receivable flooring arrangements and the sale of accounts receivable through our securitization facility.

Provision for Income Taxes.    Our provision for income taxes decreased 47.2% to $17.6 million in fiscal 2001 from $33.4 million in fiscal 2000 primarily due to the 42.7% decrease in our income before taxes. Our effective tax rate was 40.3% in fiscal 2001 compared to 43.8% in fiscal 2000. The decrease in the fiscal 2001 effective tax rate was primarily a result of a decrease in stock-based compensation expenses, which are not deductible for tax purposes.

Minority Interest.    Minority interest decreased by $558,000, to an expense of $274,000 in fiscal 2001 from an expense of $832,000 in fiscal 2000 due to a reduced amount of income generated by our subsidiary in Japan as a result of weak economic conditions in Japan.

Quarterly Financial Data

The following tables set forth certain unaudited statements of operations, balance sheet and other data, in thousands, for the ten quarters ended May 31, 2003. The unaudited interim consolidated financial statements contained herein have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information when read together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. The operating results for any quarter should not be considered indicative of results of any future period.

	Fiscal 2001 Three Months Ended				Fiscal 2002 Three Months Ended				Fiscal 2003 Three Months Ended
	Feb. 28, 2001	May 31, 2001	Aug. 31, 2001	Nov. 30, 2001	Feb. 28, 2002	May 31, 2002	Aug. 31, 2002	Nov. 30, 2002	Feb. 28, 2003	May 31, 2003
	(in thousands)
Statement of Operations Data:
Revenue	$876,697	$754,052	$736,901	$856,740	$817,756	$867,475	$1,009,145	$1,073,506	$892,924	$945,104
Cost of revenue	831,466	711,598	698,643	818,597	778,719	825,350	964,350	1,025,563	850,936	902,261

Gross profit	45,231	42,454	38,258	38,143	39,037	42,125	44,795	47,943	41,988	42,843
Selling, general and administrative expenses	28,239	25,483	24,885	27,590	26,690	29,690	32,258	34,780	29,894	29,689
Income from operations	16,992	16,971	13,373	10,553	12,347	12,435	12,537	13,163	12,094	13,154
Interest expense, net	(61)	(289)	(497)	(550)	(470)	(290)	(309)	(353)	(589)	(496)
Other income (expense), net	(3,821)	(2,281)	(2,103)	(4,608)	(1,751)	(785)	(811)	(860)	(1,268)	(1,703)

Income before income taxes and minority interest	13,110	14,401	10,773	5,395	10,126	11,360	11,417	11,950	10,237	10,955
Provision for income taxes	5,285	5,805	4,342	2,176	3,902	4,431	4,402	4,102	3,493	3,950
Minority interest in subsidiaries	105	160	74	(65)	(7)	22	(191)	160	43	(15)

Net income	$7,720	$8,436	$6,357	$3,284	$6,231	$6,907	$7,206	$7,688	$6,701	$7,020

Other Data:
Distribution revenue	$559,531	$548,739	$610,584	$745,532	$722,417	$745,030	$916,969	$1,010,311	$850,440	$902,472

Contract assembly revenue	317,166	205,313	126,317	111,208	95,339	122,445	92,176	63,195	42,484	42,632

Depreciation expense	3,257	1,321	1,328	1,269	1,180	1,136	1,298	1,421	1,189	1,118

Amortization of intangible assets	377	348	401	484	599	631	756	755	762	761

	Fiscal 2001				Fiscal 2002				Fiscal 2003
	Feb. 28, 2001	May 31, 2001	Aug. 31, 2001	Nov. 30, 2001	Feb. 28, 2002	May 31, 2002	Aug. 31 2002	Nov. 30, 2002	Feb. 28, 2003	May 31, 2003
	(in thousands)
Balance Sheet Data:
Assets
Current assets:
Cash and cash equivalents	$16,163	$22,635	$22,041	$15,730	$16,342	$23,258	$22,730	$15,503	$27,204	$17,293
Restricted cash	—	—	—	1,002	2,010	2,020	5,531	5,561	6,587	6,603
Short-term investments	2,314	1,178	1,039	1,499	5,232	5,238	4,205	3,830	4,012	4,236
Accounts receivable, net	227,728	163,247	230,358	204,624	227,012	203,380	250,452	221,432	235,616	176,482
Receivable from vendors, net	40,950	37,298	39,534	34,886	33,645	42,292	45,769	35,162	39,117	50,415
Receivable from affiliates	6,510	6,038	6,400	7,637	7,031	7,906	1,412	2,138	996	804
Inventories	235,385	206,707	241,861	236,127	245,838	256,587	277,743	261,498	262,103	280,520
Deferred income taxes	13,801	13,359	15,026	13,535	13,464	14,536	15,392	13,805	13,049	13,571
Other current assets	5,781	4,458	9,008	7,366	14,710	11,018	11,242	13,511	21,914	21,330

Total current assets	548,632	454,920	565,267	522,406	565,284	566,235	634,476	572,440	610,598	571,254

Long-term investments	208	49	49	49	—	—	—	—	—	—
Property and equipment, net	17,652	16,627	16,946	16,616	15,653	19,856	22,630	25,295	24,675	24,392
Deferred income taxes	475	447	881	874	859	525	532	529	556	593
Intangible assets	18,810	18,420	21,901	21,321	20,525	25,119	24,500	23,769	23,116	22,327
Other assets	6,695	6,211	5,778	3,768	3,366	3,728	5,081	7,042	5,395	5,348

Total assets	$592,472	$496,674	$610,822	$565,034	$605,687	$615,463	$687,219	$629,075	$664,340	$623,914

Liabilities and Stockholders’ Equity
Current liabilities:
Borrowings under term loans and lines of credit	$39,832	$34,148	$28,329	$18,104	$21,339	$19,047	$30,536	$19,685	$50,021	$42,838
Payable to affiliates	71,898	47,117	30,835	24,968	20,336	25,595	16,120	16,817	18,578	16,297
Accounts payable	247,620	165,717	256,911	248,307	281,637	271,181	341,008	269,608	291,846	256,535
Accrued liabilities	58,341	60,272	60,546	42,901	39,457	56,785	55,678	66,202	60,909	55,418
Income taxes payable	4,028	1,107	2,252	891	2,274	2,107	1,420	107	2,713	2,097

Total current liabilities	421,719	308,361	378,873	335,171	365,043	374,715	444,762	372,419	424,067	373,185
Long-term borrowings	2,048	10,745	47,411	43,036	48,383	39,056	32,822	38,714	13,772	13,580
Other long-term liabilities	—	—	—	—	—	—	—	1,535	1,550	1,534
Deferred income taxes	1,282	1,251	1,231	1,007	1,007	850	873	579	312	458

Total liabilities	425,049	320,357	427,515	379,214	414,433	414,621	478,457	413,247	439,701	388,757

Minority interest in subsidiaries	2,279	2,439	2,513	2,448	2,441	2,544	3,031	2,610	2,624	2,593

Stockholders’ equity:
Common stock	44	44	44	44	44	44	44	44	44	44
Additional paid-in-capital	78,532	78,629	78,989	78,982	78,981	79,171	79,050	79,229	79,260	79,260
Unearned stock-based compensation	(1,790)	(1,592)	(1,447)	(1,283)	(1,143)	(1,007)	(871)	(753)	(615)	(477)
Receivables from stockholders	—	—	—	(300)	(300)	(300)	—	—	—	—
Accumulated other comprehensive loss	(1,091)	(1,088)	(1,034)	(1,597)	(2,526)	(274)	(361)	(860)	1,067	4,458
Retained earnings	89,449	97,885	104,242	107,526	113,757	120,664	127,869	135,558	142,259	149,279

Total stockholders’ equity	165,144	173,878	180,794	183,372	188,813	198,298	205,731	213,218	222,015	232,564

Total liabilities and stockholders’ equity	$592,472	$496,674	$610,822	$565,034	$605,687	$615,463	$687,219	$629,075	$664,340	$623,914

Our operating results have fluctuated, and will likely fluctuate in the future, as a result of many factors. Although we attempt to control our expense levels, these levels are based, in part, on anticipated revenue. Therefore we may not be able to control spending in a timely manner to compensate for any unexpected revenue shortfall. We believe that you should not rely on period-to-period comparisons of our operating results as an indication of future performance. The results of any quarterly period are not indicative of results to be expected for a full fiscal year. In future quarters, our operating results may be below the expectations of public market analysts or investors, which would adversely impact our share price.

Liquidity and Capital Resources

Cash Flows

Our business is working capital intensive. Our working capital needs are primarily to finance accounts receivable and inventory. We rely heavily on debt, accounts receivable flooring programs and the sale of our accounts receivable under our securitization program for our working capital needs.

We have financed our growth and cash needs to date primarily through working capital financing facilities, bank credit lines and cash generated from operations. The primary uses of cash have been to fund increases in inventory and accounts receivable resulting from increased sales, and for acquisitions.

We had positive net working capital of $198.1 million, $200.0 million and $187.2 million at May 31, 2003 and November 30, 2002 and 2001, respectively. We believe that cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the next 12 months.

Net cash provided by operating activities was $7.7 million for the six months ended May 31, 2003. Cash provided by operating activities in the six months ended May 31, 2003 was primarily attributable to cash generated from net income of $13.7 million and depreciation and amortization of $4.1 million partially offset by the use of cash for working capital of $10.5 million. The cash used for working capital in the six months ended May 31, 2003 was primarily due to increases in receivables from vendors and inventory as well as decreases in accounts payable and accrued liabilities, partially offset by a decrease in accounts receivable. The fluctuations in accounts receivable, accounts payable and accrued liabilities were primarily due to the seasonal decrease in our revenue in the first and second quarters and a net increase in sales of accounts receivable under our securitization program of $19.0 million. Absent the increase in accounts receivable sold under our securitization program, our use of cash for working capital would have been $29.5 million and net cash used in operating activities would have been $11.3 million in the six months ended May 31, 2003.

Net cash provided by operating activities was $69.3 million in fiscal 2002. Cash provided by operations in fiscal 2002 was primarily attributable to net income of $28.0 million plus depreciation and amortization of $8.3 million. Also contributing to the cash provided by operations was an increase in cash from net working capital of $32.7 million. The increase in cash from working capital was primarily attributable to a net increase in sales of our accounts receivable to a financial institution under our accounts receivable securitization program of $86.0 million in fiscal 2002. Absent this increase in accounts receivable sold under our securitization program, our use of cash for working capital would have been $53.3 million and net cash used in operating activities would have been $16.7 million in fiscal 2002. The cash used for working capital in fiscal 2002, excluding the impact of the increase in accounts receivable sold under our securitization program, was primarily due to increases in accounts receivable, inventory and other assets as well as a decrease in payable to affiliates, partially offset by increases in accounts payable and accrued liabilities. The fluctuations in our accounts receivable, inventory, other assets, accounts payable and accrued liabilities were primarily related to the increase in our distribution revenue in the period. The decrease in payable to affiliates was primarily related to the decline in our contract assembly operations in fiscal 2002.

Net cash provided by operating activities was $11.5 million in fiscal 2001. Cash provided by operations in 2001 was primarily attributable to net income of $25.8 million plus depreciation and amortization of $9.4 million and impairment of investments of $3.7 million partially offset by the use of cash for working capital of $27.3 million. The use of cash for working capital was primarily attributable to a net reduction in sales of our accounts receivable to a financial institution under our accounts receivable securitization program of $78.0 million in fiscal 2001. Excluding this reduction, our cash generated from working capital reduction would have been $50.7 million and cash provided by operations would have been $89.5 million in fiscal 2001. The positive cash generated from working capital reductions in fiscal 2001, excluding the impact of the reduction in accounts receivable sold under our securitization program, was primarily attributable to decreases in inventory and accounts receivable, partially offset by lower accounts payable, due to the decrease in revenue and our improved management of working capital in the period.

Net cash used in investing activities was $4.0 million in the six months ended May 31, 2003, $63.0 million in fiscal 2002 and $20.8 million in fiscal 2001. The use of cash in the six months ended May 31, 2003 was primarily the result of net purchases of short-term investments of $1.6 million and capital expenditures of $878,000. The use of cash in fiscal 2002 was primarily a result of our acquisition of Gates/Arrow Distributing and License Online for $42.9 million and $3.2 million, respectively, net of cash acquired, and capital expenditures of $8.9 million. The use of cash in fiscal 2001 was primarily a result of our acquisition of Merisel Canada for $17.1 million, net of cash acquired, and capital expenditures of $3.3 million.

Net cash used in financing activities was $2.4 million in the six months ended May 31, 2003 and $7.3 million in fiscal 2002. Net cash used in financing activities in the six months ended May 31, 2003 and in fiscal 2002 was primarily due to the net repayment of borrowings under our credit facilities. Net cash provided by financing activities was $5.2 million in fiscal 2001, and consisted primarily of the increase in our cash overdraft balance at November 30, 2001 as compared to November 30, 2000.

To increase our market share and better serve our customers, we plan to further expand our international operations. We expect that this expansion will require an initial investment in personnel, facilities and operations, which may be more costly than similar investments in domestic operations. As a result of these investments, we may experience an increase in cost of sales and operating expenses that is disproportionate to revenue from those operations.

Capital Resources

Our cash and cash equivalents totaled $17.3 million, $15.5 million and $15.7 million at May 31, 2003 and November 30, 2002 and 2001, respectively.

Off Balance Sheet Arrangements

Effective August 30, 2002, we entered into a revolving accounts receivable securitization program in the United States, which provides for the sale of up to $200.0 million of U.S. trade accounts receivable to a financial institution. On June 30, 2003, we amended our accounts variable securitization program to provide for the sale of up to $210.0 million of U.S. trade accounts receivable and extend the maturity for one additional year to August 30, 2008. In connection with this program substantially all of our U.S. trade accounts receivable are transferred without recourse to our wholly-owned subsidiary, which, in turn, sells the accounts receivables to the financial institution. Sales of the accounts receivables to the financial institution under this program result in a reduction of total accounts receivable in our consolidated balance sheet. The remaining accounts receivables not sold to the financial institution are carried at their net realizable value, including an allowance for doubtful accounts. Our effective borrowing cost under the program is the prevailing commercial paper rate of return plus 0.90% per annum. At May 31, 2003 and November 30, 2002, the amount of our accounts receivable sold to and held by the financial institution under this accounts receivable securitization program totaled $177.0 million and $158.0 million, respectively. The increase in fiscal 2003 reflected our higher financing needs as a result of our higher volume of business. We believe that available funding under our accounts receivable financing programs provides us increased flexibility to make incremental investments in strategic growth initiatives and to manage working capital requirements, and that there are sufficient trade accounts receivable to support the U.S. financing programs.

Under the program, we continue to service the accounts receivable, and receive a service fee from the financial institution. We are required to maintain certain financial covenants including minimum net worth and fixed charge coverage as outlined in our senior secured revolving line of credit arrangement with the same financial institution.

As is customary in trade accounts receivable securitization arrangements, a credit rating agency’s downgrade of the third party issuer of commercial paper or of a back-up liquidity provider (which provides a source of funding if the commercial paper market cannot be accessed) could result in an adverse change or loss of our financing capacity under these programs if the commercial paper issuer and/or liquidity back-up provider is not replaced. Loss of such financing capacity could have a material adverse effect on our financial condition and results of operations.

Our securitization balance consists of accounts receivable sold to and held by a financial institution under our accounts receivable securitization program. Sales of accounts receivables under this program result in a reduction of total accounts receivable on our consolidated balance sheet. At February 28, 2001, May 31, 2001, August 31, 2001 and November 30, 2001, our securitization balance was $56.0 million, $43.0 million, $36.0 million and $72.0 million, respectively. At February 28, 2002, May 31, 2002, August 31, 2002 and November 30, 2002, our securitization balance was $71.0 million, $134.5 million, $126.0 million and $158.0 million, respectively. At February 28, 2003 and May 31, 2003, our securitization balance was $94.0 million, and $177.0 million, respectively.

We have also issued guarantees to certain SYNNEX Canada vendors and resellers for the total amount of $15.7 million as of May 31, 2003 and $15.4 million as of November 30, 2002.

We have also issued guarantees to certain SYNNEX Mexico vendors and resellers for the total amount of $21.6 million as of May 31, 2003 and $24.3 million as of November 30, 2002.

We have also issued a guarantee of C$75.0 million in relation to a revolving loan agreement between SYNNEX Canada and a financial institution.

On Balance Sheet Arrangements

In December 1997, we entered into a senior secured revolving line of credit arrangement, or the Revolver, with a financial institution, which is secured by our inventory. The Revolver’s maximum commitment is 50% of eligible inventory valued at the lower of cost or market up to a maximum borrowing of $10.0 million. In July 2002, the Revolver was amended and extended for an additional five-year period, and the credit limit was increased to $15.0 million. In June 2003, the Revolver was amended to increase the credit limit to $25.0 million and to extend the maturity to 2008. Interest on borrowings under the Revolver is based on the prime rate plus 1.0% or LIBOR plus 2.0% at our option. There were no borrowings outstanding under the Revolver at May 31, 2003 and November 30, 2002.

Upon our acquisition of SYNNEX Canada, we assumed a three-year C$100.0 million revolving loan agreement with a financial institution due January 2004. In August 2001, the revolving loan agreement was amended to reduce the credit limit to C$75.0 million. In April 2002, the agreement was further amended to increase the credit limit back to C$100.0 million. Borrowings under the loan agreement are collateralized by substantially all of SYNNEX Canada’s assets, including inventories and accounts receivable. Borrowings bear interest at the prime rate of a Canadian bank designated by the financial institution plus 0.75% for Canadian Dollar denominated loans (totaling 5.75% at May 31, 2003), at the prime rate of a U.S. bank designated by the financial institution plus 0.25% (totaling 4.50% at May 31, 2003) or at LIBOR plus 2.00% for U.S. Dollar denominated loans. The balance outstanding at May 31, 2003 and November 30, 2002 was $26.5 million and $26.4 million, respectively.

We also have other lines of credit and revolving facilities with financial institutions, which provide for borrowing capacity aggregating approximately $45.0 million and $43.7 million at May 31, 2003 and November 30, 2002, respectively. At May 31, 2003 and November 30, 2002, we had borrowings of $15.9 million and $17.8 million, respectively, outstanding under these facilities. The expiration dates of these facilities range from 2004 to 2011.

We also have various term loans, bonds and mortgages with financial institutions. Future principal payments due under these term loans, bonds and mortgages and payments due under our operating lease arrangements after November 30, 2002 are as follows (in thousands):

	Payments Due By Period
Contractual obligations	< 1 year	1-3 years	4-5 years	> 5 years
Principal debt payments	$2,981	$11,375	$880	$1,545
Non-cancelable operating leases	9,525	20,670	4,759	4,744

Total	$12,506	$32,045	$5,639	$6,289

We are in compliance with all covenants or other requirements set forth in our accounts receivable financing programs and credit agreements discussed above.

Qualitative and Quantitative Market Risks

Foreign Currency Risk

We are exposed to foreign currency risk in the ordinary course of business. We hedge cash flow exposures for our major countries using a combination of forward contracts. Principal currencies hedged are the British pound, Canadian dollar, Mexican peso and Japanese yen. We do not hold or issue derivative financial instruments for trading purposes. These instruments are generally short-term in nature, with typical maturities of less than one year.

The following table presents the hypothetical changes in fair values in our outstanding derivative instruments at May 31, 2003 that are sensitive to the changes in foreign currency exchange rates. The modeling technique used measures the change in fair values arising from an instantaneous strengthening or weakening of the U.S. dollar by 5%, 10% and 15% (in thousands).

	Loss on Derivative Instruments Given a Weakening of U.S. dollar by X Percent			Loss Assuming No Change in Exchange Rate	Gain on Derivative Instruments Given a Strengthening of U.S. dollar by X Percent
	15%	10%	5%		5%	10%	15%
Forward contracts	$(8,955)	$(6,378)	$(3,802)	$(1,226)	$1,350	$3,927	$6,503

Interest Rate Risk

During the last two years, the majority of our debt obligations have been short-term in nature and the associated interest obligations have floated relative to major interest rate benchmarks, such as the London Interbank Offered Rate. While we have not used derivative financial instruments to alter the interest rate characteristics of our investment holdings or debt instruments in the past, we may do so in the future.

The fair value of our outstanding borrowing that is sensitive to changes in interest rates is $5.6 million at May 31, 2003. A 150-basis point increase or decrease in rates at May 31, 2003 would not result in any material change in the fair value of this obligation.

The following table presents the hypothetical changes in interest expense related to our outstanding borrowings for the six months ending May 31, 2003 that are sensitive to changes in interest rates. The modeling technique used measures the change in interest expense arising from hypothetical parallel shifts in the respective countries’ yield curves, of plus or minus 5%, 10% and 15% for the six months ending May 31, 2003 (in thousands). It is further assumed that the outstanding balances at the May 31, 2003 will not change in the next six months.

	Interest Expense Given an Interest Rate Decrease by X Percent			Actual Interest Expense Assuming No Change in Interest Rate	Interest Expense Given an Interest Rate Increase by X Percent
	15%	10%	5%		5%	10%	15%
SYNNEX US	$246	$260	$275	$289	$303	$318	$332
SYNNEX Canada	412	436	460	484	508	532	556
SYNNEX Japan	137	145	154	162	170	178	186

Total	$795	$841	$889	$935	$981	$1,028	$1,074

Equity Price Risk

The equity price risk associated with our marketable equity securities at November 30, 2001, 2002 and May 31, 2003 is not material in relation to our consolidated financial position, results of operations or cash flow. Marketable equity securities include shares of common stock. The investments are classified as either trading or available-for-sale securities. Securities classified as trading are recorded at fair market value, based on quoted market prices and unrealized gains and losses are included in results of operations. Securities classified as available-for-sale are recorded at fair market value, based on quoted market prices and unrealized gains and losses are included in other comprehensive income. Realized gains and losses, which are calculated based on the specific identification method, are recorded in operations as incurred.

Recent Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” which addresses the recognition, measurement and reporting of costs associated with exit or disposal activities. SFAS No. 146 requires the recognition of a liability for a disposal activity, including those related to employee termination benefits and obligations under operating leases and order contracts, and that the liability be recognized when incurred and not necessarily on the date of an entity’s commitment to an exit plan. SFAS No. 146 also establishes that the initial measurement of a liability be based on fair value. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We have not had any exit on disposal activities since the adoption of the standard.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this standard did not have any material impact on our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. We have applied the disclosure provisions of SFAS No. 148.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” Fin No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. We believe that the adoption of this standard will have no material impact on our financial position and results of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting of derivative instruments and hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 amends SFAS No. 133 for decisions made: (a) as part of the Derivatives Implementation Group process that require amendment to SFAS No. 133; (b) in connection with other FASB projects dealing with financial instruments; and (c) in connection with the implementation issues raised related to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for designated hedging relationships after June 30, 2003. We believe that the adoption of SFAS No. 149 will not have a material impact on our financial position and results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances) financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many of these instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We believe that the adoption of this standard will not have a material impact on our financial position and results of operations.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21 (“EITF No. 00-21”), “Multiple-Deliverable Revenue Arrangements.” EITF No. 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The consensus mandates how to identify whether goods or services or both that are to be delivered separately in a bundled sales arrangement should be accounted for separately because they are separate units of accounting. The guidance can affect the timing of revenue recognition for such arrangements, even though it does not change rules governing the timing or pattern of revenue recognition of individual items accounted for separately. The final consensus is applicable to agreements entered into in fiscal years beginning after June 15, 2003 with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB No. 20, “Accounting Changes.” We are assessing the impact of EITF No. 00-21 and believe that the adoption will not have a material impact on our financial position and results of operations.

In March 2003, the EITF finalized Issue No. 02-16 (“EITF No. 02-16”), “Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor’s Products).” EITF No. 02-16

requires that consideration received from vendors, such as advertising support funds, be accounted for as a reduction to cost of sales when recognized in the reseller’s income statement unless certain conditions are met showing that the funds are used for a specific program entirely funded by an individual vendor. If these specific requirements related to individual vendors are met, the consideration is accounted for as a reduction in the related expense category, such as advertising or selling and administrative expense. EITF No. 02-16 applies to all agreements modified or entered into on or after January 1, 2003. Adopting EITF No. 02-16 had no material impact on our financial position and results of operations.

BUSINESS

Overview

We are a global information technology, or IT, supply chain services company offering a comprehensive range of outsourcing solutions to IT original equipment manufacturers and software publishers, collectively OEMs, and reseller customers worldwide. We have been in the IT distribution business since 1980 and are one of the largest IT product distributors based on reported revenue. We focus our core wholesale distribution business on a limited number of leading IT OEMs, which allows us to enhance and increase the value of our services to our OEM suppliers and reseller customers. We also offer contract assembly services to OEMs in the IT products industry.

We distribute IT systems, peripherals, system components, software and networking equipment for OEM suppliers such as HP, IBM, Intel, Microsoft Corporation and Seagate. Our reseller customers include value added resellers, or VARs, corporate resellers, government resellers, system integrators, direct marketers and retailers. We currently distribute and market approximately 15,000 products (as measured by active SKUs) from over 100 OEM suppliers to more than 15,000 resellers.

Our contract assembly services are generally related to building IT systems such as personal computers, workstations and servers. By leveraging the inventory management capabilities and system component supplier relationships of our distribution business, we provide cost-effective IT system assembly services.

Because we offer distribution, contract assembly and complementary supply chain services, OEM suppliers and resellers can outsource to us multiple areas of their business outside of their core competencies. This model allows us to provide services at several points along the IT product supply chain. We believe that the combination of our broad array of services, our focus on servicing the leading IT OEMs and our stringent operating disciplines has enabled us to realize strong and expanding relationships with these OEMs and our reseller customers.

Our Industry

The information technology, or IT, product supply chain generally consists of original equipment manufacturers, or OEMs, contract manufacturers, distributors, resellers and end-users. The roles of these participants are described in the table below:

IT Product Supply Chain

Participant	Description	Companies

IT OEMs

•   Design IT systems, system components, peripherals and software.

•   Manufacture IT products, directly or on an outsourced basis.

•   Market and sell IT products directly or through distributors to resellers, retailers and large end-users.

Systems (including PCs, servers, storage systems, workstations): Apple, Dell, EMC, HP, IBM, Sun Microsystems, Toshiba

Peripherals (including monitors, printers, supplies): APC, HP, Lexmark, NEC, ViewSonic, Xerox

System Components (including CPUs, memory, hard disk drives): Asus, Intel, Micron, Seagate, Western Digital

Software (including applications, operating systems): Adobe, Computer Associates, IBM, Intuit, Microsoft, Oracle, Symantec

Networking Equipment (including network interface cards, routers, switches, hubs, wireless products): Cisco, Intel, Lucent, Nortel, 3COM

Contract Manufacturers/ Assemblers	• Design IT products. • Source product materials. • Manufacture and assemble printed circuit boards. • Assemble and test finished products.	Benchmark, Celestica, Flextronics, Foxconn, MiTAC International, Sanmina-SCI, Solectron, SYNNEX

Distributors	• Purchase IT products from OEMs. • Sell IT products to resellers. • Provide logistics, marketing, financial, technical support and other supply chain services.	Arrow, Avnet, Bell Micro, Ingram Micro, Pioneer-Standard, ScanSource, SYNNEX, Tech Data, Westcon

Resellers	• Sell IT products directly to end-users. • Provide value added services, including design, installation, integration and training.

Value Added Resellers and Solution Providers: small- to medium-sized business focused, local, regional and industry specific resellers

Corporate Resellers: Amherst, ASAP, CompuCom, EnPointe, Pomeroy, TIG

Government Resellers: Government Micro Resources, GTSI, PlanetGov, TELOS, Westwood Computer

Systems Integrators: AMAX, Comptech Micro System, Equus Computer Systems, Hatch Associates, Premio Computer

Direct Marketers: CDW, Creative Computer, Insight, PC Connection

Retailers: Amazon.com, Best Buy, Circuit City, CompUSA, Fry’s Electronics

End-Users	• Use IT products for commercial or personal use.	Large corporations, governments and educational institutions, small- to medium-sized businesses, personal users

The IT product supply chain is fluid as participants assume changing roles in the chain based on their various products, customer demands and business objectives. For example, a contract manufacturer may perform design features for some OEM products while solely manufacturing products for the same or other OEMs. Similarly, OEMs may elect to sell products directly to resellers or end-users without the use of a distributor, particularly in the case of larger volume end-user purchasers.

Distribution

OEMs rely on distributors because of the wide range and high complexity of IT products, the short product life cycle of some products and the desire of end-users to integrate solutions from multiple OEMs. Distributors provide an efficient and cost-effective means for OEMs to reach a broad range of resellers who sell to a large number of end-users. In addition, distributors provide OEMs with demand creation marketing, inventory management, logistics services, and pre- and post-sale technical support.

Resellers depend on distributors for product information, real-time price and availability information, system configuration, marketing, credit, logistics and technical support needs. Resellers also rely on distributors for inventory management services. These services allow resellers to reduce their inventory, staffing levels and warehouse requirements, thereby lowering their invested capital requirements and reducing their costs.

In July 2003, IDC estimated that total worldwide IT spending on hardware and packaged software was $513 billion in 2002 and would grow to $646 billion by 2007, representing a compound annual growth rate of 4.7%. In doing so, IDC makes assumptions about economic conditions that may or may not prove accurate. The distribution business in which we and our competitors operate addresses only a portion of this total market.

The IT product distribution industry has undergone significant consolidation as a result of several factors. These factors include the current economic downturn, reductions in IT spending, overcapacity, more restrictive terms and conditions from OEMs, reductions in the number of OEM-authorized distributors, a high level of price competition among distributors and evolving OEM business models such as direct sales initiatives.

Contract Manufacturing and Assembly

In addition to using wholesale distributors, OEMs in the IT industry have increasingly outsourced their manufacturing and product assembly. Historically, OEMs were vertically integrated and invested significantly in equipment and facilities to manufacture, service and distribute their products. Contract manufacturers originated to provide additional capacity during periods of high demand by assembling and testing printed circuit boards that typically form the backbone of electronic devices and have evolved to provide full system assembly. Recently, contract manufacturers have also expanded their electronic manufacturing services to include design, component procurement, inventory management, logistics and after-market services.

OEMs use contract manufacturers and assemblers for many reasons including to reduce their time to market by using a contract manufacturer’s established manufacturing expertise, broad capabilities, global presence and infrastructure, reduce the OEMs’ overall capital equipment requirements, allow OEMs to focus on core technologies and activities such as product development and marketing and to reduce production and inventory costs by using a contract manufacturer’s volume procurement capabilities and expertise in inventory management.

Our Solution

We distribute the products of leading IT product OEMs and provide complementary contract assembly and supply chain services. Our comprehensive services are an essential part of our OEM suppliers’ and reseller customers’ supply chains that enable them to meet their specific sales, distribution, manufacturing and logistics objectives. The key components of our IT supply chain solution are as follows:

Distribution

Focus on leading OEMs.    We primarily serve leading OEMs in selected IT product categories. This OEM focus enables us to dedicate teams that work directly with these OEMs and develop in-depth knowledge of the OEMs’ products. Because of our intimate knowledge of the products we distribute, we are able to provide effective product marketing services for our OEM suppliers in order to help them meet their sales objectives. In addition, our in-depth product knowledge enables us to deliver solutions to our reseller customers that integrate several products, sometimes from multiple OEMs.

Broad Market Reach.    Through our network of more than 15,000 reseller customers, we offer our OEM suppliers access to customers they could not reach cost-effectively otherwise. Our reseller relationships provide an important sales channel for these OEMs to connect with small- to medium-sized businesses, government agencies and educational institutions that generally buy IT products through intermediaries.

Low Cost Solutions.    Our ability to effectively market and sell products for leading OEMs can save our OEM suppliers money relative to selling direct. OEMs can streamline their sales organization by using us to expand their reach to additional IT product resellers. OEMs can also reduce their costs associated with warehouse facilities by utilizing our inventory management and logistics services.

Financing Options for Resellers.    Many resellers have limited working capital and rely on us to provide them with financing alternatives. By offering these alternatives, we enable our reseller customers to fulfill larger orders than their resources otherwise would allow.

Demand Creation Marketing.    We offer our OEM suppliers a full range of demand creation marketing services targeted to specific resellers. These services include trade publication advertising, direct mail, e-mail marketing, national and regional trade show events and many Web-based marketing offerings.

Local Points of Presence.    Our sales and distribution centers are geographically dispersed. Our regional locations enable us to work closely with our reseller customers to better serve them and their end-users. Our regional distribution centers also allow us to deliver products quickly. In addition, because shipping companies generally charge based on the distance shipped, our approach allows us to reduce our shipping costs, a significant component of our cost of sales.

Electronic Commerce.    We maintain EDI, or electronic data interchange, and web-based communication links with many of our reseller customers. These links improve the speed and efficiency of our transactions with our reseller customers by enabling them to:

•	search for products;

•	check inventory availability;

•	configure systems;

•	price systems and products;

•	place and track orders;

•	receive invoices; and

•	process returns.

Competitive Pricing.    We are able to offer our reseller customers competitive prices due to our high volume purchasing, low cost structure, efficient distribution methods and focus on leading OEM suppliers.

Other Supply Chain Services.    We provide both OEMs and resellers logistics services such as outsourced fulfillment, virtual distribution and direct ship to end-users. We also offer our reseller customers outsourced back-office support services, including management of sales and purchase orders, inventory, invoicing and collections, vendor claims and returns. Furthermore, we provide our reseller customers with pre- and post-sale technical support services.

Contract Assembly

Efficient System Components Sourcing.    We distribute many of the system components used in the assembly of our OEM customers’ products. As a result, our assembly customers are able to minimize their inventory risk because they can take advantage of the terms and conditions of our distribution relationships. A primary benefit of our distribution relationships is vendor provided price protection that allows our OEM customers to benefit from declines in component prices. We also offer increased inventory availability to our OEM customers because we stock items for both distribution and assembly. In addition, we generally can use our distribution services to provide logistics services, drop shipments to end-user customers and to sell excess system components ordered by our OEM assembly customers.

Flexible Product Assembly.    We provide our OEM customers with a high degree of flexibility with our build-to-order or configure-to-order capabilities. By focusing only on system-level assembly and outsourcing more capital intensive contract manufacturing activities, such as printed circuit board assembly, we are able to maintain a flexible operating structure that allows us to rapidly increase or decrease production volumes and deliver customized assembly solutions.

Joint Design and Manufacturing Services.    We offer contract design and manufacturing services to OEMs through our relationship with our largest indirect stockholder, MiTAC International. These services complement our system assembly capabilities and allow us to deliver a complete design-to-delivery solution for our OEM customers. MiTAC International is a leading original design manufacturing company based in Taiwan, specializing in product design, printed circuit board assembly, power supply manufacturing, and plastic and sheet metal molding. We work closely with MiTAC International to collaborate on OEM outsourcing opportunities.

Product Return Services.    We provide our OEM customers with product return services for the IT systems we build for them in our contract assembly facilities. These services allow for the management of product returns directly from the OEM’s customer to us. These services include refurbishment of these systems to a like-new condition as well as the ability to re-sell the refurbished systems through authorized sales channels.

Our Strategy

Our objective is to continue to expand our business by providing IT product OEMs and other suppliers outsourcing solutions including distribution, assembly and supply chain services, and by providing our reseller customers outstanding execution, service and support. In particular, we intend to achieve this objective by pursuing the following strategies:

Deepen Relationships with Our Existing OEM Suppliers and Reseller Customers

We believe our present OEM and reseller relationships represent significant opportunities for growth. We seek to increase business opportunities with our existing OEM suppliers by expanding the distribution, assembly and supply chain services that we provide to them. We work closely with these suppliers to ensure that our service offerings meet their evolving needs. We aim to provide a complete supply chain solution to our OEM suppliers to decrease the costs associated with assembling, selling and distributing IT products.

Establish New Strategic Relationships with Leading OEMs

We intend to establish additional relationships with select leading IT product OEMs to increase the breadth of products we distribute. We will offer these OEMs our comprehensive range of global distribution and supply chain services, our ability to deliver services anywhere along the IT supply chain, our ability to assist OEMs in reaching a broad range of resellers and their end user customers.

Increase Our Reseller Customer Base

We seek to grow by increasing the number of reseller customers to which we sell IT products. Our depth of product knowledge resulting from our focus on leading OEM vendors enables us to provide a high level of service to resellers. Our efficient operating disciplines have permitted us to profitably sell IT products at competitive prices. We also seek opportunities to increase the number of resellers that buy from us by expanding the breadth of products that we distribute.

Expand Our Contract Assembly Services

We intend to expand our contract assembly services business as the continuing trend of OEMs outsourcing of production activities creates a growing market opportunity. Our strategy is to remain focused on system level assembly services delivered to IT product OEMs. Within the broad spectrum of IT products, we have targeted the non-branded, or white-box, segment of the IT product market as a focus of our assembly expansion efforts. We believe the white-box market has growth potential. We are also continuing to work with MiTAC International to jointly pursue contract manufacturing opportunities where we can combine MiTAC International’s design and printed circuit board assembly operations with our system assembly capabilities to deliver an integrated, cost-effective solution to OEMs.

Control Costs

We intend to maintain our low cost operations and seek ways to further reduce costs in all areas of our operations. Our low cost structure is predicated upon our management of facility costs, capital outlays, and our effective use of IT systems and temporary labor. We also manage our costs by locating some professional and administrative functions, such as IT development, materials management and accounts payable, in low cost geographic regions, like China. Our strategy to operate numerous distribution centers that are geographically dispersed also helps us to control costs by reducing shipping costs.

Pursue Strategic Acquisitions and Investments

Over the last three years, we have completed a number of acquisitions and investments. We intend to continue to grow our business through strategic acquisitions or investments of complementary businesses or assets in order to increase our OEM and reseller relationships, enhance our service offerings and expand our geographic reach. Additionally, we plan to capitalize on the trend toward consolidation in the distribution and contract manufacturing industries. We believe that a critical part of any acquisition is proper management of the post-acquisition process. We intend to continue to devote attention and resources to the integration of management, personnel, culture, IT systems, products, customer relationships and other issues arising from recent and future acquisitions. We also intend to pursue strategic investments to leverage our core competencies in areas such as execution, IT management, logistics and systems manufacturing.

Our Products and Suppliers

We distribute a full range of IT products, including IT systems, peripherals, system components, software and networking equipment for more than 100 OEM suppliers, enabling us to offer comprehensive solutions to our reseller customers. Our primary OEM suppliers for fiscal 2002 and representative products we currently distribute for them include the following:

Supplier	Representative Products
HP	Desktop and Notebook PCs, Printers, Imaging Products, Supplies, Servers, Storage Products
IBM	Desktop and Notebook PCs, Servers, Storage Systems, Software
Intel	CPUs, Motherboards, Networking Products
Lexmark	Printers and Supplies
Microsoft	Operating Systems, Application Software
NEC-Mitsubishi	Displays and Monitors
Panasonic	Ruggedized Notebook PCs
Seagate	Hard Disk Drives
Toshiba America	Notebook PCs
Xerox	Printers and Supplies

Our largest OEM supplier is HP. Revenue from the sale of HP products represented approximately 23.5%, 30.4% and 35.0% of our revenue for fiscal 2000, 2001 and 2002, respectively, and approximately 31.1% of our revenue in the six months ended May 31, 2003.

During fiscal 2002 and the six months ended May 31, 2003, our distribution product mix by category was in the following ranges:

Product Category:
Peripherals	32%-36%
System Components	24%-28%
IT Systems	20%-24%
Software	11%-15%
Networking Equipment	3%- 7%

In our contract assembly business we primarily assemble IT systems.

We have distribution agreements with many of our suppliers. These agreements usually provide for nonexclusive distribution rights and pertain to specific geographic territories. The agreements are also generally short term, subject to periodic renewal, and often contain provisions permitting termination by either us or our supplier without cause upon relatively short notice. An OEM supplier that elects to terminate a distribution agreement will generally repurchase its products carried in our inventory.

Our IT distribution and assembly business subjects us to the risk that the value of our inventory will be affected adversely by suppliers’ price reductions or by technological changes affecting the usefulness or desirability of the products comprising our inventory. Many of our OEM suppliers offer us limited protection from the loss in value of our inventory due to technological change or a supplier’s price reductions. Under many of these agreements, we have a limited period of time to return or exchange products or claim price protection credits. We monitor our inventory levels and attempt to time our purchases to maximize our protection under supplier programs.

Our OEM suppliers generally warrant the products we distribute and allow returns of defective products, including those returned to us by our reseller customers. We generally do not independently warrant the products we distribute; however, we warrant our services with regard to products that we configure for our reseller customers, and the products that we assemble from components purchased from other sources. A provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience. Historically, our warranty expense has not been material.

Our Customers

Distribution

We distribute IT products to more than 15,000 resellers. Resellers are classified primarily by the end-users to which they sell as well as the services they provide. End-users include large corporations, governments, small- to medium-sized businesses, or SMBs, and personal users. In addition, resellers vary greatly in size and geographic reach. No reseller accounted for more than 10% of our total revenue in fiscal 2002 or for the six months ended May 31, 2003. Our reseller customers buy from us and other distributors. Some of our larger reseller customers also buy certain products directly from OEM suppliers. Some of our largest reseller customers include Business Depot, CDW, EnPointe, Insight and PlanetGov.

Contract Assembly

The customers of our contract assembly business are IT product OEMs seeking to outsource product assembly and production logistics. Currently our primary contract assembly customer is Sun Microsystems. No contract assembly customer accounted for more than 10% of our total revenue in fiscal 2002 or for the six months ended May 31, 2003.

Our Services

We offer a variety of services to our distribution and contract assembly customers, including the following:

Distribution

Distribution Services.    We have sophisticated pick, pack and ship operations, which allows us to efficiently receive shipments from our OEM suppliers and fill orders from our reseller customers. We generally stock or otherwise have access to the inventory of our OEM suppliers to satisfy the demands of our reseller customers.

Logistics Services.    We provide logistics services to our reseller customers such as outsourced fulfillment services, virtual distribution and direct ship to end users. Other logistics services we provide include generation of customized shipping documents, multi-level serial number tracking for customized, configured products and online order and shipment tracking. We also provide logistics services both individually and in bulk directly to resellers, other distributors and end users.

Outsourced Back-Office Services.    We offer our reseller customers outsourced back-office support services, including management of sales and purchase orders, credit verification, inventory management, invoicing and collections, vendor claims and returns. Some of our reseller customers have outsourced to us their entire order processing, shipping and billing functions, eliminating the need for them to hire and maintain staff to perform these functions.

Online Services.    We maintain EDI and web-based communication links with many of our reseller customers. These links improve the speed and efficiency of our transactions with our reseller customers by enabling them to search for products, check inventory availability and prices, configure systems, place and track orders, receive invoices, review account status and process returns. We also have web-application software that allows our resellers or their end-user customers to order software and take delivery online.

Financing Services.    We offer our reseller customers a wide range of financing options, including net terms, third party leasing and floor plan financing, letters of credit and arrangements where we collect payment directly from the end user. The availability and terms of our financing services are subject to our credit policies or those of third party financing providers to our reseller customers.

Marketing Services.    We offer our OEM suppliers a full range of marketing services targeting specific resellers, including direct mail, external media advertising, reseller product training, targeted telemarketing campaigns, national and regional trade shows and web-based marketing. Web-based marketing includes customized areas of our web site that focus on an OEM suppliers’ products, programs, and services; web banners; web casts designed to allow an OEM supplier to make presentations to a targeted group of resellers; and web-based training.

Technical Support Services.    We provide our reseller customers technical support services, including pre- and post-sale support.

Contract Assembly

Materials Procurement and Management.    We provide our contract assembly customers with materials procurement and management services. These services include planning, purchasing, expediting and warehousing system components and materials used in the assembly process. Because we distribute many of the system components used in the assembly of our contract assembly customers’ products, our assembly customers are able to minimize their inventory risk by taking advantage of the terms and conditions of our distribution relationships. In addition, we also offer increased inventory availability to our contract assembly customers because we stock items for both distribution and assembly.

Assembly Services.    We provide our OEM assembly customers with build-to-order, or BTO, and configure-to-order, or CTO, assembly services. BTO assembly consists of building a group of systems with the same pre-defined specifications, generally for our OEM customers’ inventory. CTO assembly consists of building a customized system for an OEM customer’s individual order specifications. We possess adequate systems and assembly flexibility to produce both large and small volumes of products that include numerous configurations. We also offer production value added services such as kitting, reconfiguration, asset tagging and hard drive imaging.

Joint Design and Manufacturing Services.    We offer contract design and manufacturing services to OEMs through our relationship with our largest indirect stockholder, MiTAC International. MiTAC International’s design services complement our system assembly capabilities and allow us to deliver a complete design-to-delivery solution for our OEM customers.

Sales and Marketing

As of May 31, 2003, we employed 639 sales and marketing professionals. We serve our large government and commercial reseller customers through dedicated sales professionals. We market to smaller resellers through dedicated regional sales teams. In addition, we have dedicated product marketing and sales specialists that focus on the sale and promotion of the products of selected suppliers. These specialists are also directly involved in establishing new relationships with leading OEMs and resellers. Our sales and marketing professionals are complemented by members of our executive management team who are integral in identifying potential new customer opportunities and ensuring customer satisfaction. We have sales offices in North America and Asia and attempt to locate our sales and marketing professionals in close proximity to our reseller customers.

We also have a sales team dedicated to cultivating new contract assembly opportunities with IT product OEMs. On selected opportunities, this team works with MiTAC International representatives to offer OEMs comprehensive outsourced supply chain solutions. This joint sales effort enables us to deliver complete design-to-delivery solutions for our OEM customers.

Our Operations

Distribution

We operate 16 distribution facilities in the United States, Canada, Japan and Mexico. Our distribution processes are highly automated to reduce errors, ensure timely order fulfillment and enhance the efficiency of our warehouse operations and back office administration. In the United States, we operate ten distribution facilities that are geographically dispersed to be near end-users. This regional strategy enables us to benefit from lower shipping costs and shorter delivery lead times to our customers. Our regional locations also enable us to make local deliveries and provide will-call fulfillment to more customers than if our distribution operations were centralized resulting in better service to our customers. Our workforce is comprised of permanent and temporary employees, enabling us to respond to short term changes in order activity. Furthermore, we track several performance measurements to continuously improve the efficiency and accuracy of our distribution operations.

Our proprietary IT systems and processes, along with technology solutions from leading warehouse automation providers, enable us to automate many of our distribution operations. For example, we use radio frequency and bar code scanning technologies in all of our warehouse operations to maintain real time inventory records, facilitate frequent cycle counts and improve the accuracy of order fulfillment. We use palm readers to capture real time labor cost data enabling efficient management of our daily labor costs. We also scan and archive receiving documents and generate electronic freight out vouchers to streamline our accounts payable administration.

To enhance the accuracy of our order fulfillment and protect our inventory from shrinkage, our systems also incorporate numerous controls. These controls include order weight checks, bar code scanning, and serial number profile verification to verify that the product shipped matches the customer order. We also use digital video imaging to record our small package shipping activities by order. These images and other warehouse and shipping data are available online to our customer service representatives enabling us to quickly respond to order inquiries by our customers.

Contract Assembly

We operate assembly facilities in the United States and the United Kingdom. In our contract assembly business, we source materials, assemble IT systems, and ship completed products on behalf of our OEM customers. We generally assemble IT systems, including personal computers, workstations and servers, incorporating system components from our distribution inventory and other sources. Additionally, we perform production value added services, including kitting, asset tagging, hard-drive imaging and reconfiguration. Our contract assembly facilities are ISO 9001:2000 certified.

We focus on contract assembly services rather than full service manufacturing in order to minimize our capital investments in our assembly business. Because of the variability of our assembly orders, our workforce is predominantly comprised of temporary workers. We also partner with MiTAC International to provide certain manufacturing services, including design and printed circuit board assembly as these activities require extensive capital investments and labor.

International Operations

Approximately 10%, 14% and 21% of our revenue for the years ended November 30, 2000, 2001 and 2002, respectively, and approximately 23% of our revenue for the six months ended May 31, 2003, originated outside of the United States. A key element in our business strategy is to expand our global presence in order to provide our distribution and contract assembly services to OEMs in locations that meet their regional requirements. Consistent with this strategy, we have established international operations in Canada, China, Japan, Mexico and the United Kingdom. We plan to continue to seek strategic opportunities to expand our operations throughout the world.

Purchasing

Product costs represent our single largest expense and IT product inventory is one of our largest working capital investments. Furthermore, product procurement from our OEM suppliers is a highly complex process that involves marketing incentive programs, rebate programs, price protection and other arrangements. Consequently, efficient and effective purchasing operations are critical to our success.

Our purchasing group works closely with many areas of our organization, especially our product managers who work closely with our OEM suppliers and our sales force, to understand the volume and mix of IT products that should be purchased. In addition, the purchasing group utilizes an internally developed, proprietary information systems application tool, which further aids the purchasing group in forecasting future product demand based on several factors, including past sales levels, expected product life cycle and current and projected economic conditions. Our information systems tool also tracks warehouse and channel inventory levels and open purchase orders on a real-time basis enabling us to stock inventory at a regional level closer to the customer as well as to actively manage our working capital resources. This level of automation allows for greater efficiencies of inventory management by replenishing and turning inventory as well as placing purchase orders on a more frequent basis. Furthermore, our systems tool also allows for automated checks and controls to prevent the generation of inaccurate orders.

The purchasing group is supported by employees based in China who handle daily back-office routine functions such as purchase order issuance, changes to purchase orders and returns. Having a purchasing support team in China allows us to benefit from highly skilled and lower cost labor.

Managing our OEM supplier incentive programs is another critical function of our purchasing group. We attempt to maximize the benefit of incentives, rebates and volume discounts that our OEM suppliers offer us from time-to-time. We carefully evaluate these purchasing benefits relative to our product handling and carrying costs so that we do not over-invest in our inventory. We also closely monitor inventory levels on a product-by-product basis and plan purchases to take advantage of OEM supplier provided price protection. By managing inventory levels at each of our regional distribution facilities, we can minimize our shipping costs by stocking products near to our resellers and their end-user customers.

Financial Services

We offer various credit terms to our customers as well as prepayment, credit card and cash on delivery terms. We also collect outstanding accounts receivable on behalf of our reseller customers in certain markets. In issuing credit to our reseller customers, we closely and continually monitor their credit worthiness through our information systems, which contain detailed information on each customer’s payment history, as well as through periodic detailed credit file reviews by our financial services staff. In addition, we participate in a U.S. credit association whose members exchange customer credit rating information. In our operations in Canada, we have also purchased credit insurance to further control credit risks. Finally, we establish reserves for estimated credit losses in the normal course of business.

We also sell to certain reseller customers where the transactions are financed by a third-party floor plan financing company. These transactions generally involve large sales and are limited to selected product lines. The expenses charged by these financing companies will be subsidized either by our OEM suppliers or paid by us. We generally receive payment from these financing institutions within 15 days from the date of sale, depending on the specific arrangement.

Information Technology

Our IT systems manage the entire order cycle, including processing customer orders, production planning, customer billing and payment tracking. These internally developed IT systems make our distribution and contract assembly operations more efficient and provide visibility into all aspects of our operations. We believe our IT infrastructure is scalable to support further growth. The continuing enhancement of our IT systems facilitates improved product and inventory management, streamlines order and delivery processes, and increases operational flexibility. Having a common enterprise resource-planning platform allows us to quickly respond to fluctuations in our customers’ orders in different parts of the world and facilitates simultaneous product introduction in multiple regions while providing visibility into product availability.

To allow our customers and suppliers to communicate and transact business with us in an efficient and consistent manner, we have implemented a mix of proprietary and off-the-shelf software programs which integrate our IT systems with those of our customers and suppliers. In particular, we maintain EDI and web-based communication links with many of our reseller customers to enable them to search for products, check real-time price, inventory availability and specifications, place and track orders, receive invoices and process returns. We plan to continue making significant investments in our IT systems to facilitate the flow of information, increase our efficiency and lower transaction costs.

Competition

We operate in a highly competitive environment, both in the United States and internationally. The IT product distribution and contract assembly industries are characterized by intense competition, based primarily on product availability, credit availability, price, speed of delivery, ability to tailor specific solutions to customer needs, quality and depth of product lines, pre-sale and post-sale technical support, flexibility and timely response to design changes, technological capabilities, product quality, service and support. We compete with a variety of regional, national and international IT product distributors and contract manufacturers.

Our current major competitors in IT product distribution include Bell Microproducts, Ingram Micro and Tech Data and, to a lesser extent, regional distributors. We also face competition from our OEM suppliers, which also sell directly to resellers and end-users. The distribution industry has recently undergone, and continues to undergo, major consolidation. During this period, a number of significant players within the IT distribution industry exited or merged with other players within the distribution market. We have participated in this consolidation through our acquisitions of Merisel Canada and Gates/Arrow, and we are continuing to evaluate other opportunities.

Our current competitors in contract assembly include Benchmark Electronics, Celestica, Foxconn, Sanmina-SCI and Solectron. We also face competition from the manufacturing and assembly operations of our current and potential customers, which continually evaluate the relative benefits of internal manufacturing and assembly compared to outsourcing.

Many of our competitors are substantially larger and have greater financial, operating, manufacturing and marketing resources than us. Some of our competitors may have broader geographic breadth and range of services than us and may have more developed relationships with their existing customers.

Employees

As of May 31, 2003, we had 1,548 full-time employees, including 639 in sales and marketing, 554 in distribution and assembly operations, and 355 in executive, finance, IT and administration. Given the variability in our business and the quick response time required by customers, it is critical that we are able to rapidly ramp-up and ramp-down our production capabilities to maximize efficiency. As a result, we frequently use a significant number of temporary or contract workers. Our employees are not represented by a labor union nor are they covered by a collective bargaining agreement. We consider our employee relations to be good.

Facilities

Our principal executive offices are located in Fremont, California. We operate more than 25 distribution, assembly and administrative facilities in six different countries encompassing a total of approximately 1.6 million square feet. We lease each of these facilities, except a 62,500 square foot sales and marketing facility in Greenville, South Carolina, a 40,700 square foot administrative facility in China, a 9,300 square foot administrative facility in Japan and a 124,000 square foot assembly facility in the United Kingdom which we own. In the United States, we operate 12 principal facilities with a total area of approximately one million square feet of space. Leases for our current U.S. facilities expire between March 2004 and July 2013. Our principal assembly facility is located in Fremont, California and our principal distribution facilities are located in in Fremont, California and Toronto, Ontario. Our distribution facility in Fremont, California is ISO 9001:2000 certified. We have sublet unused portions of some of our facilities. We believe our facilities are well maintained and adequate for current operating needs.

Legal Proceedings

We are not currently a party to any material legal proceedings. We are from time to time involved in legal proceedings in the ordinary course of business. See “Risk Factors—We may become involved in intellectual property or other disputes that could cause us to incur substantial costs.”

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers, key employees and directors as of July 31, 2003:

Name	Age	Position
Matthew Miau(1)	56	Chairman of the Board
Robert Huang(1)	58	President, Chief Executive Officer and Director
Peter Larocque	41	Executive Vice President, Distribution
Dennis Polk	36	Chief Financial Officer and Senior Vice President, Corporate Finance
Simon Leung	37	General Counsel and Corporate Secretary
David Dennis	42	Senior Vice President, Product Marketing
Peggy Fong	42	Senior Vice President, Finance Operations
Gary Gulmon	42	Chief Information Officer
Stephen Ichinaga	41	Senior Vice President, Systems Integration
Steve Jow	39	Senior Vice President, Commercial Sales
Mitchell Martin	40	President, Sales and Marketing, SYNNEX Canada Limited
Timothy Rush	41	Senior Vice President, Operations
Michael Thomson	57	Senior Vice President, Marketing and Services
Michael Van Gieson	46	Senior Vice President, Product Marketing
Fred Breidenbach(2)(3)	56	Director
Young Sohn(3)(4)	47	Director
Dwight Steffensen(2)(4)	59	Director

(1)	Member of the Executive Committee
(2)	Member of the Audit Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	Member of the Compensation Committee

Matthew Miau has served as a member of our board of directors since 1992 and as a non-executive employee since 2001. Mr. Miau is the Chairman of the Board of MiTAC International Corporation, MiTAC Incorporated, Synnex Technology International and us. Mr. Miau is also the Vice Chairman of UPC Technology Corp. and the Chairman of Lien Hwa Industrial Corp. He is also a member of the Board of Directors of the Institute for Information Industry and a member of the Board of Supervisors of the Industrial Technology Research Institute, each in Taiwan. Mr. Miau received a Bachelor of Science degree in Electrical Engineering/Computer Science from the University of California, Berkeley and a Master of Business degree from Santa Clara University.

Robert Huang founded our company in 1980 and serves as President, Chief Executive Officer and Director. Prior to founding our company, Mr. Huang served as the Headquarters Sales Manager of Advanced Micro Devices. Mr. Huang received a Bachelor of Science degree in Electrical Engineering from Kyushyu University, Japan, Master of Science degrees in Electrical Engineering and Statistics from the University of Rochester and a Master of Science degree in Management Science from the Sloan School of Management at the Massachusetts Institute of Technology.

Peter Larocque has served as our Executive Vice President of Distribution since June 2001 and previously served as our Senior Vice President of Sales and Marketing from September 1997 until June 2001. Mr. Larocque is responsible for our North America distribution business. Mr. Larocque received a Bachelor of Science degree in Economics from the University of Western Ontario, Canada.

Dennis Polk is our Chief Financial Officer and Senior Vice President of Corporate Finance and has served in this capacity since joining us in February 2002. From March 2001 through January 2002, Mr. Polk provided services, primarily in the capacity of chief financial officer, for several entities, including IPS Associates, SeeCommerce and Prestwick Partners. From February 2000 to February 2001, Mr. Polk served as the Vice President, Finance at DoveBid, Inc., a capital asset disposition and valuation firm. From December 1995 to January 2000, Mr. Polk was first the Corporate Controller and later the Senior Vice President of Finance and Chief Financial Officer of Savoir Technology Group, Inc., a computer systems distributor and contract assembler. Mr. Polk received a Bachelor of Science degree in Accounting from Santa Clara University and is a Certified Public Accountant.

Simon Leung is our General Counsel and Corporate Secretary and has served in this capacity since May 2001. Mr. Leung joined us in November 2000 as Corporate Counsel. From December 1999 to November 2000, Mr. Leung was an attorney at the law firm of Paul, Hastings, Janofsky & Walker LLP. From May 1995 to December 1999, Mr. Leung was an attorney at the former law firm of Fotenos & Suttle, P.C. Mr. Leung received a Bachelor of Arts degree from the University of California, Davis and his Juris Doctor degree from the University of Minnesota Law School.

David Dennis has served as our Senior Vice President of Product Marketing for HP product offerings since May 2003 and previously served as our Vice President of Product Management for the HP product lines from November 2000 to April 2003. Mr. Dennis joined us in 1994 and has held a variety of sales and product management positions. Mr. Dennis received a Bachelor of Science degree in Business Administration and Marketing from California State University, Chico.

Peggy Fong has served as our Senior Vice President of Finance Operations since August 2002 and previously served as our Vice President of Finance Operations. Ms. Fong joined us in November 1999 as our Controller of Manufacturing Operations. Prior to joining us, Ms. Fong served as the Chief Financial Officer and Chief Executive Officer at Hercules Computer Technology, Inc., a leading graphics card company, from August 1992 to August 1999. Ms. Fong received a Bachelor of Science degree in Business Administration from San Jose State University.

Gary Gulmon has served as our Chief Information Officer since December 2000. Mr. Gulmon joined us in 1982 and has held several positions with our company. From July 1997 to December 2000, he served as Director of MIS. Mr. Gulmon received a Bachelor of Science degree in Business Administration and Accounting from San Jose State University.

Stephen Ichinaga has served as our Senior Vice President of the Systems Integration Division since August 2002 and has previously served as our Senior Vice President of Business Development. Mr. Ichinaga joined us in March 1984 and has held a variety of sales positions. From October 1999 to June 2001, Mr. Ichinaga served as Vice President of Business Development. Prior to this position, Mr. Ichinaga served as Vice President of Western U.S. Sales. Mr. Ichinaga received a Bachelor of Science degree in Managerial Economics from the University of California, Davis.

Steve Jow has served as our Senior Vice President of Commercial Sales since May 2003 and previously served as our Vice President of Western U.S. Distribution Sales from June 2000 to April 2003. Mr. Jow joined us in 1990 and has held a variety of sales and management positions. From September 1999 to June 2000, Mr. Jow served as Associate Vice President of Distribution.

Mitchell Martin has served as President of Sales and Marketing, SYNNEX Canada Limited since September 2001 and previously served as President and Chief Executive Officer of Merisel Canada from August 2000 until our acquisition of Merisel Canada in July 2001. Prior to this, he joined the Products department at Merisel in 1989. Mr. Martin received a Master’s degree in Business Administration, with emphasis in the areas of product marketing and product management, from York University in Toronto.

Timothy Rush has served as our Vice President of Operations since March 1997. Prior to joining us, Mr. Rush served as the Vice President of Operations of Merisel FAB, Inc. from March 1995 to March 1997. From November 1993 to March 1995, Mr. Rush served as the Director of Procurement and Vendor Relations of Vanstar Corporation, a network integrator and computer reseller. Mr. Rush received a Bachelor of Science degree in Business Management and an Associate of Science degree in Computer Studies from Keene State College.

Michael Thomson has served as our Senior Vice President of Marketing and Services since July 2003. Mr. Thomson joined us in May 1996 as our Vice President of Eastern U.S. Sales. Prior to joining us, Mr. Thomson served as Vice President of Sales of Gates/Arrow Distributing from July 1992 until October 1995.

Michael Van Gieson has served as our Senior Vice President of Product Marketing since January 2002 and previously served as our Vice President of Tier One Product Marketing from May 1999 until January 2002. Mr. Van Gieson joined us in February 1997 as Associate Vice President of Product Marketing. Mr. Van Gieson received a Bachelor of Science degree in Administrative Management from Clemson University.

Fred Breidenbach has served as a member of our board of directors since February 2003. Mr. Breidenbach has had his own consulting firm of FA Breidenbach & Associates, LLC since November 1997. Prior to that, he served as the President and Chief Operating Officer of Gulfstream Aerospace Corporation from 1993 to 1997. Prior to joining Gulfstream, Mr. Breidenbach spent 25 years in various positions at General Electric Company, including five years as an officer of the General Electric Company and two years as President, GE Aerospace Asia Pacific, responsible for business development and Asian operations. Mr. Breidenbach currently serves on the board of directors of Suntron (SUNN). Mr. Breidenbach received a Bachelor of Science degree in Industrial Engineering from Pennsylvania State University and a Master of Business Administration from Xavier University.

Young Sohn has served as a member of our board of directors since February 2001. Mr. Sohn joined Agilent Technologies, Inc., a global diversified technology company, in August 2003 as the Senior Vice President and General Manager of the Semiconductor Products Group. From February 1999 to August 2003, Mr. Sohn was the Chairman and Chief Executive Officer of Oak Technology, Inc. Before joining Oak Technology, Inc., Mr. Sohn served as President of the Hard Disk Drive Group of Quantum Corporation from February 1996 to February 1999. Prior to Quantum Corporation, Mr. Sohn spent ten years in various management positions at Intel Corporation, including Marketing Director of Worldwide Channel Marketing, and PC Chipset Business Unit Manager. Mr. Sohn is a member of the board of directors of Cymer, Inc. and PLX Technology, Inc. Mr. Sohn received a Bachelor of Science degree in Electrical Engineering from the University of Pennsylvania and a Master of Business Administration from the Sloan School of Management at the Massachusetts Institute of Technology.

Dwight Steffensen has served as a member of our board of directors since February 2002. Mr. Steffensen served as the Chairman and Chief Executive Officer of Merisel, Inc. from February 1996 until August 2000. Prior to joining Merisel, Mr. Steffensen served as President and Chief Operating Officer at Bergen Brunswig Corporation. Prior to the merger of Bergen Brunswig Corporation and Synergex Corporation, he served as President and Chief Executive Officer of Synergex. Mr. Steffensen received a Bachelor of Science degree in Economics from Stanford University and is a certified public accountant.

Director Compensation

Each outside member of our Board of Directors receives a cash bonus of $25,000 upon joining the Board and then receives an annual cash retainer fee of $25,000, an additional $1,000 for each meeting of the Board of Directors attended and $2,000 for each committee meeting attended. In addition, each committee chair receives an annual retainer fee of $5,000. All directors are reimbursed for their reasonable out-of-pocket expenses in serving on the Board of Directors or any committee of the Board of Directors. Directors are eligible to receive stock options under our 1997 Stock Option/Stock Issuance Plan and our Special Executive Stock Option/Stock Issuance Plan and will be eligible to receive equity incentives, in the form of stock options or direct stock issuances, under our 2003 Stock Incentive Plan.

On the date of each annual stockholders meeting held after completion of this offering, each of our continuing non-employee board members will receive an option to purchase 10,000 shares of common stock pursuant to the automatic option grant program under our 2003 Stock Incentive Plan, provided such individual has served on our board for at least six months. Each non-employee director who is first elected as a non-employee board member on or after the completion of this offering and who has not been in our prior employ will receive an option to purchase 50,000 shares of common stock on the date such individual joins the board. The options will have an exercise price equal to the fair market value of the common stock on the grant date, and will have a term of 10 years, subject to earlier termination following the director’s cessation of board service. The shares subject to each annual 10,000 share option grant and the shares subject to each initial 50,000 share automatic option grant will vest over five years at a rate of 20% upon the first anniversary of their vesting start dates and then at a rate of 1/60th per month thereafter. Before adoption of the 2003 Stock Incentive Plan, options were generally granted to non-employee directors for the same number of shares and subject to the same basic terms as described above.

In fiscal 2002, Matthew Miau received a $1,000 quarterly retainer, $2,500 for board meeting fees and a 375,000 share option grant. Mr. Miau also received $550,000 for extraordinary services as our Chairman and for services as a non-officer employee. In fiscal 2002, Mr. Sohn received a $25,000 retainer, $6,000 for board meeting fees and a 10,000 share option grant. In fiscal 2002, Mr. Steffensen received a $25,000 retainer, $6,500 for board meeting fees and a 50,000 share option grant.

Board Structure

Our board of directors currently consists of five directors. We currently intend to increase the board to a total of at least six directors. All directors are elected to hold office until the next annual meeting of our stockholders and until their successors have been elected.

Board Committees

Our board of directors has an audit committee, compensation committee, a nominating and corporate governance committee and an executive committee.

Audit Committee

The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. The audit committee currently consists of Fred Breidenbach and Dwight Steffensen. Mr. Steffensen is our audit committee financial expert as currently defined under SEC rules. Prior to completion of this offering, the composition of our audit committee will meet the criteria for independence under, and the functioning of our audit committee will comply with the requirements of, the Sarbanes-Oxley Act of 2002, the current proposed rules of the New York Stock Exchange and SEC rules and regulations. The functioning of our audit committee will comply with the applicable requirements of the Sarbanes-Oxley Act of 2002, the New York Stock Exchange and SEC rules and regulations. We intend to comply with future audit committee requirements to the extent applicable to us.

Compensation Committee

The compensation committee determines our general compensation policies and the compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans and employee stock purchase plan. The current members of the compensation committee are Young Sohn and Dwight Steffensen. Prior to completion of this offering, the composition of our compensation committee will meet the criteria for independence under, and the functioning of our compensation committee will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the New York Stock Exchange and SEC rules and regulations. We intend to comply with future compensation committee requirements as they become applicable to us.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board and for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The current members of the nominating and corporate governance committee are Fred Breidenbach and Young Sohn. Prior to completion of this offering, the composition of our nominating and corporate governance committee will meet the criteria for independence under, and the functioning of our nominating and corporation governance committee will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the New York Stock Exchange and SEC rules and regulations. We intend to comply with future nominating and corporate governance committee requirements as they become applicable to us.

Executive Committee

The executive committee is responsible for identifying strategic opportunities, including but not limited to acquisitions or investments and assessing these opportunities. The executive committee is also responsible for making recommendations to our board of directors regarding these opportunities. The current members of our executive committee are Matthew Miau and Robert Huang.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Corporate Governance

Our board of directors intends to adopt a set of guidelines on significant corporate governance issues and our nominating and corporate governance committee is responsible for overseeing the guidelines and reporting and making recommendations to the board of directors regarding corporate governance matters. Our corporate governance guidelines will address director qualification standards, responsibilities and compensation, director access to management and independent advisors, director orientation and continuing education, management succession and annual performance evaluation of our board of directors. We intend to comply with future requirements regarding corporate governance as they become applicable to us.

We intend to adopt a code of business conduct and ethics for directors, officers and employees which meets the requirements under the Sarbanes-Oxley Act of 2002, SEC rules and regulations and the proposed New York Stock Exchange requirements. We intend to comply with future code of conduct requirements as they become applicable to us.

A copy of our corporate governance guidelines and code of business conduct and ethics will be posted on our website in accordance with the requirements of the Sarbanes-Oxley Act of 2002.

Prior to completion of this offering, we intend to have in place disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 will be recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission rules and forms and that such information will be accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Executive Compensation

The following table sets forth the cash compensation paid by us, as well as certain other compensation paid or accrued, during the fiscal year ended November 30, 2002 to our Chief Executive Officer and our four next most highly compensated executive officers whose total salary and bonus for services rendered in fiscal 2002 exceeded $100,000, whom we refer to as the named executive officers.

Summary Compensation Table

	Annual Compensation				Long-term Compensation
Name and Principal Position(s)	Salary	Bonus	Other Compensation		Shares Underlying Options
Robert Huang President, Chief Executive Officer and Director	$350,000	$1,100,000	—
Peter Larocque Executive Vice President, Distribution	$277,645	$300,000	$4,100	(1)
Dennis Polk(3) Chief Financial Officer and Senior Vice President, Corporate Finance	$138,836	$50,000	$500	(2)
Simon Leung General Counsel and Corporate Secretary	$148,967	$60,000	$500	(2)
Kevin Chuang Executive Vice President and Chief Operating Officer(4)	$266,615	$300,000	—

(1)	Represents $3,600 in automobile allowance and $500 in 401(k) plan contributions.
(2)	Represents $500 in 401(k) plan contributions.
(3)	Mr. Polk joined us as our Chief Financial Officer and Senior Vice President of Corporate Finance in February 2002. Mr. Polk’s salary for fiscal 2002 on an annualized basis was $180,000.
(4)	Mr. Chuang resigned as our Executive Vice President and Chief Operating Officer in June 2002.

Option Grants in Last Fiscal Year

This table provides information concerning stock options granted to the named executive officers during fiscal 2002. The percentage of total options granted is based on a total of                  options granted in fiscal 2002. The exercise price on the date of grant was equal to the fair market value on the date of grant as determined by the board of directors. Options have a maximum term of 10 years but may terminate earlier for specified events related to cessation of employment. These options were granted under our Special Executive Option Plan and our 1997 Stock Option/Stock Incentive Plan and vest over five years at a rate of 20% upon the first anniversary of their vesting start dates and then at a rate of  1/60 per month thereafter. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future stock price.

The values reflected in the table may never be achieved. The dollar values have been calculated by determining the difference between the fair market value of the securities underlying the options at November 30, 2002 and the exercise prices of the options. Solely for purposes of determining the value of the options at November 30, 2002, we have assumed that the fair market value of shares of common stock issuable upon exercise of options was $         per share, the mid-point of the estimated range of the initial public offering price per share, since the common stock was not traded in an established market prior to the offering.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted in Fiscal 2002 (%)	Exercise Price Per Share ($)	Expiration Date
					5%	10%
Robert Huang		26.8%		3/29/12
Peter Larocque		5.4		3/29/12
Dennis Polk		5.4		2/15/12
Simon Leung		1.4		2/15/12
Kevin Chuang		5.4		3/29/12

Aggregated Option Exercises in 2002 and Fiscal Year-End Values

This table sets forth with respect to the named executive officers, the number of shares acquired and the value realized upon exercise of stock options during fiscal 2002 and the exercisable and unexercisable options held by them as of November 30, 2002. The “Value Realized” and the “Value of Unexercised In-the-Money Options” shown in the table represents an amount equal to the difference between the assumed initial public offering price of $         per share and the option exercise price multiplied by the number of shares acquired on exercise and the number of unexercised in-the-money options.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at November 30, 2002		Value of Unexercised In-the-Money Options at November 30, 2002
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert Huang	—	$—			$	$
Peter Larocque	—	—			$	$
Dennis Polk	—	—			$	$
Simon Leung	—	—			$	$
Kevin Chuang	—	—			$	$

Employee Benefit Plans

2003 Stock Incentive Plan

General.    Our 2003 Stock Incentive Plan is intended to serve as the successor plan to our 1997 Stock Option/Stock Issuance Plan, Special Executive Stock Option/Stock Issuance Plan and our 1993 Stock Option Plan, which have all been terminated in connection with this offering. Our 2003 Stock Incentive Plan was adopted by our board of directors in 2003 and is subject to approval by our stockholders. It will become effective upon completion of this offering. The plan provides for the direct award or sale of shares of common stock, the grant of options to purchase shares of common stock and the award of stock appreciation rights to employees and non-employee directors, advisors and consultants. However, incentive stock options as defined in Section 422 of the Internal Revenue Code may be granted only to employees.

Administration.    The 2003 Stock Incentive Plan will be administered by our compensation committee. The compensation committee will determine which eligible individuals are to receive awards under the plan, the number of shares subject to the awards, the vesting schedule applicable to the awards and other terms of the award, subject to the limits of the plan. The compensation committee may delegate its administrative authority, subject to certain limitations, with respect to individuals who are not officers.

The board of directors will be able to amend or modify the 2003 Stock Incentive Plan at any time, subject to any required stockholder approval. The plan will terminate no later than                         , 2013.

Authorized Shares.                     shares of common stock have been authorized for issuance under the 2003 Stock Incentive Plan. However, no participant in the 2003 Stock Incentive Plan may receive option grants or stock appreciation rights for more than                  shares per calendar year, or more than                  shares in the participant’s first calendar year of service.

Plan Features.    Under the 2003 Stock Incentive Plan:

•	Qualified employees will be eligible for the grant of incentive stock options to purchase shares of common stock.

•	Qualified employees and non-employee directors, advisors and consultants will also be eligible for the grant of nonstatutory stock options and restricted stock grants.

•	Qualified non-employee directors will be eligible to receive automatic option grants to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the date of grant. Non-employee directors who first join the board after the plan is effective will receive an initial option grant of shares, and all non-employee directors will be eligible for annual option grants for shares for each year they continue to serve.

•	The compensation committee will determine the exercise price of options or the purchase price of restricted stock grants, but the option price for incentive stock options will not be less than 100% of the fair market value of the stock on the date of grant and the option price for nonstatutory stock options will not be less than 85% of the fair market value of the stock on the date of grant although the committee may determine that the price will vary in accordance with a predetermined formula.

•	The exercise price or purchase price may, at the discretion of the compensation committee, be paid in cash, cash equivalents, full-recourse promissory notes, past services or future services.

•	Qualified employees and non-employee directors, advisors and consultants will also be eligible for the award of stock appreciation rights, which enable the holder to realize the value of future appreciation in our common stock, payable in cash or shares of common stock.

Vesting.    The 2003 Stock Incentive Plan includes change in control provisions that may result in accelerated vesting of outstanding awards. The committee may also grant options, restricted stock or stock appreciation rights in which all or some of the shares shall become vested if we have a change in control. Change in control is defined under the 2003 Stock Incentive Plan as:

•	a change in the composition of the board of directors, as a result of which fewer than one-half of the incumbent directors are directors who either:

•	had been directors on our board 24 months before the change; or

•	were elected, or nominated for election, to the board with the affirmative votes of at least a majority of the directors who had been directors 24 months before the change and who were still in office at the time of the election or nomination and the directors whose election or nomination was previously so approved; or

•	an acquisition or aggregation of securities by a person, including two or more persons acting together, as a result of which the person becomes the beneficial owner of 50% or more of the voting power of our outstanding securities; or

•	a merger in which our stockholder do not continue to own more than 50% of our stock.

Upon a corporate reorganization, outstanding awards may accelerate vesting or be settled for cash if not assumed by the acquiring company.

2003 Employee Stock Purchase Plan.

General.    The board of directors adopted our 2003 Employee Stock Purchase Plan in 2003, to be effective upon completion of this offering. Our 2003 Employee Stock Purchase Plan is subject to approval by our stockholders. A total of              shares of common stock have been reserved for issuance under the 2003 Employee Stock Purchase Plan.

Administration.    Our 2003 Employee Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, is administered by the board of directors or by a committee appointed by the board. Employees in the U.S. or Canada other than officers and employee directors who constitute “highly compensated employees” under Section 414 (q) of the Internal Revenue Code and 5% or greater stockholders, are eligible to participate if they are customarily employed for more than 20 hours per week and for more than five months in any calendar year. Our 2003 Employee Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee’s total compensation. The maximum number of shares a participant may purchase during a single accumulation period is 2,500 shares.

Offering and Accumulation Periods.    The 2003 Employee Stock Purchase Plan will be implemented by a series of overlapping offering periods of 24 months’ duration, with new offering periods, other than the first offering period, beginning in October and April each year. Each offering period will consist of four accumulation periods of up to six months each. During each accumulation period, payroll deductions will accumulate, without interest. On the last trading day of each accumulation period, accumulated payroll deductions will be used to purchase common stock. The initial offering period is expected to begin on the date of this offering and end on September 30, 2005. The initial accumulation period is expected to begin on the date of this offering and end on March 31, 2004.

The purchase price will equal 85% of the fair market value per share of common stock on either the first trading day of the offering period or on the last trading day of the accumulation period, whichever is less. If the fair market value of our stock at the start of an offering period is higher than the fair market value at the start of a subsequent offering period, then the first offering period will automatically terminate and participants will be automatically re-enrolled in the new offering period.

Employees may withdraw their accumulated payroll deductions at any time. Participation in our 2003 Employee Stock Purchase Plan ends automatically on termination of employment. Immediately before the effective time of a corporate reorganization, the accumulation period then in progress will terminate and stock will be purchased with the accumulated payroll deductions, unless the 2003 Employee Stock Purchase Plan is assumed by the surviving corporation or its parent corporation under the plan of merger or consolidation.

The board of directors may amend, suspend or terminate the plan at any time. However, certain amendments may require stockholder approval. Unless earlier terminated, the 2003 Employee Stock Purchase Plan will terminate on                         , 2013.

Deferred Compensation Plan

Introduction.    Our Deferred Compensation Plan became effective on January 1, 1994. The plan is designed to permit designated employees to accumulate additional income for retirement and other personal financial goals through a nonqualified deferred compensation plan that enables the officer or director to make elective deferrals of compensation to which he or she will become entitled in the future.

Eligibility.    Employees designated by the company as eligible to participate in the plan may participate in the plan.

Elective Contributions.    Each participant executes a salary and/or bonus reduction agreement to reduce a specified amount or salary and/or bonus for any calendar year. Such salary reduction agreement must be executed no later than the last day of the preceding calendar year, except that a salary reduction agreement may be executed with respect to a bonus before the amount of the bonus is ascertainable. A salary reduction agreement for a participant’s initial participation in the plan must be executed no later than thirty (30) days after the participant becomes eligible to participate in the plan and will be applied only to compensation earned after its execution or to a bonus before the amount of the bonus is ascertainable. No salary reduction agreement may be amended or revoked with respect to base salary after it has been earned, or with respect to a bonus after the amount of the bonus is ascertainable.

Account.    An account is maintained for each participant for the purpose of recording the current value of his or her elective contributions, including earnings credited thereto. The account is maintained on our books only, and we are under no obligation to segregate any assets to provide for the plan liabilities. The participant may designate one or more investments as the measure of investment return on the participant’s account. The participant’s account is adjusted monthly to reflect earnings and losses on the participant’s designated investments. If the participant does not designate one or more investments as the measure of the investment return on the participant’s account, then such participant’s account will be credited with interest at a rate determined by our compensation committee.

Distributions.    The amount credited to the participant’s account will be distributed as soon as practicable after the earlier of the participant’s termination of employment or attainment of age sixty-five (65). The distribution of benefits to the participant will be made in accordance with the election made by the participant in a lump sum or in equal monthly or annual installments over a period not to exceed fifteen (15) years.

The participant may apply for a hardship distribution in limited circumstances in the event of such participant’s immediate and substantial financial need and participant’s account will be reduced by the amount of any such hardship withdrawal. A hardship distribution will be distributed at such time or times as the compensation committee determines.

In the event the participant requests a distribution other than a hardship distribution, the compensation committee may distribute any portion of the participant’s account, provided the participant’s account is debited an amount equal to ten percent (10%) of the amount of the requested distribution, in addition to the amount of the requested distribution. Such distribution will be in the form of a lump sum cash payment.

Amendment and Termination.    We have the right to refuse to allow a participant to make additional income deferrals under the plan at any time. The plan may be amended or terminated in whole or in part at any time by the Board in its sole discretion. Any amendment or termination will not affect the rights of any participant under the plan other than as may be required by law.

401(k) Plan

In 1993, we adopted a 401(k) profit sharing plan for which our employees generally are eligible. The plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the plan by employees or us and the investment earnings on the contributions are not taxable to the employees until withdrawn. Our contributions are deductible when made. Our employees may elect to reduce their current compensation by an amount equal to the maximum of 20% of total annual compensation or the annual limit permitted by law ($11,000 in 2002) and to have those funds contributed to the plan. We make contributions to the plan which match 25% of each participant’s contribution for the year to the extent that the participant’s contribution does not exceed 4% of the participant’s salary for the year. However, the maximum matching contribution for a participant in any year is $500. A participant vests in his or her matching contribution account in annual increments over three years of service.

Profit Sharing Program

We have a profit sharing program under which we have historically accrued 15% of our pre-tax, before profit sharing accrual, profits for bonus allocation purposes. Under this program, bonuses granted to officers at the Senior Vice President level and above are determined by our compensation committee. Bonus allocations to all other employees are granted at our discretion. Our compensation committee has determined that for fiscal 2003, the bonus for Mr. Huang, our Chief Executive Officer, will be an amount equal to 16.7% of the bonus pool under this program subject to certain criteria related to our performance. Our compensation committee has also determined that for fiscal 2003, the bonus for Mr. Miau, our Chairman, will be an amount equal to 50% of the bonus amount granted to our Chief Executive Officer. Any future compensation payable to Mr. Miau will be based upon the recommendation of the compensation committee and subject to the approval of the board of directors.

Indemnification under our Certificate of Incorporation

Our certificate of incorporation provides that no director shall be personally liable to the company or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for liability (i) for any breach of director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or stock repurchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation requires us to indemnify our directors to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with each of our directors. Indemnification may not apply in certain circumstances to actions arising under federal securities laws. We believe that the limitation of liability provisions in our certificate of incorporation and indemnification agreements may enhance our ability to attract and retain qualified individuals to serve as directors.

Employment Agreements, Termination of Employment and Change in Control Arrangements

In connection with his termination of employment with us, on or before this offering, Kevin Chuang, our former Chief Operating Officer will execute a severance and non-competition agreement with, and a release in favor of, us in exchange for cash payments totaling $1,671,000. In addition to the cash payments, the agreement accelerates the vesting and extends the exercise period, of certain options previously issued to Mr. Chuang. We estimate the non-cash expense related to the change in options terms will be approximately $355,000. The net, after-tax, effect of the cash payments and option acceleration expense will be approximately $1.2 million. This amount is expected to be incurred in our fiscal fourth quarter.

In addition, if any of the following officers are terminated without cause within two months before or 12 months after a change in control of us (including a voluntary termination because of a reduction in salary or position or a relocation), the officer would be entitled to the following post-termination salary and benefits arrangements:

•	Executive Vice Presidents would be entitled to receive salary continuation at the rate equal to the average of such officer’s total salary and bonus over the prior three years for a minimum of 18 months plus one month per year of employment with us after the eighteenth year of such employment, up to a maximum of 24 months, and paid COBRA for two years; and

•	Senior Vice Presidents and the Chief Information Officer would be entitled to receive salary continuation at the rate equal to the average of such officer’s total salary and bonus over the prior three years for a minimum of 12 months plus one month per year of employment with us after the thirteenth year of such employment, up to a maximum of 18 months, and paid COBRA for one year.

OWNERSHIP BY MITAC INTERNATIONAL AND ITS AFFILIATES

In 1992, MiTAC International, through its wholly-owned subsidiary, Silver Star Development, Ltd., acquired a controlling interest in us. Since 1992, MiTAC International, through its affiliates, has increased its beneficial ownership interest in us to approximately 98%.

MiTAC International, established in 1982, is a publicly held, original design manufacturing company based in Taiwan. MiTAC International specializes in the development and manufacturing of motherboards, servers, LCD PCs, mobile wireless handheld devices, such as wireless PDAs and smart phones. In the last 20 years, MiTAC International has expanded its presence in more than 20 countries around the world.

After completion of this offering, MiTAC International, through its affiliates, will beneficially own approximately     % of our outstanding common stock, assuming the underwriters do not exercise their over-allotment option, and approximately     % if the underwriters exercise their over-allotment option in full. MiTAC International and its affiliates will continue to control us upon completion of the offering. As a result of MiTAC International’s and its affiliates’ continuing beneficial ownership of our common stock, as well as Mr. Miau’s position as Chairman of our board of directors and as chairman, director or officer of MiTAC International and some of its affiliates, MiTAC International and its affiliates will be able to determine the outcome of all matters requiring stockholder action. Other than shares sold by the selling stockholders in this offering, MiTAC International and its affiliates have advised us that they do not presently intend to distribute or dispose of their shares of our common stock held upon completion of this offering. However, following the 180 day lock-up period with the underwriters, and prior thereto with the consent of Bear, Stearns & Co. Inc., MiTAC International and its affiliates may elect to distribute or dispose of some or all of their shares.

The following table sets forth the ownership of our shares by the various entities affiliated with, or which may be considered to be affiliated with, MiTAC International.

Name of our current stockholders	Percentage ownership of us before offering	Percentage ownership of us after this offering, assuming the underwriters do not exercise their over-allotment option	Percentage ownership of us after this offering, if the underwriters exercise their over-allotment option in full
Silver Star Development Ltd.(1)	55%	%	%
Peer Developments Ltd.(2)	24%	%	%
Constant Holdings Ltd.(3)	14%	%	%
Abundant Investment Group Limited	2%	%	%
Mix System Holdings Ltd.	1%	%	%
Harbinger Venture Capital Corp.	*	%	%
Budworth Investments Ltd.	*	%	%

(1)	MiTAC International owns 100% of Silver Star Development Ltd.
(2)	Synnex Technology International indirectly owns 100% of Peer Developments Ltd.
(3)	UPC Technology Corp. owns 100% of Constant Holdings Ltd.
*	Less than 1%.

The above-listed entities are all owned or controlled directly or indirectly by MiTAC International or its significant stockholders, Lien Hwa Industrial Corp., UPC Technology Corp. and Mitac Incorporated, each of which is based in Taiwan. MiTAC International, Lien Hwa Industrial Corp. and UPC Technology Corp. are listed on the Taiwan Stock Exchange. Mitac Incorporated is a privately held company. Our Chairman serves as the chairman, a member of the board of directors or an executive officer of each of the above MiTAC affiliated entities or their parent company.

Synnex Technology International, a publicly traded company based in Taiwan affiliated with MiTAC International, currently provides distribution and fulfillment services to various markets in Asia and Australia, and is also a potential competitor of ours. MiTAC Incorporated is a significant stockholder of both MiTAC International and Synnex Technology International. In addition, each of MiTAC International and Synnex Technology International indirectly owns 50% of Abundant Investment Group Limited, a selling stockholder. In addition, Synnex Technology International indirectly owns 100% of Peer Developments Limited, which has an ownership interest in us as set forth in the preceding chart.

MiTAC International’s and its affiliates’ continuing beneficial ownership of our common stock, as well as our Chairman’s position as chairman or director or officer of these entities could create conflicts of interest with respect to a variety of matters that could have different implications for MiTAC International, its affiliates and us, including potential acquisitions of businesses, effects of competition, issuance or disposition of securities, election of directors, payment of dividends and other business matters.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Transactions with Management and Others and Certain Business Relationships

Business Relationships and Agreements with MiTAC International

We have a business relationship with MiTAC International that began in 1992 when it, through its affiliates, became our primary investor.

We work closely with MiTAC International to collaborate on OEM outsourcing opportunities and jointly market MiTAC’s design and electronic manufacturing services and our contract assembly services. This relationship has enabled us to build relationships with MiTAC International’s customers and we continue to work with and depend on MiTAC International to jointly serve our shared customers.

In fiscal 2000, 2001 and 2002 and the six months ended May 31, 2003, we purchased inventories, including notebook computers, motherboard and other peripherals, from MiTAC International and its affiliates totaling approximately $392.0 million, $236.0 million, $142.4 million and $54.6 million, respectively. Our sales to MiTAC International and its affiliates during fiscal 2000, 2001, 2002 and the six months ended May 31, 2003, totaled approximately $8.6 million, $4.7 million, $2.4 million and $1.2 million, respectively.

Our business relationship to date with MiTAC International has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue or capacity commitments. Accordingly, we negotiate manufacturing and pricing terms, including allocating customer revenue, on a case-by-case basis with MiTAC International and our assembly customers for a given project. Our business relationship with MiTAC International has been and will continue to be negotiated as related parties and therefore may not be the result of arms’-length negotiations between independent parties. Our relationship, including pricing and other material terms with our shared customers or with MiTAC International, may or may not be as advantageous to us as the terms we could have negotiated with unaffiliated third parties. We believe that the terms of these services in the aggregate are at least as favorable to us as those we could have obtained from unrelated third parties through arms’-length negotiations. We have adopted a policy requiring material transactions in which any of our directors has a potential conflict of interest to be approved by the disinterested members of the board. Thus, our policy requires material transactions between us and MiTAC International or any of its affiliates be approved by the members of the board other than our Chairman, who is also the chairman of MiTAC International. Notwithstanding this policy, MiTAC International can generally control us and can determine the outcome of all matters submitted for stockholder approval.

Joint Sales and Marketing Agreement with MiTAC International.    In May 2002, we entered into a joint sales and marketing agreement with MiTAC International. Pursuant to the agreement, both parties agree to use their commercially reasonable efforts to promote the other party’s service offerings to their respective customers who are interested in such product offerings. This agreement does not provide for the terms upon which we negotiate manufacturing and pricing terms, including allocating customer revenue. To date, these negotiations have been on a case-by-case basis.

Agreement with MiTAC International and Sun Microsystems.    In August 1999, MiTAC International entered into a general agreement with Sun Microsystems. This agreement does not constitute a contract or obligation by Sun Microsystems to purchase products or services. In February 2002, the agreement was amended to include us as a supplier under the agreement. Pursuant to the agreement, the terms for the manufacture and purchase of each particular product awarded by Sun Microsystems are individually negotiated and if agreed upon by the parties, such terms are included in a product award letter. There is no minimum level of commitment required by any of the parties under the agreement. We negotiate manufacturing and pricing terms, including allocating customer revenue based on manufacturing services that each party provides, on a project-by-project basis with MiTAC International and Sun Microsystems for a given project. In the past, these negotiations with MiTAC International were not conducted on an arms’-length basis. Between February 1, 2002 and May 31, 2003, we purchased approximately $177.8 million of products from MiTAC International under this agreement.

Registration Rights Agreement.    We have entered into a registration rights agreement with certain holders of our common stock, including the MiTAC International affiliated entities. After this offering, without taking into account the amount of shares sold in this offering by the selling stockholders based on our capitalization as of May 31, 2003, the holders of an aggregate of                          shares of our common stock will be entitled to registration rights with respect to their shares. Any group of holders of at least 30% of the securities with registration rights can require us to register all or part of their shares at any time following six months after this offering, so long as the thresholds in the registration rights agreement are met with respect to the amount of securities to be sold. After we have completed two such registrations subject to certain exceptions, we are no longer subject to these demand rights. In addition, holders of securities with registration rights may also require us to include their shares in future registration statements we file, subject to cutback at the option of the underwriters of any such offering. Subject to our eligibility to do so, holders of registrable securities may also require us to register their shares with the Securities and Exchange Commission on Form S-3 if total proceeds are at least $500,000 and if we have not completed two such registrations in any 12-month period. Upon any of these registrations, these shares will be freely tradable in the public market without restriction.

Sales of Securities

In August 2000, we acquired all of the outstanding shares of MiTAC Industrial Corp., from MIX System Holding Limited, which is wholly owned by Mitac Incorporated which in turn directly owns approximately 9% of MiTAC International, for approximately $4.2 million in common stock. We acquired MiTAC Industrial Corp. as part of our U.S. contract assembly expansion efforts.

In September 2000, we acquired all of the outstanding shares of Mitac Europe Ltd. from Silver Star Developments Ltd, a company controlled by our largest indirect stockholder, MiTAC International, for 3,275,000 shares of our common stock. We acquired Mitac Europe Ltd. as part of our international expansion effort to enable us to more effectively provide contract assembly services to the European market.

Additional Compensation for Mr. Miau

In fiscal 2000, 2001 and 2002, Matthew Miau, our Chairman of the Board, received discretionary bonus payments and salary payments totaling $187,500, $500,000 and $550,000, respectively, and options to purchase an aggregate of 1,825,000 shares of our common stock in connection with his performance of duties as Chairman, and his services as a non-executive employee. For fiscal 2003, it is expected that Mr. Miau will receive a similar discretionary bonus as was paid in fiscal 2002. Any future compensation payable to Mr. Miau will be based upon the recommendation of the compensation committee and subject to the approval of the board of directors.

Deferred Compensation Investment in SYNNEX Japan

In fiscal 1997 and 2000, pursuant to our deferred compensation plan, Matthew Miau, Robert Huang and Kevin Chuang allocated $173,228 of their deferred compensation into our investment in one of our subsidiaries, SYNNEX Japan K.K, or SYNNEX Japan. The terms of such investment were determined by the managements of SYNNEX and SYNNEX Japan. On November 30, 2002, the majority of the disinterested directors on our Board of Directors approved the divestiture by Messrs. Miau, Huang and Chuang of their interests in 200,000, 200,000 and 40,000 shares, respectively, of SYNNEX Japan at a price of $0.09 per share. In addition, we purchased the remaining shares of SYNNEX Japan held by Messrs. Miau, Huang and Chuang for $71,792, $71,792 and $17,948, respectively. The purchase price of $0.09 per share was equal to the price per share paid to an independent third party for shares in SYNNEX Japan. Although we continue to maintain our deferred compensation plan, in the future, we do not anticipate allowing our executive officers and directors to invest in our other subsidiaries through our deferred compensation plan.

Stock Option Repurchase Program

On August 31, 2001, we implemented an option repurchase program in which we offered some of our employees, including our named executive officers and current executive officers, the right to sell certain of their unexercised fully vested stock options to us. The payment per unexercised option share was equal to the difference between $            , the fair market value of one share of common stock on the date we made the repurchase offer as determined by our board of directors, and the exercise price per share of the unexercised option. We recorded compensation expense of $2.6 million in respect to the payments made to our employees. Participation in the option repurchase program was voluntary, and participants were permitted to elect to have some, all or none of their eligible options repurchased pursuant to the option repurchase program. The following table summarizes the options repurchased from, and the amounts paid to, our named executive officers and current executive officers pursuant to the option repurchase program.

Named Executive Officers and Current Executive Officers	Total Number of Unexercised Options Surrendered for Repurchase	Total Consideration Received in Return for Surrendering the Unexercised Options
Matthew Miau		$69,054
Robert Huang		$1,155,000
Peter Larocque		$313,400
Kevin Chuang		$337,000

Separation with Former Officer

In October 2001, Kevin Chuang, who is the brother-in-law of Mr. Huang and who was then serving as our Chief Operating Officer, entered into a plea agreement with the United States Attorney’s Office for the Northern District of California in which he plead guilty to one felony charge of perjury relating to a customer’s 1996 bankruptcy proceeding. No charges of wrongdoing by us or any of our other officers or directors were brought in connection with this matter.

In June 2002, Mr. Chuang ceased to be our Chief Operating Officer. Thereafter, he has continued to serve as our employee. His employment will terminate at least five days before the completion of this offering. Upon his termination, Mr. Chuang will execute a severance and non-competition agreement with, and a release in favor of, the Company, as described under “Management—Employment Agreements, Termination of Employment and Change in Control Arrangements.” We paid approximately $260,000 of Mr. Chuang’s legal costs and expenses in connection with this matter, including a fine and special assessment fee. As part of this settlement, Mr. Chuang will repay, prior to the closing of this offering, the amounts so advanced by us.

Indebtedness of Management

On December 31, 2002, Mr. Huang, our Chief Executive Officer, repaid the remaining balance of both promissory notes described below.

In January 1998, Mr. Huang issued a secured full recourse promissory note to us pursuant to which he could borrow up to $1,000,000, which note was secured by a deed of trust on real property owned by Mr. Huang. Interest was calculated based on the unpaid principal from the date of each borrowing at an annual rate of the then prevailing LIBOR rate plus 1.75% at the beginning of each calendar year, with the accrued interest payable on the last business day of the calendar year.

In December 2001, Mr. Huang borrowed an additional $1.1 million from us pursuant to a secured full recourse promissory note with interest at the rate of 7% per annum. The note is secured by the same deed of trust on real property which serves as collateral for Mr. Huang’s January 1998 promissory note.

In fiscal 2002, the largest aggregate amount outstanding under these notes was $1.7 million.

On August 29, 2003, Mr. Larocque, our Executive Vice President, Distribution, repaid the promissory note described below.

In January 2002, Mr. Larocque borrowed $200,000 from us pursuant to a secured full recourse promissory note. The note bears interest at the rate of 7% per annum. The note is due on or before January 25, 2017. The note is secured by a deed of trust on real property owned by Mr. Larocque. In fiscal 2002, the largest aggregate amount outstanding under this note was $200,000.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information as of July 31, 2003, regarding the beneficial ownership of our common stock by:

•	each person or entity known by us to own beneficially more than 5%, in the aggregate, of our outstanding common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	the selling stockholders.

Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all of the shares of our common stock beneficially owned by such person, subject to applicable community property laws. Except as otherwise indicated, the address for each stockholder is c/o SYNNEX Information Technologies, Inc., 3797 Spinnaker Court, Fremont, CA 94538. Some of selling stockholders are or may be considered to be affiliates of MiTAC International, our majority stockholder as more fully described under “Ownership by MiTAC International and its Affiliates.”

The percentages shown are calculated based on                      shares of common stock outstanding on July 31, 2003. The numbers and percentages shown include the shares actually owned as of July 31, 2003, and the shares that the identified person or group has the right to acquire within 60 days of such date. In calculating the percentage ownership, all shares that the identified person or group has the right to acquire within 60 days of July 31, 2003 upon exercise of options are deemed to be outstanding for the purpose of computing the percentage of shares owned by that person or group, but are not deemed to be outstanding for the purpose of computing the percentage of shares owned by any other person or group. In addition, the following table assumes no exercise by the underwriters of their over-allotment option to purchase additional shares of common stock from us and certain of the selling stockholders.

	Beneficial Ownership of Shares Before the Offering		Number of Shares Offered	Beneficial Ownership of Shares After the Offering
Name of Beneficial Owner	Number	Percent		Number	Percent
5% Stockholders:
MiTAC International Corporation and related parties

Directors and Named Executive Officers:
Matthew Miau
Robert Huang
Peter Larocque
Simon Leung
Dennis Polk
Kevin Chuang
Fred Breidenbach
Young Sohn
Dwight Steffensen
All current directors and executive officers as a group (9 persons)

Selling Stockholders:
Silver Star Development Ltd.(1)
Constant Holdings Ltd.(2)
Abundant Investment Group Limited
Mix System Holdings Ltd.(3)

*	Represents beneficial ownership of less than one percent (1%).

(1)	The principal business address of Silver Star Development Limited is 6F, No. 200, Wen Hua 2nd Road, Kuei San Hsiang, Taoyuan, Taiwan, R.O.C. Excludes all securities held by Peer Developments Limited, Constant Holdings Limited, Wisdom Investment Company, Mix System Holdings Ltd., Harbinger (BVI) Venture Capital Corporation and Budworth Investment Limited.

(2)	The principal business address of Constant Holdings Limited is 5F, 20 Lane 478, Rueiguang Rd., Neihu 114, Taipei, Taiwan, R.O.C. Excludes all securities held by Silver Star Development Limited, Peer Developments Limited, Wisdom Investment Company, Mix System Holdings Ltd., Harbinger (BVI) Venture Capital Corporation and Budworth Investment Limited.

(3)	The principal business address of Mix System Holdings Ltd. is c/o MiTAC, Inc., 11F, No. 187, Tiding Blvd., Sec. 2, Neihu 114, Taipei, Taiwan, R.O.C. Excludes all securities held by Silver Star Development Limited, Peer Developments Limited, Constant Holdings Limited, Wisdom Investment Company, Harbinger (BVI) Venture Capital Corporation and Budworth Investment Limited.

DESCRIPTION OF CAPITAL STOCK

The following discussion summarizes our capital stock. This summary is not complete and is subject to the complete text of our amended and restated certificate of incorporation.

Authorized Capitalization

Upon the closing of this offering, our capital structure will consist of                  authorized shares of common stock, par value $0.001 per share, and                      shares of undesignated preferred stock, par value $0.001 per share. Immediately following the completion of this offering, an aggregate of                  shares of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding.

Common Stock

The holders of our common stock are entitled to dividends as our board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders.

Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors. Accordingly, directors will be elected by a plurality of the shares voting once a quorum is present. No holder of our common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future.

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are, and the shares offered by us in this offering will be, fully paid and non-assessable.

Preferred Stock

As of the closing of this offering, no shares of our preferred stock will be outstanding. Under our amended and restated certificate of incorporation, our board of directors, without further action by our stockholders, will be authorized to issue shares of preferred stock in one or more classes or series. The board may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a takeover or other transaction that holders of some or a majority of our common stock might believe to be in their best interests or in which holder might receive a premium for their shares over the then market price of the shares. We currently have no plans to issue any shares of preferred stock.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

Our amended and restated certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another person from acquiring control of us.

Amended and Restated Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

•	Supermajority Voting. Our amended and restated certificate of incorporation requires the approval of the holders of at least 66 2/3% of our combined voting power to effect certain amendments to our amended and restated certificate of incorporation. Our bylaws may be amended by either a majority of the board of directors, or the holders of 66 2/3% of our voting stock.

•	Authorized but Unissued or Undesignated Capital Stock. At the closing of this offering, our authorized capital stock consists of shares of common stock and shares of preferred stock. No preferred stock will be designated upon consummation of this offering. After this offering, we will have outstanding shares of common stock. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the board of directors in one or more transactions. In this regard, our amended and restated certificate of incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of director’s authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

•	Special Meetings of Stockholders. Our bylaws provide that special meetings of our stockholders may be called by the chairman of the board or by a majority of the board of directors.

•	No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation and bylaws provide that an action required or permitted to be taken at any annual or special meeting of our stockholders may only be taken at a duly called annual or special meeting of stockholders. This provision prevents stockholders from initiating or effecting any action by written consent, and thereby taking actions opposed by the board.

•	Notice Procedures. Our bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our amended and restated certificate of incorporation or bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to our Secretary prior to the meeting. The notice must contain certain information specified in the bylaws.

Other Anti-Takeover Provisions

See “Management — Employee Benefit Plans” for a discussion of certain provisions of the 2003 Stock Incentive Plan and “Management — Employment Agreements, Termination of Employment and Change in Control Arrangements” for discussion of certain change in control arrangements which may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals.

Limitation of Director Liability

Our amended and restated certificate of incorporation limits the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

Indemnification Arrangements

Our bylaws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EquiServe Trust Company and its telephone number is (781) 575-2717.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of common stock (including shares issued upon the exercise of outstanding options) in the public market after this offering could cause the market price of our common stock to decline. Those sales also might make it more difficult for us to sell equity-related securities in the future or reduce the price at which we could sell any equity-related securities.

All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless those shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. Of the outstanding shares not sold in this offering,              shares will be eligible for sale as of the date of this prospectus, and              shares will be eligible for sale in the public markets 180 days after the date of this prospectus pursuant to Rules 701 or 144 upon expiration of the lock-up agreement with our underwriters. The remaining              outstanding shares are eligible for resale in the public markets from time to time thereafter upon the expiration of applicable holding periods.

Lock-up Agreements

We have agreed, and each of our officers and directors and holders of substantially all of the outstanding shares of our common stock have agreed not to, without the prior written consent of Bear, Stearns & Co. Inc., sell or otherwise dispose of any shares or options to acquire shares of our common stock or take any action to do any of the foregoing during the 180-day period following the date of this prospectus. Bear, Stearns & Co. Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. In addition, certain of our stockholders have entered into agreements with us under which they have agreed not to sell or otherwise dispose of any of their shares or options to purchase shares of our common stock during the 180-day period following the closing of this offering without our prior written consent.

Of the              shares eligible for sale upon expiration of the underwriters’ lock-up,              shares are held by MiTAC International and its affiliates. MiTAC International and its affiliates have advised us that they presently do not intend to distribute or dispose of their shares of our common stock held upon completion of this offering. However, following the lock-up period with the underwriters, and prior thereto with the consent of the Bear, Stearns & Co. Inc., MiTAC International and its affiliates may elect to distribute or sell some or all of their shares. In this regard, MiTAC International and its affiliates could effect a pro rata distribution of its shares to their public and private shareholders without compliance with Rule 144 or further registration under the Securities Act. These shares also may be resold in the public markets pursuant to the volume, reporting and other requirements of Rule 144 or by registration. We have entered into a registration rights agreement with MiTAC International and its affiliates requiring us to register these shares for resale to the public.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or our affiliate within the previous one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, or approximately shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us.

Rule 144(k)

A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who owned shares for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell restricted shares following this offering under Rule 144(k) without complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Rule 701 and Options

Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with some restrictions of Rule 144. Any employee, officer or director or consultant who purchased his shares under a written compensatory plan or contract may rely on the resale provisions of Rule 701. Under Rule 701:

•	affiliates can sell Rule 701 shares without complying with the holding period requirements of Rule 144;

•	non-affiliates can sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144; and

•	Rule 701 shares must be held at least 90 days after the date of this prospectus before they can be resold.

However, all shares issued by us under Rule 701 are subject to lock-up provisions and will only become eligible for sale 180 days after the date of this prospectus.

Stock Options

As of May 31, 2003, options to purchase a total of                          shares of our common stock were outstanding, of which                          are currently exercisable. We intend to file a Form S-8 registration statement under the Securities Act to register all of the shares issuable under our 2003 Stock Incentive Plan and our Employee Stock Purchase Plan. Accordingly, the shares underlying these options will be eligible for sale in the public markets, subject to vesting restrictions or the lock-up agreements described above.

Registration Rights

Following this offering, under specified circumstances and subject to customary conditions, holders of                          shares of our common stock, without taking into account any shares sold in this offering by selling stockholders, will have demand registration rights with respect to their shares, subject to the 180-day lock-up arrangement described above, to require us to register their shares under the Securities Act, and rights to participate in future registrations of our securities. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement dated                         , 2003, each of the underwriters named below, through their representatives Bear, Stearns & Co. Inc., Banc of America Securities LLC and Raymond James & Associates, Inc., has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite its name below at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
Banc of America Securities LLC
Raymond James & Associates, Inc.

Total

The underwriting agreement provides that the obligations of the underwriters thereunder are several and subject to approval of certain legal matters by their counsel and various other conditions. Under the underwriting agreement, the underwriters are obligated to purchase and pay for all of the above shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

The underwriters have advised us that they propose to initially offer some of the shares directly to the public at the offering price set forth on the cover page of this prospectus and some of the shares to dealers at this price less a concession not in excess of $                 per share. The underwriters may allow, and dealers may re-allow, concessions not in excess of $                 per share on sales to other dealers. After the initial offering of the shares to the public, the underwriters may change the offering price, concessions and other selling terms. The underwriters do not intend to confirm sales to discretionary accounts to exceed three percent of the total number of shares offered by them.

We and certain of the selling stockholders have granted the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase up to                  additional shares, at the offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent underwriters exercise this option in whole or in part, then each of the underwriters will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to each underwriter’s initial purchase commitment as indicated in the preceding table.

We, the selling stockholders and MiTAC International have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Our directors, executive officers and stockholders, who collectively hold a total of                  shares of common stock, have agreed not to sell or offer to sell or otherwise dispose of any shares or securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

In addition, we have agreed that for a period of 180 days after the date of this prospectus we will not offer, sell, or otherwise dispose of any shares our common stock, except for the shares offered in this offering and any shares offered in connection with employee benefit plans described in this prospectus, without the consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in these negotiations will be the following:

•	our results of operations in recent periods;

•	estimates of our business potential;

•	an assessment of our management;

•	prevailing market conditions; and

•	the prices of similar securities of generally comparable companies.

We intend to apply to have our common stock approved for quotation on the New York Stock Exchange under the symbol “SNX.” We cannot assure you, however, that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to the offering at or above the initial offering price.

In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in our common stock for their own account by selling more shares than we have actually sold to them. The underwriters may elect to cover any short position by purchasing shares in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of our common stock by bidding for or purchasing shares in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market and these transactions may be discontinued at any time. The imposition of a penalty bid may also affect the price of shares to the extent that it discourages resales. No representation is made as to the magnitude or effect of these activities.

The underwriters have reserved for sale, at the initial public offering price, up to                  shares for employees, directors, and other persons associated with us who express an interest in purchasing these shares in this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares in this offering.

Some of the underwriters and their affiliates have in the past provided, and may, from time to time, in the future provide banking and other financial services to us for which they have in the past received, and may in the future receive, customary fees and expenses.

Affiliates of Banc of America Securities LLC provide banking and other financial services to our affiliates for which they have received customary interest payments, fees and expenses. These services include short term credit facilities and cash management services.

The following table shows the underwriting discount to be paid to the underwriters by us and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per Share	Without Over-Allotment Option	With Over-Allotment Option
Assumed initial public offering price	$	$	$
Underwriting discounts and commissions payable by us
Underwriting discounts and commissions payable by certain of the selling stockholders
Proceeds, before expenses, to us
Proceeds to the selling stockholders

Other expenses of this offering, including the registration fees and the fees of financial printers, legal counsel, and accountants, payable by us are expected to be approximately $                .

LEGAL MATTERS

Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements of SYNNEX Information Technologies, Inc. as of November 30, 2001 and 2002 and for each of the three years in the period ended November 30, 2002 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, Washington, D.C., a Registration Statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered in this offering. This prospectus omits certain information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to us and the shares offered in this offering, reference is made to such Registration Statement, exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. After consummation of this offering we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, will be required to file annual and quarterly reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits and schedules filed therewith, as well as such reports and other information filed by us may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may be obtained from the Public Reference Section of the Securities and Exchange Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and from the Commission’s Internet Web site at http://www.sec.gov.

SYNNEX INFORMATION TECHNOLOGIES, INC.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of

SYNNEX Information Technologies, Inc.

The reincorporation described in Note 19 to the consolidated financial statements has not been consummated at September 4, 2003. When it has been consummated, we will be in a position to furnish the following report:

“In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of SYNNEX Information Technologies, Inc. (“the Company”, a majority-owned subsidiary of Silver Star Development Limited) and its subsidiaries at November 30, 2001 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.”

/s/    PRICEWATERHOUSECOOPERS LLP

San Jose, California

January 17, 2003

SYNNEX INFORMATION TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except for share amounts)

	November 30,		May 31, 2003
	2001	2002
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$15,730	$15,503	$17,293
Restricted cash	1,002	5,561	6,603
Short-term investments	1,499	3,830	4,236
Accounts receivable, net	204,624	221,432	176,482
Receivables from vendors, net	34,886	35,162	50,415
Receivable from affiliates	7,637	2,138	804
Inventories	236,127	261,498	280,520
Deferred income taxes	13,535	13,805	13,571
Other current assets	7,366	13,511	21,330

Total current assets	522,406	572,440	571,254
Property and equipment, net	16,616	25,295	24,392
Intangible assets	21,321	23,769	22,327
Deferred income taxes	874	529	593
Other assets	3,817	7,042	5,348

Total assets	$565,034	$629,075	$623,914

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings under term loans and lines of credit	$18,104	$19,685	$42,838
Payable to affiliates	24,968	16,817	16,297
Accounts payable	248,307	269,608	256,535
Accrued liabilities	42,901	66,202	55,418
Income taxes payable	891	107	2,097

Total current liabilities	335,171	372,419	373,185
Long-term borrowings	43,036	38,714	13,580
Long-term liabilities	—	1,535	1,534
Deferred income taxes	1,007	579	458

Total liabilities	379,214	413,247	388,757

Minority interest in subsidiaries	2,448	2,610	2,593

Commitments and contingencies (Note 18)

Stockholders’ equity:
Preferred stock, $0.001 par value, ____ shares authorized, no shares issued or outstanding	—	—	—
Common stock, $0.001 par value; ________ shares authorized; 44,094,814 and 44,162,900 and 44,180,600 (unaudited) shares issued and outstanding	44	44	44
Additional paid-in capital	78,982	79,229	79,260
Unearned stock-based compensation	(1,283)	(753)	(477)
Receivables from stockholders	(300)	—	—
Accumulated other comprehensive income (loss)	(1,597)	(860)	4,458
Retained earnings	107,526	135,558	149,279

Total stockholders’ equity	183,372	213,218	232,564

Total liabilities and stockholders’ equity	$565,034	$629,075	$623,914

The accompanying notes are an integral part of these consolidated financial statements.

SYNNEX INFORMATION TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share amounts)

	Years Ended November 30,			Six Months Ended May 31,
	2000	2001	2002	2002	2003
				(unaudited)
Revenue	$3,802,629	$3,224,390	$3,767,882	$1,685,231	$1,838,028
Cost of revenue (inclusive of stock-based compensation expense of $552, $194 and $66 in 2000, 2001 and 2002, respectively, and $33 (unaudited) and $27 (unaudited) for the six months ended May 31, 2002 and 2003, respectively)	(3,626,317)	(3,060,304)	(3,593,982)	(1,604,069)	(1,753,197)

Gross profit	176,312	164,086	173,900	81,162	84,831
Selling, general and administrative expenses (inclusive of stock-based compensation expense of $5,684, $2,784 and $495 in 2000, 2001 and 2002, respectively and $250 (unaudited) and $249 (unaudited) for the six months ended May 31, 2002 and 2003, respectively)	(106,489)	(106,197)	(123,418)	(56,380)	(59,583)

Income from operations	69,823	57,889	50,482	24,782	25,248
Interest expense, net	(452)	(1,397)	(1,422)	(760)	(1,085)
Other income (expense), net	6,845	(12,813)	(4,207)	(2,536)	(2,971)

Income from continuing operations before income taxes and minority interest	76,216	43,679	44,853	21,486	21,192
Provision for income taxes	(33,373)	(17,608)	(16,837)	(8,333)	(7,443)
Minority interest in subsidiaries	(832)	(274)	16	(15)	(28)

Income from continuing operations	42,011	25,797	28,032	13,138	13,721
Discontinued operations:
Loss from discontinued operations, adjusted for applicable benefit for income taxes of $4,600 and minority interest of $2,313	(5,189)	—	—	—	—
Loss on write-off of net assets of discontinued operations, adjusted for applicable benefit for income taxes of $345 and minority interest of $540	(388)	—	—	—	—

Net income	$36,434	$25,797	$28,032	$13,138	$13,721

Net income per common share — basic:
Income from continuing operations	$0.98	$0.59	$0.64	$0.30	$0.31
Loss from discontinued operations	(0.13)	—	—	—	—

Net income per common share — basic	$0.85	$0.59	$0.64	$0.30	$0.31

Net income per common share — diluted:
Income from continuing operations	$0.86	$0.53	$0.58	$0.27	$0.28
Loss from discontinued operations	(0.11)	—	—	—	—

Net income per common share — diluted	$0.75	$0.53	$0.58	$0.27	$0.28

Weighted average common shares outstanding — basic	43,001,012	43,819,704	44,121,174	44,096,663	44,175,125

Weighted average common shares outstanding — diluted	48,808,257	48,783,741	48,501,055	48,743,767	49,702,851

The accompanying notes are an integral part of these consolidated financial statements.

SYNNEX INFORMATION TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except for share amounts)

	Common Stock		Additional Paid-In Capital	Unearned Stock-based Compensation	Receivables from Stockholders	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders’ Equity	Comprehensive Income
	Shares	Amount
Balances, November 30, 1999	42,759,100	$43	$68,220	$—	$—	$(840)	$45,295	$112,718
Issuance of common stock in connection with acquisition	645,000	1	4,211	—	—	—	—	4,212
Unearned stock-based compensation	—	—	4,055	(4,055)	—	—	—	—
Reversal of unearned stock-based compensation due to terminations	—	—	(729)	729	—	—	—	—
Amortization of unearned stock-based compensation	—	—	—	1,347	—	—	—	1,347
Issuance of stock options to parent company employees in exchange for services	—	—	2,280	—	—	—	—	2,280
Issuance of common stock for cash on exercise of options	169,035	—	357	—	—	—	—	357
Issuance of common stock for note receivable on exercise of options	24,444	—	55	—	(55)	—	—	—
Change in unrealized losses on available-for-sale securities	—	—	—	—	—	(1,030)	—	(1,030)	$(1,030)
Foreign currency translation adjustment	—	—	—	—	—	1,505	—	1,505	1,505
Net income	—	—	—	—	—	—	36,434	36,434	36,434

Balances, November 30, 2000	43,597,579	44	78,449	(1,979)	(55)	(365)	81,729	157,823	$36,909

Repurchase of common stock	(40,000)	—	(128)	—	55	—	—	(73)
Reversal of unearned stock-based compensation due to terminations	—	—	(131)	131	—	—	—	—
Amortization of unearned stock-based compensation	—	—	—	565	—	—	—	565
Issuance of stock options to parent company employees in exchange for services	—	—	28	—	—	—	—	28
Issuance of common stock for cash on exercise of options	237,235	—	464	—	—	—	—	464
Issuance of common stock for note receivable on exercise of options	300,000	—	300	—	(300)	—	—	—
Change in unrealized losses on available-for-sale securities	—	—	—	—	—	(37)	—	(37)	$(37)
Foreign currency translation adjustment	—	—	—	—	—	(1,195)	—	(1,195)	(1,195)
Net income	—	—	—	—	—	—	25,797	25,797	25,797

Balances, November 30, 2001	44,094,814	44	78,982	(1,283)	(300)	(1,597)	107,526	183,372	$24,565

Tax benefits from exercise of non-qualified employee stock options	—	—	116	—	—	—	—	116
Unearned stock-based compensation	—	—	35	(35)	—	—	—	—
Reversal of unearned stock based compensation due to terminations	—	—	(4)	4	—	—	—	—
Amortization of unearned stock-based compensation	—	—	—	561	—	—	—	561
Issuance of common stock for cash on exercise of options	68,086	—	100	—	—	—	—	100
Repayment of employee note receivable	—	—	—	—	300	—	—	300
Change in unrealized losses on available-for-sale securities	—	—	—	—	—	(66)	—	(66)	$(66)
Foreign currency translation adjustment	—	—	—	—	—	803	—	803	803
Net income	—	—	—	—	—	—	28,032	28,032	28,032

Balances, November 30, 2002	44,162,900	44	79,229	(753)	—	(860)	135,558	213,218	$28,769

Amortization of unearned stock-based compensation (unaudited)	—	—	—	276	—	—	—	276
Issuance of common stock for cash on exercise of options (unaudited)	17,700	—	31	—	—	—	—	31
Change in unrealized gains on available-for-sale securities (unaudited)	—	—	—	—	—	41	—	41	$41
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	5,277	—	5,277	5,277
Net income (unaudited)	—	—	—	—	—	—	13,721	13,721	13,721

Balances, May 31, 2003 (unaudited)	44,180,600	$44	$79,260	$(477)	$—	$4,458	$149,279	$232,564	$19,039

The accompanying notes are an integral part of these consolidated financial statements.

SYNNEX INFORMATION TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended November 30,			Six Months Ended May 31,
	2000	2001	2002	2002	2003
				(unaudited)
Cash flows from operating activities:
Net income	$36,434	$25,797	$28,032	$13,138	$13,721
Add: loss from discontinued operations	5,577	—	—	—	—

Income from continuing operations	42,011	25,797	28,032	13,138	13,721
Adjustments to reconcile net income from continuing operations to net cash provided by (used in) continuing operations:
Depreciation expense	3,991	7,175	5,035	2,316	2,307
Amortization of intangible assets	1,415	1,610	2,741	1,230	1,523
Amortization of unearned stock-based compensation	1,347	565	561	272	276
Issuance of stock options to parent company employees in exchange for services	2,280	28	—	—	—
Tax benefits from employee stock plans	—	—	116	—	—
Unrealized losses on trading securities	1,012	61	630	853	511
Net realized gains on investments	(18,672)	(518)	(582)	(477)	(148)
Impairment of investments	515	3,743	—	—	—
Loss (gain) on disposal of property and equipment	15	63	105	12	(25)
Minority interest in subsidiaries	832	274	(16)	15	28
Changes in assets and liabilities, net of acquisitions of businesses:
Accounts receivable	(24,700)	57,504	23,831	44,224	53,130
Receivables from vendors	(14,334)	20,764	(376)	(6,666)	(14,738)
Receivable from affiliates	3,189	(4,501)	5,825	(316)	1,393
Inventories	(100,635)	80,602	(9,992)	(4,339)	(22,604)
Other assets	237	5,579	(10,415)	(4,033)	3,035
Payable to affiliates	37,161	(70,958)	(7,775)	549	(794)
Accounts payable	49,937	(90,230)	10,363	18,026	(21,010)
Accrued liabilities	54,643	(26,081)	21,246	5,869	(8,912)

Net cash provided by (used in) continuing operations	40,244	11,477	69,329	70,673	7,693
Net cash used in discontinued operations	(9,929)	—	—	—	—

Net cash provided by (used in) operating activities	30,315	11,477	69,329	70,673	7,693

Cash flows from investing activities:
Purchases of short-term investments	(7,480)	(472)	(8,406)	(6,341)	(3,127)
Proceeds from sale of short-term investments	14,526	1,494	6,016	2,444	1,553
Purchase of additional investment in affiliates	—	(333)	—	(104)	—
Proceeds from sale of investment in affiliates	3,500	—	—	—	—
Acquisition of businesses, net of cash acquired	3,472	(17,143)	(47,174)	(37,577)	(500)
Purchase of property and equipment, net	(9,604)	(3,296)	(8,912)	(5,233)	(878)
Increase in restricted cash	—	(1,000)	(4,500)	—	(1,000)

Net cash provided by (used in) investing activities	4,414	(20,750)	(62,976)	(46,811)	(3,952)

Cash flows from financing activities:
Cash overdraft	$(45,780)	$9,658	$(5,296)	$(11,874)	$3,802
Proceeds from revolving line of credit	292,351	182,800	98,992	35,600	44,754
Payments on revolving line of credit	(292,351)	(182,800)	(98,992)	(35,600)	(44,754)
Net proceeds (payments) under other lines of credit	(843)	(10,877)	924	691	(3,629)
Proceeds from bank loan	387	162,853	517,422	279,405	319,761
Repayments of bank loan	(573)	(156,794)	(521,474)	(283,868)	(324,003)
Proceeds from issuance of bonds by SYNNEX (Japan) K.K.	—	—	—	—	1,680
Proceeds from issuance of common stock (including $305 from sales of SYNNEX (Japan) K.K. common stock in 2000)	662	464	1,076	5	31
Repurchase of common stock	—	(73)	—	—	—

Net cash provided by (used in) financing activities	(46,147)	5,231	(7,348)	(15,641)	(2,360)

Effect of exchange rate changes on cash and cash equivalents	(1,505)	(792)	768	325	409

Net increase (decrease) in cash and cash equivalents	(12,923)	(4,834)	(227)	8,546	1,790
Cash and cash equivalents at beginning of period	33,487	20,564	15,730	16,732	15,503

Cash and cash equivalents at end of period	$20,564	$15,730	$15,503	$25,278	$17,293

Supplemental disclosures of cash flow information:
Interest paid	$1,426	$5,093	$2,443	$1,326	$1,378

Income taxes paid	$24,792	$24,301	$18,470	$7,961	$5,407

Supplemental disclosure of non cash investing and financing activities:
Issuance of common stock for acquisition of subsidiary	$4,211	$—	$—	$—	$—

Unearned stock-based compensation	$4,055	$—	$35	$—	$—

Issuance of common stock in exchange for receivables from stockholders	$55	$300	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

NOTE 1 — ORGANIZATION AND BASIS OF PRESENTATION:

SYNNEX Information Technologies, Inc. (together with its subsidiaries, herein referred to as “SYNNEX” or the “Company”) is an information technology products supply chain services company. The Company’s supply chain outsourcing services include distribution, contract assembly and logistics. SYNNEX is headquartered in Fremont, California and has operations in North America, Asia and Europe.

The Company is a majority-owned subsidiary of Silver Star Development Limited (“SSDL”), which is a wholly-owned subsidiary of MiTAC International Corporation, a publicly traded corporation in Taiwan. At November 30, 2002, SSDL owned approximately 55% of the Company’s common stock. At November 30, 2002, MiTAC International Corporation and its affiliates had a combined ownership of approximately 98% in the Company.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Unaudited interim financial information

The accompanying consolidated balance sheet as of May 31, 2003, the consolidated statements of operations and cash flows for the six months ended May 31, 2002 and 2003 and the consolidated statement of stockholders’ equity for the six months ended May 31, 2003 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of May 31, 2003 and its results of operations and its cash flows for the six months ended May 31, 2002 and 2003. The financial data and other information disclosed in these notes to financial statements related to the six-month periods are unaudited. The results for the six months ended May 31, 2003 are not necessarily indicative of the results to be expected for the year ending November 30, 2003 or for any other interim period or for any other future year.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and majority owned subsidiaries in which no substantive participating rights are held by minority stockholders. All significant intercompany accounts and transactions have been eliminated.

Investments in 20% through 50% owned affiliated companies are included under the equity method where the Company exercises significant influence over operating and financial affairs of the investee. Investments in less than 20% owned companies or investments in 20% through 50% owned companies where the Company does not exercise significant influence over operating and financial affairs of the investee are recorded under the cost method.

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

Sale of stock by subsidiary company

At the time a subsidiary or investee accounted for under the consolidation or equity method of accounting sells its stock to a third party at a price per share which is different than the Company’s carrying value per share, the Company’s share of the subsidiary net equity changes. Pursuant to the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 84, the Company records the change in its share of the subsidiary’s net equity as a gain within “other income (expense), net”. To date, the only such transaction has been the sale of 377,000 shares of SYNNEX (Japan) K.K. common stock for $305 during 2000.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity or remaining maturity at date of purchase of three months or less to be cash equivalents. Cash equivalents consist principally of money market deposit accounts that are stated at cost, which approximates fair value. The Company’s cash management program utilizes zero balance accounts, and all book overdraft balances have been reclassified to accounts payable and amounted to $22,826, $17,530 and $21,332 (unaudited) at November 30, 2001 and 2002 and May 31, 2003, respectively.

Restricted cash

The Company provides letter of credit to vendors on behalf of its subsidiaries in Asia and North America. The Company is required by the banks to maintain certain balances in its bank accounts as collateral for such credit arrangements. At November 30, 2001 and 2002 and May 31, 2003, the Company had restricted cash balances of $1,002, $5,561 and $6,603 (unaudited), respectively.

Investments

Short-term investments include equity instruments which are expected to be sold during the normal operating cycle of the business (within twelve months). The Company classifies its investments in marketable securities as trading and available-for-sale. Securities classified as trading are recorded at fair value, based on quoted market prices, and unrealized gains and losses are included in results of operations. Securities classified as available-for-sale are recorded at fair market value, based on quoted market prices, and unrealized gains and losses are included in other comprehensive income, a component of stockholders’ equity. Realized gains and losses, which are calculated based on the specific identification method, and declines in value judged to be other than temporary, if any, are recorded in operations as incurred.

Long-term investments include instruments that the Company has the ability and intent to hold for more than twelve months. The Company classifies its long-term investments as available-for-sale if a readily determinable fair value is available.

The Company has investments in equity instruments of privately-held companies. These investments are included in other assets and are accounted for under the cost method as the Company does not have the ability to exercise significant influence over operations. The Company monitors its investments for impairment by considering current factors, including economic environment, market conditions, operational performance and

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed based on the weighted average method. Inventories consist of finished goods purchased from various manufacturers for distribution resale and components for contract assembly and logistics services.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization are computed using the straight-line method based upon the shorter of the estimated useful lives of the assets, or the lease term of the respective assets, if applicable. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized. The depreciation and amortization periods for property and equipment categories are as follows:

Equipment	5 years
Software	3 years
Furniture	7 years
Building	39 years

Intangible assets

Intangible assets consist of vendor lists, customer lists, trade names and land rights, which are amortized on a straight-line basis over their estimated lives. Intangible assets acquired in the years ended November 30, 2001 and 2002 are amortized over 8 years. Vendor and customer lists acquired prior to November 30, 2000 were initially amortized over 15 years. Effective December 1, 2001, the remaining useful lives of these assets were reduced to 8 years.

Impairment of long-lived assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company’s ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets.

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are maintained with high quality institutions, the compositions and maturities of which are regularly monitored by management. As of November 30, 2002 and May 31, 2003 (unaudited), the Company has not experienced any losses on such deposits.

Accounts receivable include amounts due from customers in the technology industry. The Company believes that the concentration of credit risk on its accounts receivable is substantially mitigated by the Company’s evaluation process and relatively short collection terms. The Company performs ongoing credit evaluations of its customer’s financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral. The Company also maintains allowances for potential credit losses when deemed necessary. As of November 30, 2002 and May 31, 2003 (unaudited), such losses have been within management’s expectations.

Two customers accounted for 22.7% and 15.2% of the Company’s revenue in 2000. One customer accounted for 10.9% of the Company’s revenue in 2001. In 2002 and the six months ended May 31, 2002 (unaudited) and 2003 (unaudited) the Company does not have sales to any one customer comprising 10% of more of the Company’s total revenues. At November 30, 2002, one customer comprised 12% of the total consolidated accounts receivable balance. At November 30, 2001, and May 31, 2003 (unaudited), the Company had no accounts receivable balance from any one customer which represented more than 10% of the total consolidated accounts receivable balance.

Revenue recognition

The Company recognizes revenue as products are shipped if a purchase order exists, the sale price is fixed or determinable, collection of resulting receivables is reasonably assured, risk of loss and title have transferred and product returns are reasonably estimable. Provisions for sales returns are estimated based on historical data and are recorded concurrently with the recognition of revenue. These provisions are reviewed and adjusted periodically by the Company.

Original Equipment Manufacturer (“OEM”) supplier programs

Funds received from OEM suppliers for inventory price protection, product rebates, and promotion programs are recorded as adjustments to cost of revenue. Funds received for specific marketing and infrastructure reimbursements are recorded as adjustments to selling, general and administrative expenses, and any excess reimbursement amount is recorded as an adjustment to cost of revenue. The Company also provides reserves for receivables on OEM supplier programs for estimated losses when there is uncertainty regarding realization of the claim.

Warranties

The Company’s OEM suppliers generally warrant the products distributed by the Company and allow returns of defective products. The Company generally does not independently warrant the products it distributes; however, the Company does warrant the following: (1) its services with regard to products that it assembles for

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

its customers, and (2) products that it builds to order from components purchased from other sources. An accrual for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience. Neither warranty expense nor the accrual for warranty costs is material to the Company’s consolidated financial statements.

Advertising

Costs related to advertising and promotion expenditures of products are charged to selling, general and administrative expense as incurred. To date, costs related to advertising and promotion expenditures has not been material.

Income taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowances are provided against assets which are not likely to be realized.

Fair value of financial instruments

For certain of the Company’s financial instruments, including cash, accounts receivable and accounts payable, the carrying amounts approximate fair value due to the short maturities. The amount shown for borrowings also approximates fair value because current interest rates offered to the Company for debt of similar maturities are approximately the same. The estimated fair value of foreign exchange contracts are based on market prices or current rates offered for contracts with similar terms and maturities. The ultimate amounts paid or received under these foreign exchange contracts, however, depend on future exchange rates. The gains or losses are recognized as “Other income (expense), net” based on changes in the fair value of the contracts, which generally occur as a result of changes in foreign currency exchange rates.

Foreign currency translations

The functional currencies of the Company’s foreign subsidiaries are their respective local currencies. The financial statements of the foreign subsidiaries are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, stockholders’ equity at the historical rates of exchange, and income and expense amounts at the average exchange rate for the year. Translation adjustments resulting from the translation of the subsidiaries’ accounts are included in “Accumulated other comprehensive income (loss). Gains and losses resulting from foreign currency transactions are included within “Other income (expense), net”. During the years ended November 30, 2000, 2001 and 2002 and the six months ended May 31, 2002 and 2003, the Company recorded transaction losses of $709, $3,362, $177, $66 (unaudited) and $343 (unaudited), respectively.

Stock-based compensation

The Company’s employee stock option plan is accounted for in accordance with Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees,” (“APB No. 25”) and complies with the disclosure

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), and Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure” (“SFAS No. 148”). Expense associated with stock-based compensation is amortized on a straight-line basis over the vesting period of the individual award.

The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Consensus No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF No. 96-18”). Under SFAS No. 123 and EITF No. 96-18, stock option awards issued to non-employees are accounted for at fair value using the Black-Scholes option-pricing model.

The following table illustrates the effect on net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation. The estimated fair value of each Company option is calculated using the Black-Scholes option-pricing model:

	Years Ended November 30,			Six Months Ended May 31,
	2000	2001	2002	2002	2003
				(unaudited)

Net income—as reported	$36,434	$25,797	$28,032	$13,138	$13,721

Plus: Stock-based employee compensation expense determined under APB No. 25, included in reported net income	1,347	565	561	272	276

Less: Stock-based employee compensation expense determined under fair value based method	(2,032)	(2,001)	(2,553)	(1,266)	(1,267)

Net income—as adjusted	$35,749	$24,361	$26,040	$12,144	$12,730

Net income per common share—basic—as reported	$0.85	$0.59	$0.64	$0.30	$0.31

Net income per common share—basic—as adjusted	$0.83	$0.56	$0.59	$0.28	$0.29

Net income per common share—diluted—as reported	$0.75	$0.53	$0.58	$0.27	$0.28

Net income per common share—diluted—as adjusted	$0.73	$0.50	$0.54	$0.25	$0.26

Comprehensive income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The primary components of comprehensive income for the Company includes foreign currency translation adjustments arising from the consolidation of the Company’s foreign subsidiaries and unrealized gains and losses on the Company’s available-for-sale securities. Comprehensive income is disclosed in the Consolidated Statements of Stockholders’ Equity.

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

Net income per common share

Net income per common share-basic is computed by dividing the net income for the period by the weighted average number of shares of common stock outstanding during the period. Net income per common share-diluted reflects the potential dilution that could occur if stock options were exercised. The calculations of net income per common share are presented in Note 13.

Recently issued accounting pronouncements

In July 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses the recognition, measurement and reporting costs associated with exit or disposal activities, and supersedes previous authoritative guidance, Emerging Issues Task Force (“EITF”) No. 94-3. The principal difference is that the new standard requires that a liability for a disposal activity (including those related to the employee termination benefits and obligations under operation leases and other contracts) be recognized when a liability is incurred, and not necessarily the date of an entity’s commitment to an exit plan, as under EITF No. 94-3. SFAS No. 146 also establishes that the initial measurement of a liability recognized under SFAS No. 146 be based on fair value. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company has not had any exit or disposal activities since the adoption of the standard.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this standard did not have any material impact on the Company financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. The Company has applied the disclosure provision of SFAS No. 148.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company believes that the adoption of this standard will have no material impact on its financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting of derivative instruments and hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 amends SFAS No. 133 for decisions made: (i) as part of the Derivatives Implementation Group process that require amendment to SFAS No. 133; (ii) in connection with other FASB projects dealing with financial instruments; and (iii) in connection with the implementation issues raised related to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for designated hedging relationships after June 30, 2003. The Company believes that the adoption of SFAS No. 149 will not have a material impact on its financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances) financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company believes that the adoption of this standard will not have a material impact on its financial position or results of operations.

In November 2002, the EITF reached a consensus on Issue No. 00-21 (“EITF No. 00-21”), “Multiple-Deliverable Revenue Arrangements.” EITF No. 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The consensus mandates how to identify whether goods or services or both that are to be delivered separately in a bundled sales arrangement should be accounted for separately because they are separate units of accounting. The guidance can affect the timing of revenue recognition for such arrangements, even though it does not change rules governing the timing or pattern of revenue recognition of individual items accounted for separately. The final consensus is applicable to agreements entered into in fiscal years beginning after June 15, 2003 with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB No. 20, “Accounting Changes.” The Company is assessing the impact of EITF No. 00-21 and believes that the adoption will not have a material impact on its financial position or results of operations.

In March 2003, the EITF finalized Issue No. 02-16 (“EITF No. 02-16”), “Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor’s Products).” EITF No. 02-16 requires that consideration received from vendors, such as advertising support funds, be accounted for as a reduction to cost of sales when recognized in the reseller’s income statement unless certain conditions are met showing that the funds are used for a specific program entirely funded by an individual vendor. If these specific requirements related to individual vendors are met, the consideration is accounted for as a reduction in the related

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

expense category, such as advertising or selling and administrative expense. EITF No. 02-16 applies to all agreements modified or entered into on or after January 1, 2003. Adopting EITF No. 02-16 had no material impact on the Company’s financial position and results of operations.

NOTE 3 — BALANCE SHEET COMPONENTS:

	November 30,		May 31, 2003
	2001	2002
			(unaudited)
Accounts receivable, net:
Trade accounts receivables	$219,128	$233,504	$190,446
Less: Allowance for doubtful accounts	(7,961)	(8,315)	(10,216)
Less: Allowance for sales returns	(6,543)	(3,757)	(3,748)

	$204,624	$221,432	$176,482

Receivables from vendors, net:
Receivables from vendors	$37,562	$37,866	$53,535
Less: Allowance for doubtful accounts	(2,676)	(2,704)	(3,120)

	$34,886	$35,162	$50,415

Inventories:
Components	$37,701	$6,713	$12,452
Finished goods	198,426	254,785	268,068

	$236,127	$261,498	$280,520

Property and equipment, net:
Equipment and computers	$32,274	$31,476	$33,975
Furniture and fixtures	4,024	4,295	3,979
Vehicles	428	515	514
Buildings and land	9,885	20,617	21,799

	46,611	56,903	60,267
Less: Accumulated depreciation	(29,995)	(31,608)	(35,875)

	$16,616	$25,295	$24,392

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

Depreciation expense was $3,991, $7,175, $5,035, $2,316 (unaudited) and $2,307 (unaudited) for the years ended November 30, 2000, 2001 and 2002 and the six months ended May 31, 2002 and 2003, respectively.

Intangible assets:

	November 30,						May 31, 2003
	2001			2002
							(unaudited)
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Vendor lists	$23,530	$(6,629)	$16,901	$22,482	$(8,535)	$13,947	$22,482	$(9,537)	$12,945
Customer lists	1,346	(56)	1,290	7,574	(789)	6,785	7,584	(1,258)	6,326
Other intangible assets	3,535	(405)	3,130	3,540	(503)	3,037	3,611	(555)	3,056

	$28,411	$(7,090)	$21,321	$33,596	$(9,827)	$23,769	$33,677	$(11,350)	$22,327

Amortization expense was $1,415, $1,610, $2,741, $1,230 (unaudited) and $1,523 (unaudited) for the years ended November 30, 2000, 2001, 2002 and the six months ended May 31, 2002 and 2003, respectively. Intangible assets are being amortized over estimated useful lives of eight years. Estimated future amortization expense is as follows:

Years ending, November 30,
2003	$3,046
2004	3,046
2005	3,046
2006	3,046
2007	3,046
thereafter	8,539

$23,769

	November 30,		May 31, 2003
	2001	2002
			(unaudited)
Accrued liabilities:
Payroll related accruals	$11,435	$12,801	$9,964
Deferred compensation liability	10,398	12,911	14,079
Royalty and warranty accruals	957	4,587	3,341
Sales tax payable	770	7,971	9,307
Other accrued liabilities	19,341	27,932	18,727

	$42,901	$66,202	$55,418

NOTE 4 — ACQUISITIONS:

Acquisitions during the year ended November 30, 2002

Gates/Arrow Distributing

On May 31, 2002, the Company acquired certain assets and liabilities of Gates/Arrow Distributing, a business unit of Arrow Electronics, Inc. for cash of approximately $42,858. Gates/Arrow was a distributor of

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

computer systems, peripherals and software, serving value-added resellers across North America. The purchase enabled the Company to expand its market share in North America.

License Online, Inc.

On May 10, 2002, the Company acquired the assets of License Online, Inc., a provider of Web-based software licensing technology to small to medium-sized business (“SMB”) solution providers and their SMB customers, for $3,206 in cash.

Novitech, S.A. de C.V.

On May 7, 2002, the Company acquired certain distribution and sale assets of Novitech, S.A. de C.V., a Mexican distributor of information technology products. The purchase price for the assets was $920 in cash.

Accounting for the Acquisitions

All of these acquisitions have been accounted for using the purchase method of accounting; thus, the consolidated financial statements do not include the financial results of any acquired business prior to the closing date of the acquisition.

The aggregate purchase consideration of the three acquisitions was $46,984 plus acquisition costs of $190, and has been allocated to the assets acquired and liabilities assumed as follows:

Purchase Consideration	Fair Value
Cash	$46,984
Acquisition costs	190

	$47,174

Allocation	Fair Value	Amortization Period
Accounts receivable	$40,931	—
Inventories	15,305	—
Property and equipment	4,278	—
Customer lists	5,180	8 years
Accounts payable	(18,520)	—

	$47,174

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

The following unaudited pro forma financial information combines the consolidated results of operations as if the acquisition of Gates/Arrow Distributing, License Online, Inc., and Novitech, S.A. de C.V. had occurred as of the beginning of the periods presented. Pro forma adjustments include only the effects of events directly attributed to transactions that are factually supportable and expected to have a continuing impact. The pro forma results contained in the table below include pro forma adjustments for amortization of acquired intangibles and additional finance charges related to the financing of the purchase consideration of the acquisitions. The table includes pro forma information relating to the acquisition of Merisel Canada, Inc. in 2001 as if the acquisition had occurred on December 1, 2000.

	Years Ended November 30,
	2001	2002
	(unaudited)
Revenue	$4,216,141	$4,000,270
Net income	$17,898	$26,733
Net income per common share — basic	$0.41	$0.61
Net income per common share — diluted	$0.37	$0.55

Acquisition during the year ended November 30, 2001

On July 28, 2001, the Company acquired all of the outstanding shares of Merisel Canada, Inc. (“Merisel Canada”) from Merisel Americas, Inc., a wholly-owned subsidiary of Merisel, Inc. Merisel Canada is a distributor of computer hardware and software products, with locations in Toronto, Ontario; Vancouver, British Columbia; and Montreal, Quebec. The purchase of Merisel Canada enables the Company to expand its market share in North America. Effective August 30, 2001, Merisel Canada changed its name to SYNNEX Canada Limited. For reporting purposes, the results of Merisel Canada have been reflected in the Distribution Business Segment. The acquisition has been accounted for by the purchase method of accounting, and the results of operations of Merisel Canada are included in the accompanying consolidated financial statements from the date of acquisition. The source of the funds for the acquisition came from a sale of accounts receivable to a financial institution under the Company’s accounts receivable securitization program.

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

The total purchase consideration was $19,940 and has been allocated to the assets acquired and liabilities assumed in the acquisition as follows:

	Fair Value
Purchase consideration:
Cash	$19,559
Acquisition costs	381

	$19,940

	Fair Value	Amortization Period
Cash and cash equivalents	$2,796	—
Accounts receivables	59,338	—
Inventories	42,210	—
Other current assets	2,109	—
Vendor list	2,020	8 years
Customer list	1,346	8 years
Trade names	500	8 years
Other long-term assets	1,177	—
Accounts payable	(51,037)	—
Accrued liabilities	(4,549)	—
Other long-term liabilities	(35,970)	—

	$19,940

The following unaudited pro forma financial information combines the consolidated results of operations as if the acquisition of Merisel Canada had occurred as of the beginning of the periods presented. Pro forma adjustments include only the effects of events directly attributed to a transaction that are factually supportable and expected to have a continuing impact. The pro forma adjustments contained in the table below include amortization of acquired intangibles and additional finance charges related to the financing of the purchase consideration of the acquisition.

	Years Ended November 30,
	2000	2001
	(unaudited)
Revenue	$4,486,365	$3,562,289
Income from continuing operations	$23,596	$21,849
Net income	$18,019	$21,849
Income from continuing operations per common share — basic	$0.55	$0.50
Income from continuing operations per common share — diluted	$0.48	$0.45
Net income per common share — basic	$0.42	$0.50
Net income per common share — diluted	$0.37	$0.45

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the beginning of periods presented, nor are they necessarily indicative of future operating results.

Acquisitions during the year ended November 30, 2000

On August 31, 2000, the Company acquired all of the outstanding shares of MiTAC Industrial Corporation (“MID”) from MIX System Holding Limited (“MIX”) in exchange for 645,000 shares of SYNNEX common stock with a fair value of $6.53 per share. MIX is wholly owned by MiTAC, Inc., which in turn owns approximately 9% of MiTAC International Corporation, the indirect parent company of SYNNEX.

MID is an industrial personal computer manufacturer, located in Fremont, California that assembles special purpose equipment for industries that require rugged or heavy-duty personal computers.

The acquisition of MID was accounted for by the purchase method of accounting and, accordingly, the results of operations of MID are included in the accompanying consolidated financial statements from the date of acquisition. The $1,048 excess of the purchase price of $4,212 over the net tangible assets acquired of $3,164 was allocated to vendor lists, which is being amortized on a straight-line basis over 8 years.

The pre-acquisition revenue and net income of MID were not material to the results of SYNNEX and accordingly, no pro forma results have been presented.

MID had assets of $3,969 and liabilities of $805 at the date of the acquisition. The consolidated financial statements contain the results of MID from the date of the acquisition.

On September 15, 2000, the Company acquired MiTAC Europe Limited (“MEL”) from SYNNEX’s immediate parent company, SSDL, through the issuance of 3,275,000 shares of SYNNEX common stock. The acquisition was accounted for as a transfer under common control whereby the net tangible assets acquired were recorded at their historical cost of $7,558 and the assets and liabilities and financial results of MEL are included within the consolidated financial statements for all periods presented. MEL was subsequently renamed SYNNEX Information Technologies (UK) Limited (“SYNNEX UK”).

NOTE 5 — INVESTMENTS:

The carrying amount of the Company’s investments is shown in the table below:

	November 30, 2001			November 30, 2002			May 31, 2003 (unaudited)
	Original Cost	Unrealized Losses	Fair Value	Original Cost	Unrealized Losses	Fair Value	Original Cost	Unrealized Losses	Fair Value
Short-term:
Trading	$1,259	$(61)	$1,198	$4,399	$(630)	$3,769	$5,275	$(1,141)	$4,134
Available-for-sale	931	(630)	301	757	(696)	61	757	(655)	102

	$2,190	$(691)	$1,499	$5,156	$(1,326)	$3,830	$6,032	$(1,796)	$4,236

Long-term:
Available-for-sale	$49	$—	$49	$300	$—	$300	$300	$—	$300

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

Short-term trading securities consist of equity securities relating to the deferred compensation plan. Short-term and long-term available-for-sale securities primarily consist of investments in other companies’ equity securities.

Total realized gains on investments were $18,672, $518, $582 and $148 (unaudited) for the years ended November 30, 2000, 2001 and 2002 and the six months ended May 31, 2003, respectively.

During the year ended November 30, 2001, the Company performed an impairment assessment of the carrying value of its equity investments. One of these investments, Converge, Inc., substantially reduced its operations during fiscal 2001. As a result, the Company wrote down the investment amount for “other than temporary impairment” by $3,333 to zero.

NOTE 6 — ACCOUNTS RECEIVABLE ARRANGEMENTS:

Effective December 1997, the Company established a five-year revolving arrangement (the “Arrangement”) through a consolidated wholly-owned subsidiary to sell up to $150,000 of U.S. trade accounts receivables (the “Receivables”) to a financial institution. In August 2002, the Arrangement was amended to allow the Company to sell up to $200,000 of receivables and was extended for an additional five-year period. Subsequently, in June 2003 the Arrangement was amended again to allow the Company to sell up to $210,000 (unaudited), of receivables and to extend the Arrangement to August 2008. In connection with the Arrangement, the Company sells its Receivables to its wholly-owned subsidiary on a continuing basis, which will in turn sell an undivided interest in the Receivables to the financial institution without recourse, at market value, calculated as the gross receivable amount, less a facility fee. The fee is based on the prevailing commercial paper interest rates plus 0.75%. A separate fee based on the unused portion of the facility, at 0.375% per annum, is also charged by the financial institution. To the extent that cash was received in exchange, the amount of Receivables sold to the financial institution has been recorded as a true sale, in accordance with SFAS No. 140, “Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities”. The amount of Receivables sold to the financial institution and not yet collected from customers at November 30, 2001, 2002 and May 31, 2003 was $72,000, $158,000 and $177,000 (unaudited), respectively. The remaining balance of unsold Receivables at November 30, 2001, 2002 and May 31, 2003 was $117,655, $102,544 and $78,296 (unaudited), respectively, and are included within “Accounts receivable, net”.

The gross proceeds resulting from the sale of the Receivables totaled approximately $822,000, $599,100, $672,500 and $431,000 (unaudited) in 2000, 2001, 2002 and the six months ended May 31, 2003, respectively. The gross payments to the financial institution under the Arrangement totaled approximately $730,000, $677,100, $586,500 and $412,000 (unaudited) in 2000, 2001, 2002 and the six months ended May 31, 2003, respectively, which arose from the subsequent collection of Receivables. The proceeds (net of the facility fee) are reflected in the consolidated statement of cash flows in operating activities within changes in accounts receivable.

The Company continues to collect the Receivables on behalf of the financial institution, for which it receives a service fee from the financial institution, and remits collections to the financial institution. The Company estimates that the service fee it receives approximates the market rate for such services, and as a result, has recognized no servicing assets or liabilities in its consolidated balance sheet. Facility fees (net of service fees)

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

charged by the financial institution totaled $7,020, $2,693, $2,786 and $1,420 (unaudited) for 2000, 2001, 2002 and the six months ended May 31, 2003, respectively, and were recorded within “Other income (expense), net”.

Under the Arrangement, as amended, the Company is required to maintain certain financial covenants, including minimum net worth, minimum fixed charge ratio, and net worth percentage. The Company was in compliance with the covenants at November 30, 2002 and May 31, 2003 (unaudited).

The Company has also entered into financing agreements with various financial institutions (“Flooring Companies”) to allow certain customers of the Company to finance their purchases directly with the Flooring Companies. Under these agreements, the Flooring Companies pay to the Company the selling price of products sold to various customers, less a discount, within approximately 15 business days from the date of sale. The Company is contingently liable to repurchase inventory sold under flooring agreements in the event of any default by its customers under the agreement and such inventory being repossessed by the Flooring Companies. See Note 18, “Commitments and Contingencies” for additional information. Approximately $977,023, $984,017, $836,906 and $344,763 (unaudited) of the Company’s net sales were financed under these programs in 2000, 2001, 2002 and the six months ended May 31, 2003, respectively. Approximately $31,168, $38,030 and $28,610 (unaudited) of accounts receivable at November 30, 2001, 2002 and the six months ended May 31, 2003, respectively, were subject to flooring agreements. Flooring fees were approximately $2,593, $3,098, $2,013 and $729 (unaudited) in 2000, 2001, 2002 and the six months ended May 31, 2003, respectively, and are included within “Other income (expense), net”.

NOTE 7 — BORROWINGS:

Borrowings consist of the following:

	November 30,		May 31, 2003
	2001	2002
			(unaudited)
SYNNEX Information Technologies, Inc. (“SYNNEX USA”) short-term loan	$—	$1,931	$—
SYNNEX USA senior secured revolving line of credit	—	—	—
SYNNEX USA corporate margin account arrangement	—	—	—
SYNNEX Canada revolving loan	33,144	26,393	26,478
SYNNEX (Japan) K.K. line of credit	17,822	17,151	15,920
SYNNEX (Japan) K.K. term loan	8,168	8,160	8,378
SYNNEX (Japan) K.K. mortgage	1,296	1,175	1,140
SYNNEX (Japan) K.K bond	—	—	1,676
SYNNEX Information Technologies (UK), Ltd. term loan	710	610	—
SYNNEX (Beijing), Ltd. mortgage	—	2,979	2,826

	61,140	58,399	56,418
Less: Current portion	(18,104)	(19,685)	(42,838)

Non current portion	$43,036	$38,714	$13,580

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

SYNNEX USA short-term loan

In July 2002, SYNNEX USA entered into a short-term financing arrangement of $2,900 with a financial institution that is payable in 12 monthly installments. The loan was collateralized by certain inventory items. At November 30, 2002 and May 31, 2003, the outstanding balance was $1,931 and $0 (unaudited), respectively.

SYNNEX USA senior secured revolving line of credit

In December 1997, the Company entered into a senior secured revolving line of credit arrangement (the “Revolver”) with a group of financial institutions, which is secured by the Company’s inventory. The Revolver’s maximum commitment is 50% of eligible inventory valued at the lower of cost or market up to a maximum borrowing of $10,000. In July 2002, the Revolver was amended and extended for an additional five-year period, and the credit limit was increased to $15,000. Subsequently, in June 2003, the Revolver was amended again and the credit limit was increased to $25,000 (unaudited). Interest on borrowings under the Revolver is based on the prime rate plus 1.0% or LIBOR plus 2.0% at the Company’s option. There were no borrowings outstanding under the Revolver at November 30, 2002 and 2001. A fee of 0.30% per annum is payable with respect to the unused portion of the commitment. Under the 2002 amendment, the Company is required to comply with minimum net worth and minimum fixed charge ratio covenants. The Company was in compliance with these covenants at November 30, 2001 and 2002 and May 31, 2003 (unaudited). During the years ended November 30, 2001 and 2002 and the six months ended May 31, 2003, the Company borrowed and repaid approximately $182,800, $98,992 and $44,754 (unaudited), respectively, under the Revolver.

SYNNEX USA corporate margin account arrangement

On April 1, 1997, the Company entered into a corporate account arrangement with a security broker, allowing the Company to perform margin transactions. Under the terms of the margin account, the Company may borrow funds to purchase publicly-traded securities at an interest rate of 5.75% to 7.25%. Borrowings are restricted to 50% of the equity held in the brokerage account and are collateralized by the marketable securities. There were no borrowings outstanding at November 30, 2001 and 2002 and May 31, 2003 (unaudited).

SYNNEX Canada revolving loan

Upon acquisition of SYNNEX Canada Limited, SYNNEX Information Technologies, Inc., assumed a three-year C$100,000 revolving loan agreement with a financial institution. Subsequently, in August 2001, the revolving loan agreement was amended to reduce the credit limit to C$75,000. In April 2002, the agreement was further amended to increase the credit limit back to C$100,000. Borrowings under the loan agreement are collateralized by substantially all of SYNNEX Canada’s assets, including inventories and accounts receivable and are guaranteed, up to C$75,000, by SYNNEX Information Technologies, Inc. Borrowings bear interest at the prime rate of a Canadian bank designated by the financial institution plus 0.75% for Canadian Dollar denominated loans, at the prime rate of a U.S. bank designated by the financial institution plus 0.25% or at LIBOR plus 2.00% for U.S. Dollar denominated loans. A fee of 0.25% per annum is payable with respect to the unused portion of the commitment. The loan agreement contains covenants which SYNNEX Canada Limited was in compliance with for the year ended November 30, 2001 and 2002 and for the six months ended May 31, 2003 (unaudited). The balance outstanding at November 30, 2001 and 2002 and May 31, 2003 was $33,144, $26,393 and $26,478 (unaudited), respectively.

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

SYNNEX (Japan) K.K. line of credit

SYNNEX (Japan) K.K. has a Japanese Yen denominated line of credit with several Japanese banks, with total available credit under these facilities of $41,524 as of November 30, 2002. Under the line of credit, approximately $17,822, $17,151 and $15,920 (unaudited) was outstanding at November 30, 2001 and 2002 and May 31, 2003, respectively, bearing interest at fixed rates ranging from 1.38% to 3.8% per annum.

SYNNEX (Japan) K.K. term loan

SYNNEX (Japan) K.K. had a total of $8,168, $8,160 and $8,378 (unaudited) outstanding as of November 30, 2001 and 2002 and May 31, 2003, respectively, under a Japanese yen denominated term loan agreement with a Japanese bank. The amount must be repaid in 2004, and bears interest at fixed rates ranging from 1.28% to 1.30% per annum.

SYNNEX (Japan) K.K. mortgage

SYNNEX (Japan) K.K. has a Japanese Yen denominated mortgage loan with a Japanese bank. Total amount outstanding under the mortgage was approximately $1,296, $1,175 and $1,140 (unaudited) at November 30, 2001 and 2002 and May 31, 2003, respectively, bearing interest at a fixed rate of 3.10% per annum. The mortgage is repayable between 2002 and 2011 and is secured by the Company’s office building in Japan.

SYNNEX (Japan) K.K. bond (unaudited)

SYNNEX (Japan) K.K. issued a Japanese Yen denominated bond in February 2003. The bond bears interest at 0.45% per year, and is to be redeemed in February 2005. The bond is guaranteed by a bank in Japan, and a fee of 0.70% of the guaranteed amount is payable to the bank every year. At May 31, 2003, the carrying value of the bond is $1,676 (unaudited).

SYNNEX UK term loan

In 1996, SYNNEX UK entered into a British Pound denominated loan agreement with a financial institution, which is collateralized by real estate. The total credit available under this facility was $2,138 as of November 30, 2002, of which approximately $710 and $610 was outstanding at November 30, 2001 and 2002, respectively. Interest on the borrowing is payable at 8% per annum. The loan agreement expires in 2006. The Company had no outstanding balance at May 31, 2003 (unaudited).

SYNNEX (Beijing), Ltd. mortgage

In September 2002, SYNNEX (Beijing), Ltd. obtained a Chinese Renminbi denominated mortgage loan with a financial institution of approximately $3,055. The amount outstanding at November 30, 2002 was $2,979. The mortgage is repayable by 2012 and is secured by the Company’s real estate in Beijing. The interest rate is adjustable based on a lending rate as determined by People’s Bank of China. For fiscal year 2002, the rate was 5.18%. At May 31, 2003, the balance was $2,826 (unaudited).

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

Guarantees

SYNNEX USA has also issued guarantees to certain of its subsidiaries’ vendors, totaling $72,000 and $69,300 (unaudited) for trade credit lines as of November 30, 2002 and May 31, 2003, respectively.

Future principal payments

Future principal payments under the above loans as of November 30, 2002 are as follows:

Years Ending November 30,
2003	$19,685
2004	35,156
2005	603
2006	549
2007	437
Thereafter	1,969

$58,399

NOTE 8 — DERIVATIVE INSTRUMENTS:

In the normal course of business, the Company enters into currency forward contracts to protect itself from the risk that the eventual cash outflows or inflows resulting from purchase or sale of inventory will be adversely affected by exchange rate fluctuations. The Company does not apply hedge accounting to these currency forward contracts. As of November 30, 2000, 2001, 2002 and May 31, 2002 and 2003, the Company had unrealized losses of $0, $327, $192, $1,248 (unaudited) and $1,226 (unaudited), respectively, as a result of fair value changes on its outstanding currency forward contracts. These unrealized losses were charged to expense during the year.

The Company does not use derivatives for trading or speculative purposes, nor is it a party to leveraged derivatives. Further, the Company has a policy of only entering into contracts with major financial institutions. The Company has not sustained a material loss from these instruments nor does it anticipate any material adverse effect on its net income, financial position or cash flows in the future from the use of derivatives.

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

NOTE 9 — INCOME TAXES:

The components of the provision for income taxes were as follows:

	Years Ended November 30,			Six Months Ended May 31, 2003
	2000	2001	2002
				(unaudited)
Current tax provision:
Federal	$20,780	$13,176	$13,892	$6,107
State	4,321	2,939	2,693	1,287
Foreign	3,621	1,185	599	225

	28,722	17,300	17,184	7,619

Deferred tax provision (benefit):
Federal	(90)	129	(311)	(67)
State	(204)	40	6	(109)
Foreign	—	139	(42)	—

	(294)	308	(347)	(176)

	28,428	17,608	16,837	7,443
Tax benefit related to discontinued operations	4,945	—	—	—

Total tax provision related to continuing operations	$33,373	$17,608	$16,837	$7,443

Net deferred tax assets consist of the following:

	November 30,
	2001	2002

Inventory reserves	$2,597	$2,035
Bad debt and sales return reserves	3,294	2,978
Vacation and profits sharing accruals	1,932	2,462
Depreciation and amortization	(1,023)	(303)
State tax deduction	698	526
Deferred compensation	4,085	5,044
Net operating losses	7,318	5,820
Other	1,120	833
Valuation allowance	(6,619)	(5,640)

Net deferred tax assets	$13,402	$13,755

The valuation allowance relates to deferred tax assets in tax jurisdictions for which realization of the assets is uncertain.

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

A reconciliation of the statutory U.S. federal income tax rate to the Company’s effective income tax rate is as follows:

	Years Ended November 30,			Six Months Ended May 31, 2003
	2000	2001	2002
				(unaudited)
Federal statutory income tax rate	35.0%	35.0%	35.0%	35.0%
State taxes, net of federal income tax benefit	5.0	4.3	4.0	4.2
Foreign taxes	0.7	1.0	1.9	(0.2)
Valuation allowance adjustments	0.0	0.0	(3.4)	(3.6)
Permanent differences	2.4	0.8	0.6	0.7
Other	0.7	(0.8)	(0.4)	(1.0)

Effective income tax rate	43.8%	40.3%	37.5%	35.1%

NOTE 10 — DEFERRED COMPENSATION PLAN:

The Company has a deferred compensation plan for certain directors and officers, which became effective in January 1994.

The plan is designed to permit eligible officers and directors to accumulate additional income through a nonqualified deferred compensation plan that enables the officer or director to make elective deferrals of compensation to which he or she will become entitled in the future.

An account is maintained for each participant for the purpose of recording the current value of his or her elective contributions, including earnings credited thereto. The participant may designate one or more investments as the measure of investment return on the participant’s account. The participant’s account is adjusted monthly to reflect earnings and losses on the participant’s designated investments.

The amount credited to the participant’s account will be distributed as soon as practicable after the earlier of the participant’s termination of employment or attainment of age sixty-five. The distribution of benefits to the participant will be made in accordance with the election made by the participant in a lump sum or in equal monthly or annual installments over a period not to exceed fifteen years.

In the event the participant requests a distribution other than a hardship distribution, a 10% withdrawal penalty will be levied. Such distribution will be in the form of a lump sum cash payment.

As of November 30, 2001 and 2002 and May 31, 2003, the deferred compensation liability balance was $10,398, $12,911 and $14,079 (unaudited), respectively. Of the balances deferred, $1,198, $3,769 and $4,134 (unaudited) have been invested in equity securities at November 30, 2001 and 2002 and May 31, 2003, respectively, and are classified as trading securities. The Company has recorded gains (losses) in “Other income (expense), net” on the trading securities of $5,242, $68, $(528), $(542) (unaudited) and $(364) (unaudited) for the years ended November 30, 2000, 2001, 2002 and the six months ended May 31, 2002 and 2003, respectively. An amount equal to these gains (losses) has been charged (credited) to selling, general and administrative expenses, relating to compensation amounts which are payable to the directors and officers.

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

NOTE 11 — EMPLOYEE BENEFIT PLAN:

The Company has a 401(k) Plan (the “Plan”) under which eligible employees may contribute the lesser of up to 15% of their gross compensation or the maximum amount as provided by law. Employees become eligible to participate in the Plan six months after their employment date. The Company can make discretionary contributions under the Plan. During 2000, 2001 and 2002 and the six months ended May 31, 2002 and 2003, the Company contributed $135, $143, $178, $131 (unaudited) and $141 (unaudited), respectively.

NOTE 12 — STOCKHOLDERS’ EQUITY:

Receivables from Stockholders

During the year ended November 30, 2001, in conjunction with the exercise of 300,000 stock options by the Company’s CEO at $1.00 per share, the CEO drew down $300 from the $1,000 full recourse promissory note described in Note 14. The note bears interest at an annual rate of 1.75% plus the annual LIBOR rate at the beginning of each calendar year, was due and payable in full no later than January 29, 2003 and was recorded as a reduction of Stockholders’ Equity. The note was repaid in full in 2002.

During the year ended November 30, 2000, in conjunction with the exercise of 40,000 stock options by another employee of the Company at $2.25 per share, the Company received a full recourse promissory note for $55 as part of the payment. The note had an interest rate of 7.5% per annum and was due and payable in full no later than December 31, 2002. During the year ended November 30, 2001, the Company repurchased the shares at the fair value of $5.00 per share for $145 in cash, net of the note repayment. The Company recorded an associated compensation expense of $72, which represented the excess of the fair value over the exercise price of the option, less compensation expense of $38, previously recognized.

Tax benefits from employee stock option plans

During the year ended November 30, 2002, various employees exercised their fully-vested non-qualified stock options. The tax benefits from such employee stock option transactions reduce the Company’s income taxes currently payable for federal and state purposes. These benefits totaled $116 for fiscal 2002, and were reflected as a credit to Stockholders’ Equity.

1992 Stock Options

Certain employees received options to purchase common stock of the Company prior to 1993 at an exercise price of $0.60 per share. As of November 30, 2000, 262,500 shares of such options were outstanding and exercisable. These options were repurchased during 2001 and, as discussed below, the Company recorded compensation expense in respect of the repurchases.

1993 Stock Option Plan

Under the 1993 Stock Option Plan (the “1993 Plan”), as amended in 1996, 10,800,000 shares of common stock have been reserved for issuance to employees, officers, directors and consultants of the Company, as approved by the Board of Directors and stockholders. The 1993 Plan, which will expire in 2003, provides for incentive as well as non-statutory stock options.

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

Options under the 1993 Plan can be granted at exercise prices ranging from 85% to 110% of the fair market value of the shares at the date of the grant, as determined by the Board. No options have been granted at exercise prices less than 100% of fair market value of common stock. Options granted under the 1993 Plan expire ten years from the grant date. Options granted vest annually over a five-year period. The Board determined that no further options would be available for grant under the 1993 Plan upon the adoption of the 1997 Stock Option Plan and Special Executive Stock Option Plan.

1997 Stock Option Plan

In December 1997, the Company adopted the 1997 Stock Option Plan (the “1997 Plan”). The 1997 Plan provides for incentive stock options and non-statutory stock options and stock purchase rights to employees, officers and consultants of the Company. Under the 1997 Plan, 13,000,000 shares of common stock have been reserved for issuance, as approved by the Board of Directors and stockholders. Incentive stock options are granted at an exercise price that is not less than 100% of the fair market value of common stock on the date of grant, as determined by the Board of Directors. Non-statutory stock options are granted at an exercise price that is not less than 85% of the fair market value of common stock on the date of grant, as determined by the Board of Directors. The exercise price of any option granted to a 10% stockholder will not be less than 110% of the fair market value of the common stock on the date of grant, as determined by the Board of Directors. Options granted vest monthly over a five-year period with a one-year cliff and expire in ten years from the date of grant. In 2000, the Board of Directors granted 3,074,800 options under this plan at exercise prices ranging from $2.25 to $3.50 per share. In 2001, the Board of Directors granted 564,320 options under this plan at exercise prices ranging from $5.00 to $6.00 per share. In 2002, the Board of Directors granted 640,100 options at exercise prices ranging from $4.50 to $6.00 per share.

Executive Stock Option Plan

In December 1997, the Company adopted the Special Executive Stock Option Plan (the “Executive Plan”). The Executive Plan provides for incentive and non-statutory stock options to officers and the members of the Company’s Board of Directors. Under the Executive Plan, 14,300,000 shares of common stock have been reserved for issuance, as approved by the Board of Directors and stockholders. Incentive stock options are granted at an exercise price that is not less than 100% of the fair market value of common stock shares on the date of grant, as determined by the Board of Directors. Non-statutory stock options are granted at an exercise price that is not less than 85% of the fair market value of the common stock on the date of grant, as determined by the Board of Directors. The exercise price of any option granted to a 10% stockholder will not be less than 110% of the fair market value of the common stock on the date of grant, as determined by the Board of Directors. Options granted vest monthly over a five-year period with a one-year cliff and expire in ten years from the date of grant. In 2000, the Board of Directors granted 5,655,000 options under this plan at exercise prices ranging from $2.25 to $4.50 per share. In 2001, the Board of Directors granted 285,000 options at exercise prices ranging from $5.00 to $6.00 per share. In 2002 the Board of Directors granted 2,155,000 options at exercise prices ranging from $5.00 to $6.00 per share.

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

The following table summarizes the stock options outstanding and exercisable under the Company’s option plans as of November 30, 2001 and 2002 and May 31, 2003:

	Number of Options at November 30, 2001		Number of Options at November 30, 2002		Number of Options at May 31, 2003
	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
					(unaudited)
1993 Stock Option Plan	2,004,218	1,982,218	1,859,258	1,859,258	1,827,418	1,827,418
1997 Stock Option Plan	3,281,562	2,223,964	3,771,365	2,653,601	3,452,200	2,674,563
Executive Stock Option Plan	7,977,667	5,107,966	10,061,000	6,356,899	10,036,000	7,256,334

	13,263,447	9,314,148	15,691,623	10,869,758	15,315,618	11,758,315

A summary of the activity under the Company’s stock option plans is set forth below:

	Options Outstanding
	Shares Available For Grant	Number of Shares	Weighted Average Exercise Price
Balances, November 30, 1999	8,303,801	8,092,027	$1.77
Additional shares reserved	15,300,000	—	—
Options granted	(8,729,800)	8,729,800	3.32
Options exercised	—	(193,479)	2.13
Options canceled	1,260,628	(1,671,430)	2.05
Options repurchased	—	(799,659)	1.24

Balances, November 30, 2000	16,134,629	14,157,259	2.71
Options granted	(929,320)	929,320	5.77
Options exercised	—	(537,235)	1.42
Options canceled	713,115	(700,715)	2.90
Options repurchased	—	(585,182)	1.06

Balances, November 30, 2001	15,918,424	13,263,447	3.04
Options granted	(2,795,100)	2,795,100	5.02
Options exercised	—	(68,086)	1.46
Options cancelled	210,614	(241,574)	3.16
Options repurchased	—	(57,264)	1.00

Balances, November 30, 2002	13,333,938	15,691,623	3.41
Options granted (unaudited)	(70,000)	70,000	5.00
Options exercised (unaudited)	—	(17,700)	1.74
Options canceled (unaudited)	408,465	(428,305)	3.34

Balances, May 31, 2003 (unaudited)	13,672,403	15,315,618	$3.42

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

The options outstanding and currently exercisable at November 30, 2002 are as follows:

Options Outstanding				Options Vested and Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
$1.50	1,749,258	3.67	$1.50	1,749,258	$1.50
$1.75	110,000	4.83	$1.75	110,000	$1.75
$2.25	6,216,961	6.60	$2.25	5,572,820	$2.25
$3.50	112,600	7.14	$3.50	69,776	$3.50
$4.50	3,954,000	7.43	$4.50	2,914,584	$4.50
$5.00	2,807,000	9.24	$5.00	135,458	$5.00
$6.00	741,804	8.42	$6.00	317,862	$6.00

$1.50–$6.00	15,691,623	7.03	$3.41	10,869,758	$2.88

At November 30, 2000 and 2001, options to purchase 8,320,302 and 9,314,148 shares, respectively, were exercisable and the weighted average price for each exercisable option was $2.44 and $2.73, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes model, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, and these assumptions differ significantly from the characteristics of Company stock option grants. The following weighted average assumptions, together with the minimum value method as prescribed by SFAS No. 123, are used to estimate the fair value of stock option grants in 2000, 2001, 2002 and the six-month periods ended May 31, 2002 and 2003:

	Year Ended November 30,			Six Months Ended May 31,
	2000	2001	2002	2002	2003
Expected life (years)	5	5	5	5	5
Risk-free interest rate	6.0%	4.7%	4.5%	4.2%	3.0%
Dividend yield	0%	0%	0%	0%	0%

As the determination of fair value of all options granted after such time the Company becomes a public company will include an expected volatility factor in addition to the factors described in the preceding table, the pro forma net income (loss) (see Note 2) may not be representative of future periods.

The weighted-average per share grant date fair value of options granted during the years ended December 31, 2000, 2001 and 2002 and the six months ended May 31, 2002 and 2003 was $1.36, $1.21, $1.05, $1.04 (unaudited) and $0.63 (unaudited), respectively.

Stock-based compensation

The Company applies APB No. 25 accounting to its stock-based compensation plans.

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

In connection with certain stock option grants to employees during the year ended November 30, 2000, 2001 and 2002, the Company recognized approximately $4,055, $0 and $35, respectively, of unearned stock-based compensation for the excess of the deemed fair value of shares of common stock subject to such options over the exercise price of these options at the date of grant. Such amounts are included as a reduction of stockholders’ equity and are being amortized on a straight-line basis over the vesting period, generally five years. The Company recorded amortization expense of unearned stock-based compensation of $1,347, $565, $561 and $276 (unaudited) during the years ended November 30, 2000, 2001, 2002 and the six months ended May 31, 2003, respectively.

During the years ended November 30, 2000 and 2001, the Company granted 740,000 and 20,000 options, respectively, at exercise prices ranging from $2.25 per share to $6.00 per share to employees of its parent company which were immediately vested and exercisable. The Company measured the fair value of the options using the Black-Scholes options pricing model assuming a dividend yield of 0%, volatility of 75%, expected option term of 10 years and a risk free interest rate between 4.74% and 5.52%. Accordingly, the Company recorded stock-based compensation expense of approximately $2,280 and $28 for the years ended November 30, 2000 and 2001, respectively.

Stock option repurchase

On August 31, 2001, the Company repurchased 585,182 stock options at a per share price that equaled $5.00 less the original exercise price. The Company recognized compensation expense of $2,312, of which $114 was charged to cost of revenue and $2,198 to selling, general and administrative expenses.

On April 10, 2000, the Company repurchased 799,659 stock options at a per share price that equaled $4.50 less the original exercise price. The Company recognized compensation expense of $2,609, of which $249 was charged to cost of revenue and $2,360 to selling, general and administrative expenses.

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

NOTE 13 — NET INCOME PER COMMON SHARE:

The following table sets forth the computation of basic and diluted net income per common share for the period indicated:

	Years Ended November 30,			Six Months Ended May 31,
	2000	2001	2002	2002	2003
				(unaudited)
Income from continuing operations	$42,011	$25,797	$28,032	$13,138	$13,721
Loss from discontinued operations	(5,577)	—	—	—	—

Net income	$36,434	$25,797	$28,032	$13,138	$13,721

Weighted average common shares — basic	43,001,012	43,819,704	44,121,174	44,096,663	44,175,125
Effect of dilutive securities:
Stock options	5,807,245	4,964,037	4,379,881	4,647,104	5,527,726

Weighted average common shares — diluted	48,808,257	48,783,741	48,501,055	48,743,767	49,702,851

Net income per common share — basic income from continuing operations	$0.98	$0.59	$0.64	$0.30	$0.31
Loss from discontinued operations	(0.13)	—	—	—	—

Net income per common share — basic	$0.85	$0.59	$0.64	$0.30	$0.31

Net income per common share — diluted:
Income from continuing operations	$0.86	$0.53	$0.58	$0.27	$0.28
Loss from discontinued operations	(0.11)	—	—	—	—

Net income per common share — diluted	$0.75	$0.53	$0.58	$0.27	$0.28

Options to purchase 732,096 and 738,920 shares of common stock as at November 30, 2001 and 2002, have not been included in the computation of diluted net income per share as their effect would have been anti-dilutive. There were no anti-dilutive securities outstanding at November 30, 2000 or May 31, 2002.

NOTE 14 — RELATED PARTY TRANSACTIONS:

Purchases of inventories from MiTAC International Corporation and its affiliates (principally notebook PC’s, motherboards and other peripherals) were approximately $392,000, $236,000, $142,354 and $54,630 (unaudited) during the years ended November 30, 2000, 2001, 2002 and the six months ended May 31, 2003, respectively. Sales to MiTAC International Corporation and its affiliates during the years ended November 30, 2000, 2001, 2002 and the six months ended May 31, 2003, were approximately $8,617, $4,706, $2,364 and $1,228 (unaudited), respectively. The Company’s relationship with MiTAC International Corporation has been

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue, or capacity commitments. Accordingly, the Company negotiates manufacturing and pricing terms, including allocating customer revenue, on a case-by-case basis with MiTAC International Corporation.

In January 1998, the Company’s Chief Executive Officer (“CEO”) issued a secured full recourse promissory note to the Company pursuant to which he can borrow up to $1,000. Interest is calculated based on the unpaid principal from the date of each borrowing at an annual rate of the then prevailing LIBOR rate plus 1.75% at the beginning of each calendar year with the accrued interest being payable on the last business day of the calendar year. The note was due on or before January 29, 2003 and is secured by a deed of trust on real property owned by the CEO. As of November 30, 2001, the amounts outstanding under the note were $871. As of November 30, 2002, there was no amount outstanding under the note.

In December 2001, the CEO borrowed an additional $1,100 from the Company pursuant to a secured full recourse promissory note. The note was due on or before December 28, 2031 and bore interest of 7.00%, payable on the last day of the calendar year. The note was secured by the same deed of trust on real property which serves as collateral for the 1998 promissory note. In December 2002, the entire amount of the note was paid off.

In January 2002, another officer of the Company borrowed $200 from the Company pursuant to a secured full recourse promissory note. The note is evidenced by a secured promissory note with interest at the rate of 7.00% per annum, payable on the last day of each calendar month. The note is due on or before January 25, 2017. The note is collateralized by a deed of trust on real property owned by the officer. As of November 30, 2002 and May 31, 2002, $200 and $199 (unaudited) respectively was outstanding under the note.

In October 2001, the Company established a brokerage account in Taiwan and deposited $2,000 in the account, for the purpose of acquiring shares of MiTAC International Corporation and its affiliates. As of November 30, 2001, the fair value of the common stock acquired was approximately $211. In 2002, the brokerage account was liquidated.

In February 2002, as a new investment option for the deferred compensation plan, the Company established another brokerage account in Taiwan. The purpose of the account is to hold shares of MiTAC International Corporation and its affiliates. Between February and August 2002, the Company deposited a total of $1,500 in the account. As of November 30, 2002 and May 31, 2003, the fair market value of the common stock acquired was approximately $1,464 and $1,715 (unaudited).

NOTE 15 — SEGMENT INFORMATION:

Segments were determined based on products and services provided by each segment. Accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company has identified the following two reportable business segments:

The Distribution segment distributes computer systems and complementary products to a variety of customers, including value-added resellers, system integrators, retailers, OEMs and direct outbound resellers.

The Contract Assembly segment provides electronics manufacturing services to various OEMs, including integrated supply chain management, build-to-order and configure-to-order system configurations, materials management, and logistics services.

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

Summarized financial information related to the Company’s reportable business segments as at November 30, 2000, 2001, 2002 and May 31, 2002 and 2003, and for each of the periods then ended, is shown below:

	Distribution	Contract Assembly	Consolidated
Year ended November 30, 2000:
Revenue	$2,174,826	$1,627,803	$3,802,629
Income from operations	38,266	31,557	69,823
Total assets	508,766	127,668	636,434

Year ended November 30, 2001:
Revenue	2,464,386	760,004	3,224,390
Income from operations	31,977	25,912	57,889
Total assets	498,404	66,630	565,034

Year ended November 30, 2002:
Revenue	3,394,727	373,155	3,767,882
Income from operations	43,087	7,395	50,482
Total assets	585,424	43,651	629,075

Six months ended May 31, 2002 (unaudited):
Revenue	1,467,447	217,784	1,685,231
Income from operations	18,957	5,825	24,782
Total assets	563,763	51,700	615,463

Six months ended May 31, 2003 (unaudited):
Revenue	1,752,912	85,116	1,838,028
Income from operations	25,008	240	25,248
Total assets	587,850	36,064	623,914

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

Summarized financial information related to the geographic areas in which the Company operated at November 30, 2000, 2001, 2002 and May 31, 2002 and 2003 and for each of the periods then ended is shown below:

	USA	Other	Consolidation Adjustments	Consolidated
Year Ended November 30, 2000:
Revenue	$3,429,113	380,821	$(7,305)	$3,802,629
Income from continuing operations	32,563	13,071	(3,623)	42,011
Total long-lived assets	30,355	15,965	—	46,320

Year Ended November 30, 2001:
Revenue	$2,768,858	461,929	$(6,397)	$3,224,390
Income from continuing operations	25,139	774	(116)	25,797
Total long-lived assets	23,931	18,697	—	42,628

Year Ended November 30, 2002:
Revenue	$2,987,611	785,164	$(4,893)	$3,767,882
Income from continuing operations	24,915	3,443	(326)	28,032
Total long-lived assets	29,187	27,448	—	56,635

Six Months Ended May 31, 2002 (unaudited):
Revenue	$1,308,659	378,596	$(2,024)	$1,685,231
Income from continuing operations	11,675	1,615	(152)	13,138
Total long-lived assets	30,874	18,354	—	49,228
Six Months Ended May 31, 2003 (unaudited):
Revenue	$1,411,260	430,531	$(3,763)	$1,838,028
Income from continuing operations	11,472	2,489	(240)	13,721
Total long-lived assets	25,797	26,863	—	52,660

NOTE 16 — DISCONTINUED OPERATIONS:

On November 20, 2000, one of the Company’s majority-owned subsidiaries, eManage.com (“eManage”), filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The Company consolidated the results of eManage through November 19, 2000. The loss from discontinued operations, including loss on write-off of net assets, associated with eManage.com was $5,577 in 2000. Concurrent with the bankruptcy filing the Company exited the web hosting and service business, and, as a result, the net financial results of eManage.com are reported separately as discontinued operations in the Company’s Consolidated Statement of Operations.

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

Revenue and loss from discontinued operations are as follows:

Year End November 30, 2000
Revenue from discontinued operations	$2,056
Loss from discontinued operations:
Operating loss	(12,107)
Minority interest	2,318
Income tax benefit	4,600

$(5,189)

Loss on write-off of net assets of discontinued operations:
Loss on write-off of net assets	$(1,273)
Minority interest	540
Income tax benefit	345

$(388)

NOTE 17 — RISK AND UNCERTAINTIES:

The Company operates in a highly competitive industry and is subject to various risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to differ materially from expectations include, but are not limited to, dependence on few customers, competition, new products and services, dependence upon key personnel, industry conditions, foreign currency fluctuations, and aspects of our strategic relationship with MiTAC International Corporation.

NOTE 18 — COMMITMENTS AND CONTINGENCIES:

The Company leases its facilities under operating lease agreements, which expire in various periods through 2006. Future minimum rental obligations under noncancelable lease agreements as of November 30, 2002 were as follows:

Years Ending November 30,
2003	$8,044
2004	5,278
2005	3,413
2006	2,737
2007	2,400

Total minimum lease payments	$21,872

Rent expense for the years ended November 30, 2000, 2001 and 2002 and for the six months ended May 31, 2002 and 2003 amounted to $5,786, $8,303, $10,567, $4,732 (unaudited) and $4,996 (unaudited), respectively.

SYNNEX INFORMATION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(INFORMATION AS OF MAY 31, 2003 AND/OR FOR THE SIX MONTHS

ENDED MAY 31, 2002 AND 2003 IS UNAUDITED)

(amounts in thousands, except for share and per share amounts)

The Company was contingently liable at November 30, 2002, under agreements to repurchase repossessed inventory acquired by Flooring Companies as a result of default on floor plan financing arrangements by the Company’s customers. These arrangements are described in Note 6. Losses, if any, would be the difference between repossession cost and the resale value of the inventory. There have been no material repurchases or losses through November 30, 2002 under these agreements.

The Company experienced theft as a result of break-ins at three of its warehouses in which approximately $9,600 of inventory was stolen. The Company’s insurance carrier has accepted coverage of approximately $400, is in the adjustment process for $1,400 and has reserved its rights with respect to and has not paid the remaining $7,800 of the claim.

The Company is involved in certain ongoing litigation in the normal course of operations. The Company believes that the outcome of the litigation will not have a material adverse effect on its financial position, cash flows, or results of operations.

NOTE 19 — SUBSEQUENT EVENTS:

Reincorporation

The Company intends to reincorporate in the State of Delaware prior to the effective date of this offering, and the historical information contained in these consolidated financial statements has been updated to reflect this reincorporation.

Severance Agreement

The Company has reached an agreement regarding the severance arrangements with an officer whose employment is to be terminated. The agreement calls for a cash payment of $1,671 and the acceleration of vesting and extension of the exercise period of certain options previously issued to him, resulting in a non-cash charge of approximately $355. The expense related to the cash payments and option acceleration, net of tax, is expected to be approximately $1,200. Subject to certain conditions, the termination is to be finalized and the expense taken in the quarter ended November 30, 2003.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Until             , 2003 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                     shares

SYNNEX Information Technologies, Inc.

Common Stock

PROSPECTUS

                                    , 2003

Bear, Stearns & Co. Inc.

Banc of America Securities LLC

Raymond James

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts, payable by the Registrant in connection with the offer and sale of the shares of common stock being registered. All amounts are estimates except the registration fee, the NASD filing fee and the New York Stock Exchange entry and application fee.

Registration fee		$7,443
NASD filing fee		9,700
Blue Sky/NASD fees and expenses (including legal fees)		10,000
New York Stock Exchange entry and application fee		*
Accounting fees and expenses		*
Other legal fees and expenses		*
Transfer agent and registrar fee		*
Printing and engraving		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation’s board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”). Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Article VII of our Amended and Restated Certificate of Incorporation (Exhibit 3(i)3 hereto) and Section 6 of the our bylaws (Exhibit 3(ii)3 hereto) provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. We have entered into Indemnification Agreements (Exhibit 10.6 hereto) with our officers and directors that will require us to, among other things, indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of us, our directors and officers and by us, the selling stockholders and MiTAC International of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act and affords certain rights of contribution with respect thereto. We also maintain directors and officers liabilities insurance.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

Since August 2, 2000, we have issued and sold the following securities:

(a)    We have issued and sold 663,067 shares of our common stock to officers, employees and consultants for an aggregate purchase price of $973,724.50 pursuant to stock issuances and option exercise under our 1993 Stock Option Plan, 1997 Stock Option/Stock Issuance Plan and Special Executive Stock Option/Stock Issuance Plan.

(b)    In September 2000, we issued 645,000 shares of our common stock to MIX System Holdings Ltd. in exchange for all of the outstanding shares of MiTAC Industrial Corporation.

(c)    In September 2000, we issued 3,275,000 shares of our common stock to Silver Star Developments Ltd. in exchange for all of the outstanding shares of MiTAC Europe, Ltd.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  Exhibits

1.1*	Form of Underwriting Agreement
3.(i)1	Articles of Incorporation of the Registrant
3.(i)2*	Form of Restated Certificate of Incorporation of the Registrant, to be filed following our reincorporation under Delaware law
3.(i)3*	Form of Restated Certificate of Incorporation of the Registrant, to be filed upon the closing of the offering to which this Registration Statement relates
3.(ii)1	Bylaws of the Registrant
3.(ii)2*	Restated Bylaws of the Registrant, to be effective following our reincorporation under Delaware law
3.(ii)3*	Restated Bylaws of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates
4.1*	Specimen Common Stock Certificate
5.1*	Opinion of Pillsbury Winthrop LLP
10.1†	1993 Stock Option Plan and form of agreements thereunder
10.2†	1997 Stock Option/Stock Issuance Plan and form of agreements thereunder
10.3†	Special Executive Stock Option/Stock Issuance Plan and form of agreements thereunder
10.4†	Form of 2003 Stock Incentive Plan and form of agreements thereunder
10.5†	Form of 2003 Employee Stock Purchase Plan
10.6	Form of Indemnification Agreement between the Registrant and its officers and directors
10.7	Registration Rights Agreement dated July 1, 2002
10.8	Amended and Restated Receivables Purchase and Servicing Agreement, dated August 30, 2002, by and among the Registrant, SIT Funding Corporation, Redwood Receivables Corporation and General Electric Capital Corporation
10.9	Amendment No. 1 dated June 30, 2003 to Amended and Restated Receivables Purchase and Servicing Agreement and Amended and Restated Receivables Transfer Agreement by and among the Registrant, SIT Funding Corporation, Redwood Receivables Corporation and General Electric Capital Corporation
10.10	Standard Industrial Lease, dated December 5, 1996, between the Registrant and Alexander & Baldwin, Inc.
10.11	First Amendment to Lease, dated May 24, 1999, between the Registrant and Bedford Property Investors, Inc.
10.12	Second Amendment to Lease, dated March 30, 2001, between the Registrant and Bedford Property Investors, Inc.
21.1	List of Subsidiaries
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants
23.2*	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1)
24.1	Power of Attorney (See page II-4 of this Registration Statement)
* To be filed by amendment. † Denotes management compensatory plan or arrangement. (b) Financial Statement Schedules.
Report of Independent Accountants Schedule II—Valuation and Qualifying Accounts

ITEM 17.    UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on this 5th day of September, 2003.

SYNNEX INFORMATION TECHNOLOGIES, INC.

/s/    ROBERT T. HUANG

By:

Robert T. Huang

President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Robert T. Huang and Dennis Polk, and each one of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that each of said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the persons whose signatures appear below, which persons have signed such Registration Statement in the capacities and on the dates indicated:

Signature	Title	Date

/s/ ROBERT T. HUANG Robert T. Huang	Chief Executive Officer, President and Director (Principal Executive Officer)	September 5, 2003

/s/ DENNIS POLK Dennis Polk	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 5, 2003

/s/ MATTHEW MIAU Matthew Miau	Chairman of the Board	September 5, 2003

/s/ FRED BREIDENBACH Fred Breidenbach	Director	September 5, 2003

/s/ YOUNG SOHN Young Sohn	Director	September 5, 2003

/s/ DWIGHT STEFFENSEN Dwight Steffensen	Director	September 5, 2003

REPORT OF INDEPENDENT ACCOUNTANTS

ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of

SYNNEX Information Technologies, Inc.

Our audits of the consolidated financial statements referred to in our report dated January 17, 2003 appearing in the Registration Statement on Form S-1 also included an audit of the financial statement schedule listed in Item 16(b) of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/    PricewaterhouseCoopers LLP

San Jose, California

January 17, 2003

S-1

SCHEDULE II

SYNNEX INFORMATION TECHNOLOGIES, INC.

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance Beginning of Period	Additions from Acquisition	Additions Charged to Revenues and Costs and Expenses	Write-Offs and Deductions	Balance at End of Period
2000:
Allowance for doubtful accounts	$9,128	$209	$8,259	$(7,219)	$10,377

Allowance for sales returns	$3,313	$—	$26,909	$(25,613)	$4,609

2001:
Allowance for doubtful accounts	$10,377	$3,781	$4,851	$(8,372)	$10,637

Allowance for sales returns	$4,609	$—	$42,955	$(41,021)	$6,543

2002:
Allowance for doubtful accounts	$10,637	$986	$6,278	$(6,882)	$11,019

Allowance for sales returns	$6,543	$—	$37,326	$(40,112)	$3,757

S-2

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

3.(i)1	Articles of Incorporation of the Registrant

3.(i)2*	Form of Restated Certificate of Incorporation of the Registrant, to be filed following our reincorporation under Delaware law

3.(i)3*	Form of Restated Certificate of Incorporation of the Registrant, to be filed upon the closing of the offering to which this Registration Statement relates

3.(ii)1	Bylaws of the Registrant

3.(ii)2*	Restated Bylaws of the Registrant, to be effective following our reincorporation under Delaware law

3.(ii)3*	Restated Bylaws of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates

4.1*	Specimen Common Stock Certificate

5.1*	Opinion of Pillsbury Winthrop LLP

10.1†	1993 Stock Option Plan and form of agreements thereunder

10.2†	1997 Stock Option/Stock Issuance Plan and form of agreements thereunder

10.3†	Special Executive Stock Option/Stock Issuance Plan and form of agreements thereunder

10.4†	Form of 2003 Stock Incentive Plan and form of agreements thereunder

10.5†	Form of 2003 Employee Stock Purchase Plan

10.6	Form of Indemnification Agreement between the Registrant and its officers and directors

10.7	Registration Rights Agreement dated July 1, 2002

10.8	Amended and Restated Receivables Purchase and Servicing Agreement, dated August 30, 2002, by and among the Registrant, SIT Funding Corporation, Redwood Receivables Corporation and General Electric Capital Corporation

10.9	Amendment No. 1 dated June 30, 2003 to Amended and Restated Receivables Purchase and Servicing Agreement and Amended and Restated Receivables Transfer Agreement by and among the Registrant, SIT Funding Corporation, Redwood Receivables Corporation and General Electric Capital Corporation

10.10	Standard Industrial Lease, dated December 5, 1996, between the Registrant and Alexander & Baldwin, Inc.

10.11	First Amendment to Lease, dated May 24, 1999, between the Registrant and Bedford Property Investors, Inc.

10.12	Second Amendment to Lease, dated March 30, 2001, between the Registrant and Bedford Property Investors, Inc.

21.1	List of Subsidiaries

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants

23.2*	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1)

24.1	Power of Attorney (See page II-4 of this Registration Statement)

*	To be filed by amendment.
†	Denotes management compensatory plan or arrangement.